As confidentially submitted with the Securities and Exchange Commission on March 31, 2025

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

T-Mobile US, Inc.

T-Mobile USA, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware		20-0836269
Delaware	4812	91-1983600
(state or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Additional Registrants

(See Table of Additional Registrants on next Page)

12920 SE 38th Street

Bellevue, Washington 98006

(425) 378-4000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Mark W. Nelson

Executive Vice President and General Counsel

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

(425) 378-4000

(Address, including zip code, and telephone number, including area code of, agent for service)

Copies to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public: The offer described herein will commence as soon as practicable after the time this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

In addition to T-Mobile US, Inc., the following direct or indirect subsidiaries of T-Mobile USA, Inc. may be guarantors of debt securities issued by T-Mobile USA, Inc. and are Co-Registrants:

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification Number
ADstruc, LLC	Delaware	27-3291011
APC Realty and Equipment Company, LLC	Delaware	52-2013278
Assurance Wireless of South Carolina, LLC	Delaware	Not applicable
Assurance Wireless USA, L.P.	Delaware	94-3410099
ATI Sub, LLC	Delaware	26-2670017
Blis USA, Inc.	Delaware	81-2163985
Breeze Acquisition Sub LLC	Delaware	33-3728363
Clearwire Communications LLC	Delaware	26-3783012
Clearwire Legacy LLC	Delaware	26-3791581
Clearwire Spectrum Holdings II LLC	Nevada	Not applicable
Clearwire Spectrum Holdings III LLC	Nevada	Not applicable
Clearwire Spectrum Holdings LLC	Nevada	Not applicable
Fixed Wireless Holdings, LLC	Delaware	75-3120884
IBSV LLC	Delaware	91-2116910
MetroPCS California, LLC	Delaware	68-0618381
MetroPCS Florida, LLC	Delaware	68-0618383
MetroPCS Georgia, LLC	Delaware	68-0618386
MetroPCS Massachusetts, LLC	Delaware	20-8303630
MetroPCS Michigan, LLC	Delaware	20-2509038
MetroPCS Nevada, LLC	Delaware	20-8303430
MetroPCS New York, LLC	Delaware	20-8303519
MetroPCS Pennsylvania, LLC	Delaware	20-8303570
MetroPCS Texas, LLC	Delaware	20-2508993
Mint Mobile, LLC	Delaware	84-2466109
Mint Mobile Incentive Company, LLC	Delaware	Not applicable
Nextel Systems, LLC	Delaware	54-1878330
Nextel West Corp.	Delaware	84-1116272
NSAC, LLC	Delaware	54-1879079
PRWireless PR, LLC	Delaware	20-5942061
PushSpring, LLC	Delaware	46-2545203
Sprint Capital Corporation	Delaware	48-1132866
Sprint Communications LLC	Delaware	48-0457967
Sprint LLC	Delaware	46-1170005
Sprint Solutions LLC	Delaware	47-0882463
Sprint Spectrum LLC	Delaware	48-1165245
Sprint Spectrum Realty Company, LLC	Delaware	43-1746021
SprintCom LLC	Kansas	48-1187511
T-Mobile Central LLC	Delaware	91-1973799
T-Mobile Financial LLC	Delaware	47-1324347
T-Mobile Innovations LLC	Delaware	Not applicable
T-Mobile Leasing LLC	Delaware	47-5079638
T-Mobile License LLC	Delaware	91-1917328
T-Mobile Northeast LLC	Delaware	52-2069434
T-Mobile Puerto Rico Holdings LLC	Delaware	20-2209577
T-Mobile Puerto Rico LLC	Delaware	66-0649631
T-Mobile Resources LLC	Delaware	91-1909782

Exact name of registrant as specified in its charter(1)	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification Number
T-Mobile South LLC	Delaware	20-3945483
T-Mobile West LLC	Delaware	36-4027581
TDI Acquisition Sub, LLC	Delaware	26-2671363
TMUS International LLC	Delaware	91-2116909
TVN Ventures LLC	Delaware	Not applicable
UVNV, LLC	Delaware	45-4829750
Vistar Media Global Partners, LLC	New York	33-4018758
Vistar Media Inc.	Delaware	45-2857556
VMU GP, LLC	Delaware	Not applicable
WBSY Licensing, LLC	Delaware	36-4046585

(1)	The address of each registrant is 12920 SE 38th Street, Bellevue, Washington 98006, and the telephone number is (425) 378-4000.

The information in this prospectus is not complete and may be changed. A registration statement relating to the securities described in this prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED      , 2025

PROSPECTUS

T-Mobile USA, Inc.

Offers to Exchange

All Outstanding Notes of United States Cellular Corporation of the Series Specified Below

and Solicitation of Consents to Amend the Related Indentures

Withdrawal Deadline: 5:00 p.m., New York City Time,    , 2025, unless extended

Early Participation Date: 5:00 p.m., New York City Time,    , 2025, unless extended

Expiration Date: 5:00 p.m., New York City Time,    , 2025, unless extended

We are offering to exchange any and all validly tendered (and not validly withdrawn) and accepted notes of the 4 series of notes described in the below table issued by United States Cellular Corporation (“USCC”) for notes to be issued by T-Mobile USA, Inc. (“T-Mobile USA”) to be fully and unconditionally guaranteed on an unsecured basis (such guarantees, the “Guarantees”) by the guarantors described herein (collectively, the “Guarantors”) as described in the table below.

Aggregate Principal Amount (mm)	Title of Series of Old USCC Notes	CUSIP No./ ISIN	Title of Series of Notes to be Issued by T-Mobile USA	Exchange Consideration(1)	Early Participation Premium(1)	Early Consent Fee(2)	Early Exchange Consideration(3)
							New T-Mobile Notes (Principal Amount)	Cash
$544	6.700% Senior Notes due 2033 (the “Old USCC 2033 Notes”)	911684AD0/ US911684AD06	6.700% Senior Notes due 2033 (the “New 2033 Notes”)	$970	$30	$1.00	$1,000	$1.00
$500	6.250% Senior Notes due 2069 (the “Old USCC 2069 Notes”)	911684702/ US9116847024	6.250% Senior Notes due 2069 (the “New 2069 Notes”)	$24.25	$0.75	$0.025	$25	$0.025
$500	5.500% Senior Notes due 2070 (March) (the “Old USCC March 2070 Notes”)	911684801/ US9116848014	5.500% Senior Notes due March 2070 (the “New March 2070 Notes”)	$24.25	$0.75	$0.025	$25	$0.025
$500	5.500% Senior Notes due 2070 (June) (the “Old USCC June 2070 Notes”)	911684884/ US9116848840	5.500% Senior Notes due June 2070 (the “New June 2070 Notes”)	$24.25	$0.75	$0.025	$25	$0.025

(1)

Consideration in the form of principal amount of (i) the New 2033 Notes per $1,000 principal amount of the Old USCC 2033 Notes and (ii) the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes per note (or unit) per $25 principal amount of the Old USCC 2069 Notes, the Old USCC March 2070 Notes and the Old USCC June 2070 Notes, respectively, of like tenor and coupon, in each case, validly tendered and accepted for exchange, subject to any rounding as described herein.

(2)

Consideration in the form of a cash payment of (i) $1.00 per $1,000 of the Old USCC 2033 Notes and (ii) $0.025 per $25 principal amount of the Old USCC 2069 Notes, the Old USCC March 2070 Notes and Old USCC June 2070 Notes, in each case, for consents to the proposed amendments to the applicable USCC Indenture under which such series of those notes were issued validly delivered prior to the Early Participation Date described below and not validly withdrawn.

(3)

Expressed per $1,000 principal amount of the Old USCC 2033 Notes and per $25 principal amount of the Old USCC 2069, Old USCC March 2070 and Old USCC June 2070 Notes. Includes the applicable Early Participation Premium (as defined below) and the applicable Early Consent Fee (as defined below) for each series of Old USCC Notes validly tendered prior to the Early Participation Date described below and not validly withdrawn.

This investment involves risks. Prior to participating in any of the exchange offers and consenting to the proposed amendments, please see the section entitled “Risk Factors” beginning on page 26 of this prospectus for a discussion of the risks that you should consider. Additionally, see the “Risk Factors” in T-Mobile US, Inc.’s Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference herein, to read about factors you should consider before investing in the New T-Mobile Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer managers for the exchange offers and solicitation agents for the consent solicitations for the Old USCC Notes are:

The date of this prospectus is    , 2025

(continued)

These exchange offers and consent solicitations are being made to all holders of each series of the above-referenced Old USCC Notes.

None of T-Mobile US, Inc., T-Mobile USA, USCC, the exchange agent and information agent (each as defined below), the USCC Trustee (as defined below), the Trustee (as defined below), or the dealer managers and solicitation agents makes any recommendation as to whether holders of Old USCC Notes should exchange their notes in the exchange offers or deliver consents to the proposed amendments to the USCC Indentures (as defined below).

In exchange for each $1,000 principal amount of the Old USCC 2033 Notes that is validly tendered prior to 5:00 p.m., New York City time, on    , 2025, unless extended by us, in our sole discretion (such date and time, as it may be extended, the “Early Participation Date”), and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive the early exchange consideration set out in the table above (the “Old USCC 2033 Notes Early Exchange Consideration”), which consists of (i) $1,000 principal amount of the New 2033 Notes (including the Early Participation Premium set out in the table above (the “Old USCC 2033 Notes Early Participation Premium”), which consists of $30 principal amount of the New 2033 Notes and (ii) a cash payment of $1.00 (the “Old USCC 2033 Notes Early Consent Fee”).

In exchange for each $1,000 principal amount of the Old USCC 2033 Notes that is validly tendered after the Early Participation Date but prior to the Expiration Date (as defined below) and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive only the exchange consideration set out in the table above (the “Old USCC 2033 Notes Exchange Consideration”), which is equal to the Old USCC 2033 Notes Early Exchange Consideration less the Old USCC 2033 Notes Early Participation Premium and less the Old USCC 2033 Notes Early Consent Fee, and so consists of $970 principal amount of the New 2033 Notes.

In exchange for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered prior to the Early Participation Date, and not validly withdrawn, holders of such series, respectively, will be eligible to receive the early exchange consideration set out in the table above (the “Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration”), which in each case consists of (i) $25 principal amount of the corresponding New 2069 Notes, New March 2070 Notes and New June 2070 Notes (including the Early Participation Premiums set out in the table above (the “Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium” and together with the Old USCC 2033 Notes Early Participation Premium, the “Early Participation Premium”), which consists of $0.75 principal amount of the New 2069 Notes, New March 2070 Notes or New June 2070 Notes validly tendered and accepted for exchange) and (ii) a cash payment of $0.025 (the “Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee” and together with the Old USCC 2033 Notes Early Consent Fee, the “Early Consent Fee”).

In exchange for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered after the Early Participation Date but prior to the Expiration Date (as defined below) and not validly withdrawn, holders of such series, respectively, will be eligible to receive only the exchange consideration set out in the table above (the “Old USCC 2069 and Old USCC 2070 Notes Exchange Consideration”), which is equal to the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration less the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium and less the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee, and so consists of $24.25 principal amount of the New 2069 Notes, New March 2070 Notes and New June 2070 Notes, respectively.

The Company will pay the Early Consent Fee on the Settlement Date (as defined below). Holders of Old USCC Notes for which no consent is delivered prior to the Early Participation Date (or Old USCC Notes for which a valid consent is delivered, but such consent is revoked prior to the Early Participation Date) will not receive any Early Consent Fee, even though the proposed amendments to the USCC Indentures (as defined below), once operative, will bind all holders and their transferees. No additional amounts will be paid with respect to any tax withheld from the payment of an Early Consent Fee. No other payment will be made for a holder’s consent to the proposed amendments to the USCC Indentures.

With respect to any Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070, accepted for exchange by T-Mobile USA, T-Mobile USA will pay a soliciting dealer fee of $0.0625 for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that are validly tendered prior to the Expiration Date and not validly withdrawn to retail brokers that are appropriately designated by their tendering holder clients to receive this fee, provided that such fee will only be paid with respect to tenders by holders whose aggregate principal amount of Old USCC Notes is $250,000 or less. See “—Soliciting Dealer Fee”.

Tenders of Old USCC Notes in connection with any of the exchange offers may be withdrawn and consents to the proposed amendments may be revoked at any time prior to 5:00 p.m., New York City time, on    , 2025, unless extended by us, in our sole discretion (such date and time, as it may be extended, the “Withdrawal Deadline”), but may not be withdrawn or revoked at any time thereafter. Consents may be revoked prior to the Withdrawal Deadline only by validly withdrawing the associated tendered Old USCC Notes. A valid withdrawal of tendered Old USCC Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the relevant USCC Indenture, and a revocation of a consent to the proposed amendments prior to the Withdrawal Deadline will be deemed to be a concurrent withdrawal of the related tendered Old USCC Notes. Following the Withdrawal Deadline, tenders of Old USCC Notes may not be validly withdrawn and consents may not be revoked unless we elect in our sole discretion to amend the exchange offers and consent solicitation to allow such actions or we are otherwise required by law to permit withdrawal. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect do so without also allowing additional consent revocation rights.

Each New T-Mobile Note issued in exchange for an Old USCC Note will have an interest rate and maturity that is identical to the interest rate and maturity of the tendered Old USCC Note, as well as identical interest payment dates and substantially identical optional redemption provisions. No cash payment in respect of accrued but unpaid interest will be paid at settlement of the exchange offers with respect to Old USCC Notes tendered for exchange. However, interest on the applicable New T-Mobile Note will accrue from and including the most recent interest payment date of the tendered Old USCC Note. Subject to the minimum denominations as described herein, the principal amount of each New T-Mobile Note will be rounded down, if necessary, to the nearest whole multiple of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes), and we will pay a cash rounding amount (as defined below) equal to the remaining portion, if any, of the exchange price of such Old USCC Note, plus accrued and unpaid interest with respect to such portion of the Old USCC Notes not exchanged. The exchange offers will expire at 5:00 p.m., New York City time, on    , 2025, unless extended (such date and time as they may be extended, the “Expiration Date”). You may withdraw tendered Old USCC Notes at any time prior to the Withdrawal Deadline. As of the date of this prospectus, there was $2,044,000,000 aggregate principal amount of outstanding Old USCC Notes.

Each series of Old USCC Notes was issued under the Indenture, dated as of June 1, 2002 (the “USCC Base Indenture”), between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York (the “USCC Trustee”), as supplemented by one or more supplemental indentures in respect of each series of Old USCC Notes.

Concurrently with the exchange offers, we are also soliciting consents from each holder of the Old USCC Notes, on behalf of USCC, upon the terms and conditions set forth in this prospectus to certain proposed amendments (the “proposed amendments”) to each series of Old USCC Notes and the respective USCC Indenture, to be governed by, as applicable:

•	the USCC Base Indenture;

•

a Twelfth Supplemental Indenture (a form of which is attached as Exhibit 4.10 hereto), to the USCC Base Indenture, as supplemented by the Third Supplemental Indenture thereto dated December 3, 2003 (the “USCC Third Supplemental Indenture”) and the Fifth Supplemental Indenture thereto dated June 21, 2004 (the “USCC Fifth Supplemental Indenture”), relating to USCC’s 6.700% Senior Notes due 2033;

•

a Thirteenth Supplemental Indenture (a form of which is attached as Exhibit 4.11 hereto), to the USCC Base Indenture, as supplemented by the Ninth Supplemental Indenture thereto dated August 12, 2020 (the “USCC Ninth Supplemental Indenture”), relating to USCC’s 6.250% Senior Notes due 2069;

•

a Fourteenth Supplemental Indenture (a form of which is attached as Exhibit 4.12 hereto), to the USCC Base Indenture, as supplemented by the Tenth Supplemental Indenture thereto dated December 2, 2020 (the “USCC Tenth Supplemental Indenture”), relating to USCC’s 5.500% Senior Notes due 2070 (March); and

•

a Fifteenth Supplemental Indenture (a form of which is attached as Exhibit 4.13 hereto), to the USCC Base Indenture, as supplemented by the Eleventh Supplemental Indenture thereto dated May 17, 2021 (the “USCC Eleventh Supplemental Indenture”), relating to USCC’s 5.500% Senior Notes due 2070 (June).

The USCC Base Indenture, the USCC Third Supplemental Indenture, the USCC Fifth Supplemental Indenture, the USCC Ninth Supplemental Indenture, the USCC Tenth Supplemental Indenture and the USCC Eleventh Supplemental Indenture, each as supplemented or amended, are referred to collectively herein as the “USCC Indentures.”

You may not consent to the proposed amendments to the relevant USCC Indenture without tendering your Old USCC Notes in the appropriate exchange offer, and you may not tender your Old USCC Notes for exchange without consenting to the applicable proposed amendments. By tendering your Old USCC Notes for exchange, you will be deemed to have validly delivered your consent to the proposed amendments to the applicable USCC Indenture under which those notes were issued with respect to that specific series, as further described under “The Proposed Amendments.” You may revoke your consent to the proposed amendments at any time prior to the Withdrawal Deadline by withdrawing the Old USCC Notes you have tendered prior to the Withdrawal Deadline but you will not be able to revoke your consent after the Withdrawal Deadline, as further described in this prospectus. All holders that do not deliver valid unrevoked consents to the Proposed Amendments prior to the Early Participation Date will not be entitled to receive any Early Consent Fee, but will be bound by the Proposed Amendments if it becomes operative, as described herein.

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver, where permitted, of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.” These include the closing of the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”). We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) and not being subject to a stop order by the Commission. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date. Receipt of the Requisite Consents (as defined under the heading “The Proposed Amendments”) is not a condition to the consummation of any of the exchange offers.

Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations, and we reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described in this prospectus.

We plan to issue the New T-Mobile Notes promptly on or about the second business day following the Expiration Date (the “Settlement Date”). We expect to extend the Expiration Date, but not the Withdrawal Deadline, for the exchange offers as necessary so that the Settlement Date occurs on or shortly following the date on which the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”) closes, which is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. As a result, tendered Old USCC Notes may be inaccessible to holders for an indeterminate (and potentially significant) period of time.

T-Mobile USA has applied to list the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes on Nasdaq’s U.S. Bond Exchange. If the application is approved, we expect trading in such notes on Nasdaq’s U.S. Bond Exchange to begin on the original issue date or promptly thereafter. T-Mobile USA does not intend to apply for the New 2033 Notes to be listed on any securities exchange or to arrange for the New 2033 Notes to be quoted on any quotation system.

USCC has advised us that it does not currently intend to redeem any of the remaining Old USCC Notes. However, in the future, USCC may redeem or otherwise repurchase Old USCC Notes that are not tendered in the exchange offers.

USCC may, in its sole discretion, delist any of the Old USCC 2069 Notes, Old USCC March 2070 Notes and/or Old USCC June 2070 Notes from the New York Stock Exchange. See “Risk Factors— Risks Relating to the Exchange Offers and Consent Solicitations— USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.”

i

ABOUT THIS PROSPECTUS

As permitted by the rules and regulations of the SEC, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website described below under the heading “Where You Can Find More Information.”

This prospectus incorporates business and financial information about us that is not included in or delivered with this prospectus. You should read this prospectus, any related free writing prospectus and the documents incorporated by reference carefully before you decide whether to invest. These documents contain important information you should consider when making your investment decision. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference in that filing) at no cost, by writing to or telephoning us at the following address:

Broady Hodder

Senior Vice President, Governance, Strategy and Integrity and Secretary

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

(425) 383-4000

To obtain timely delivery, you must make the request no later than    , 2025, which is five business days before the Expiration Date.

In this prospectus, unless stated otherwise or the context indicates otherwise, references to “T-Mobile,” the “Company,” “our Company,” “we,” “our,” “ours” and “us” refer to T-Mobile US, Inc. together with its direct and indirect subsidiaries, including T-Mobile USA and its subsidiaries and, on and after April 1, 2020, Sprint LLC (formerly known as Sprint Corporation), a Delaware limited liability company (“Sprint”) and its subsidiaries. References to “Sprint Communications” refer to Sprint Communications LLC (formerly known as Sprint Communications, Inc.), a Delaware limited liability company. References to “T-Mobile USA” and the “Issuer” refer to T-Mobile USA, Inc. only. T-Mobile USA’s corporate parent is T-Mobile US, Inc., which we refer to in this prospectus on a stand-alone basis as “T-Mobile US” or “Parent.” T-Mobile US has no operations separate from its investment in T-Mobile USA. Accordingly, unless otherwise noted, all of the business and financial information in this prospectus, including the factors identified under “Risk Factors” beginning on page 25, is presented on a consolidated basis for T-Mobile.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus, any related free writing prospectus and the documents incorporated by reference in this prospectus or any related free writing prospectus may include trademarks, trade names and service marks owned by us or other companies. All trademarks, trade names and service marks included or incorporated by reference in this prospectus, any related free writing prospectus and the documents incorporated by reference in this prospectus or any related free writing prospectus are the property of their respective owners.

ROUNDING

Certain numbers and percentages presented in this prospectus may not sum to the totals presented due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, any related free writing prospectus, the documents incorporated by reference and our other public statements include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including information concerning our future results of operations, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The following important factors, along with the risk factors identified under “Risk Factors” and the risk factors incorporated by reference herein, could affect future results and cause those results to differ materially from those expressed in the forward-looking statements:

•	competition, industry consolidation and changes in the market for wireless communications services and other forms of connectivity;

•	criminal cyberattacks, disruption, data loss or other security breaches;

•	our inability to timely adopt and effectively deploy network technology developments;

•	our inability to effectively execute our digital transformation and drive customer and employee adoption of emerging technologies;

•	our inability to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture;

•	system failures and business disruptions, allowing for unauthorized use of or interference with our network and other systems;

•	the scarcity and cost of additional wireless spectrum, and regulations relating to spectrum use;

•

the timing and effects of any pending and future acquisition, divestiture, investment, joint venture or merger involving us, including our inability to obtain any required regulatory approval necessary to consummate any such transactions or to achieve the expected benefits of such transactions;

•

adverse economic, political or market conditions in the U.S. and international markets, including changes resulting from increases in inflation or interest rates, supply chain disruptions and impacts of geopolitical instability, such as the Ukraine-Russia and Israel-Hamas wars and further escalations thereof;

•	our inability to successfully deliver new products and services;

•	any disruption or failure of our third parties (including key suppliers) to provide products or services for the operation of our business;

•	sociopolitical volatility and polarization and risks related to environmental, social and governance matters;

•	our substantial level of indebtedness and our inability to service our debt obligations in accordance with their terms;

•	changes in the credit market conditions, credit rating downgrades or an inability to access debt markets;

•	our inability to maintain effective internal control over financial reporting;

•	any changes in regulations or in the regulatory framework under which we operate;

•	laws and regulations relating to the handling of privacy, data protection and artificial intelligence (“AI”);

•	unfavorable outcomes of and increased costs from existing or future regulatory or legal proceedings;

•	difficulties in protecting our intellectual property rights or if we infringe on the intellectual property rights of others;

•	our offering of regulated financial services products and exposure to a wide variety of state and federal regulations;

•	new or amended tax laws or regulations or administrative interpretations and judicial decisions affecting the scope or application of tax laws or regulations;

•	our wireless licenses, including those controlled through leasing agreements, are subject to renewal and may be revoked;

•	our exclusive forum provision as provided in our Certificate of Incorporation;

•	interests of Deutsche Telekom AG (“Deutsche Telekom” or “DT”), our controlling stockholder, which may differ from the interests of other stockholders;

•

our current and future stockholder return programs may not be fully utilized, and our share repurchases and dividend payments pursuant thereto may fail to have the desired impact on stockholder value; and

•

future sales of our common stock by DT and SoftBank Group Corp. (“SoftBank”) and our inability to attract additional equity financing outside the United States due to foreign ownership limitations by the Federal Communications Commission (“FCC”).

Additional information concerning these and other risk factors is contained in the section titled “Risk Factors” in this prospectus and the documents incorporated by reference.

Forward-looking statements in this prospectus, any related free writing prospectus or the documents incorporated by reference speak only as of the date of this prospectus or the applicable document incorporated by reference (or such earlier date as may be specified in the applicable document), as applicable, are based on assumptions and expectations as of such dates, and involve risks, uncertainties and assumptions, many of which are beyond our ability to control or predict, including the factors above. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. For more information, see the section entitled “Where You Can Find More Information.” The results presented for any period may not be reflective of results for any subsequent period.

You should carefully read and consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf, and all future written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

SUMMARY

The following summary highlights selected information about us contained elsewhere or incorporated by reference in this prospectus and any related free writing prospectus. This summary does not contain all of the information you should consider before deciding whether to invest in the New T-Mobile Notes. You should review this entire prospectus and any related free writing prospectus carefully, including the risks of investing in the New T-Mobile Notes described under the heading “Risk Factors” beginning on page 25 in this prospectus, as well as our consolidated financial statements and notes thereto and other information incorporated by reference in this prospectus.

Our Company

As America’s supercharged Un-carrier, we have disrupted the wireless communications services industry by actively engaging with and listening to our customers and focusing on eliminating their pain points. Our customers benefit from what we believe is an unmatched combination of value and network quality, unwavering focus on offering them the best possible service experience and undisputable drive for disruptive innovation in wireless and beyond. This includes providing added value and what we believe is an exceptional experience while implementing signature Un-carrier initiatives that have changed the wireless industry. We ended annual service contracts, overages, unpredictable international roaming fees and data buckets, among other things. We are inspired by a relentless focus on customer experience, consistently delivering award-winning customer experience, which drives our customer satisfaction levels while enabling operational efficiencies.

With what we believe is America’s largest, fastest, most awarded and most advanced 5G network, the Un-carrier strives to offer customers unrivaled coverage and capacity where they live, work and travel. We believe our network is the foundation of our success and powers everything we do. Our dense and multi-layer network provides an unmatched 5G and overall network experience to our customers, which consists of our foundational layer of low-band, our mid-band and our millimeter-wave spectrum licenses. This multilayer portfolio of spectrum broadens and deepens our nationwide 5G network, enabling accelerated innovation and increased competition in the U.S. wireless and broadband industries.

We continue to expand the footprint and improve the quality of our network, enabling us to provide what we believe are outstanding wireless experiences for customers who should not have to compromise on quality and value. Our network allows us to deliver new, innovative products and services, such as our High Speed Internet fixed wireless product, with the same customer experience focus and industry-disrupting mindset that we have adopted in our attempt to redefine the wireless communications services industry in the United States in the customers’ favor.

As part of our relentless, customer-first focus, we are transforming into an AI-enabled, data-informed, digital-first organization to continue delivering differentiated experiences to our customers. Leveraging the latest AI technology and digital capabilities, we are pioneering new approaches to serving customers with a platform to better anticipate and proactively solve their issues, offering personalized self-service options and taking authorized actions on their behalf, while simultaneously creating large-format customer experience stores for customers looking for an immersive experience, and increasing investment in domestic customer care. Our comprehensive T-Life app will further allow us to tap into customer preferences and radically simplify customer experiences in the future.

As of December 31, 2024, we provide wireless communications services to 129.5 million postpaid and prepaid customers and generate revenue by providing affordable wireless communications services to these customers, as well as a wide selection of wireless devices and accessories. We also provide wholesale wireless services to various partners, who then offer the services for sale to their customers. Our most significant expenses relate to operating and expanding our network, providing a full range of devices, acquiring and retaining high-quality customers and compensating employees. We provide services, devices and accessories across our flagship brands, T-Mobile, Metro by T-Mobile and Mint Mobile, through our T-Mobile and Metro by T-Mobile owned and operated retail stores, as well as through our websites (www.t-mobile.com, www.metrobyt-mobile.com and www.mintmobile.com), T-Mobile, Metro by T-Mobile and Mint Mobile apps, customer care channels and through national retailers. In addition, we sell devices to dealers and other third-party distributors for resale through independent third-party retail outlets and a variety of third-party websites. The information on or accessible through our websites is not incorporated into or part of this prospectus (except for our SEC reports expressly incorporated by reference herein).

Corporate Information

Our corporate headquarters and principal executive offices are located at 12920 SE 38th Street, Bellevue, Washington 98006. Our telephone number is (425) 378-4000. We maintain a website at www.t-mobile.com where our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC.

Recent Developments

Q1 ABS Notes Issuance

On February 27, 2025, a subsidiary of the Issuer issued $500 million of 4.740% Class A senior asset-backed notes. Such issuance is referred to as the “Q1 ABS Notes Issuance.”

Q1 ECA Facility Drawdown

On March 17, 2025, the Issuer drew down the full $1.0 billion (the “Q1 ECA Facility Drawdown”) available under the ECA Facility (as defined under “Description of Other Indebtedness and Certain Financing Transactions”).

Q1 Senior Notes Issuances

On February 11, 2025, the Issuer issued €1.0 billion in aggregate principal amount of its 3.150% Senior Notes due 2032, €1.0 billion in aggregate principal amount of its 3.500% Senior Notes due 2037 and €750 million in aggregate principal amount of its 3.800% Senior Notes due 2045. On March 27, 2025, the Issuer issued $1.25 billion in aggregate principal amount of its 5.125% Senior Notes due 2032, $1.0 billion in aggregate principal amount of its 5.300% Senior Notes due 2035 and $1.25 billion in aggregate principal amount of its 5.875% Senior Notes due 2055. Such issuances are referred to collectively as the “Q1 Senior Notes Issuances.”

Sale of Wireline Business

On May 1, 2023, we completed the previously announced sale of the U.S. long-haul fiber network (including the non-U.S. extensions thereof) of Sprint Communications and certain of its subsidiaries (the “Wireline Business”) to a wholly-owned subsidiary of Cogent Communications Holdings, Inc. The following tables include summarized financial information of the Issuer and guarantors of the Notes (the “obligor group”) as of and for the year ended December 31, 2023 giving retrospective effect to the release of certain guarantees associated with the sale of the Wireline Business. The summarized financial information of the obligor group is presented on a combined basis with balances and transactions within the obligor group eliminated. Investments in and the equity in earnings of non-guarantor subsidiaries, which would otherwise be consolidated in accordance with GAAP, are excluded from the below summarized financial information pursuant to SEC Regulation S-X Rule 13-01.

Summarized balance sheet information for the obligor group is presented in the table below:

(in millions)	December 31, 2023
Current assets	$17,601
Noncurrent assets	178,252
Current liabilities	19,040
Noncurrent liabilities	128,197
Due to non-guarantors	10,916
Due to related parties	1,576

Summarized results of operations information for the obligor group is presented in the table below:

(in millions)	Year Ended December 31, 2023
Total revenues	$75,725
Operating income	10,826
Net income	4,890
Revenue from non-guarantors	2,390
Operating expenses to non-guarantors	2,529
Other expense to non-guarantors	(699)

Securities Purchase Agreement

We have entered into a Securities Purchase Agreement (the “Purchase Agreement”), dated as of May 24, 2024, by and among USCC, Telephone and Data Systems, Inc., T-Mobile US and USCC Wireless Holdings, LLC, pursuant to which, among other things, we will acquire substantially all of USCC’s wireless operations and select spectrum assets (the “Acquisition”) for an aggregate purchase price of approximately $4.4 billion (the “Base Purchase Price”), payable in cash and the assumption of debt represented by the exchanged Old USCC Notes through the exchange offers, subject to certain adjustments. To the extent any holders of Old USCC Notes do not participate in the exchange offers, their Old USCC Notes will continue as obligations of USCC, and the cash portion of the purchase price will be correspondingly increased. The Acquisition is expected to close in mid-2025, subject to customary closing conditions and receipt of certain regulatory approvals. Upon closing of the Acquisition, we expect to account for the Acquisition as a business combination and to consolidate the acquired operations.

Closing of the Acquisition is a condition to the closing of the exchange offers.

Following the closing of the Acquisition, USCC will retain its towers business, interests in certain equity method investments, primarily from its wireless partnerships, and ownership of its other spectrum portfolio across several spectrum bands. Subject to the closing of the Acquisition, we will enter into a 15-year master license agreement with USCC to lease space on at least 2,100 towers being retained and to extend our tenancy term on approximately 600 towers where we are already leasing space from USCC and its affiliates for 15 years post-closing. We estimate the incremental future minimum lease payments associated with the master license agreement will be $1.4 billion over the first 15 years post-closing.

Questions and Answers about the Exchange Offers and Consent Solicitations

Q:	Why are we making the exchange offers and consent solicitations?

A:	We are conducting the exchange offers pursuant to our obligations under the Purchase Agreement pursuant to which, among other things, USCC has agreed to sell its wireless operations and select spectrum assets to T-Mobile and T-Mobile has agreed to conduct the exchange offers. See “—Recent Developments—Securities Purchase Agreement.”

Q:	What will you receive if you tender your Old USCC Notes in the exchange offers and consent solicitations?

A:

Subject to the conditions described in this prospectus, each Old USCC Note that is validly tendered prior to the Expiration Date, and not validly withdrawn, will be eligible to receive a New T-Mobile Note of the applicable series (as designated in the table below), which will accrue interest at the same annual interest rate, have the same interest payment dates, same optional redemption prices and same maturity date as the Old USCC Note for which it was exchanged.

In exchange for each $1,000 principal amount of the Old USCC 2033 Notes that is validly tendered prior to the Early Participation Date, and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive the Old USCC 2033 Notes Early Exchange Consideration, which consists of (i) $1,000 principal amount of the New 2033 Notes (including the Old USCC 2033 Notes Early Participation Premium, which consists of $30 principal amount of the New 2033 Notes) and (ii) the Old USCC 2033 Notes Early Consent Fee, and in exchange for each $1,000 principal amount of the Old USCC 2033 Notes that is validly tendered and accepted for exchange after the Early Participation Date but prior to the Expiration Date, and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive only the Old USCC 2033 Notes Exchange Consideration, which consists of $970 principal amount of the New 2033 Notes.

In exchange for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered prior to the Early Participation Date, and not validly withdrawn, holders of such series, respectively, will be eligible to receive the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration, which in each case consists of (i) $25 principal amount of the corresponding New 2069 Notes, New March 2070 Notes and New June 2070 Notes (including the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium, which consists of $0.75 principal amount of the New 2069 Notes, New March 2070 Notes or New June 2070 Notes, as applicable) and (ii) the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee, and in exchange for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered and accepted for exchange after the Early Participation Date but prior to the Expiration Date, and not validly withdrawn, holders of such Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes will be eligible to receive only the Old USCC 2069 and Old USCC 2070 Notes Exchange Consideration, which consists of $24.25 principal amount of the New 2069 Notes, New March 2070 Notes and New June 2070 Notes, respectively.

The New T-Mobile Notes will be issued under a base indenture, dated as of September 15, 2022, among the Issuer, Parent and Deutsche Bank Trust Company Americas, as trustee, as supplemented (i) with respect to the New 2033 Notes by a supplemental indenture dated as of the settlement date of the New 2033 Notes, (ii) with respect to the New 2069 Notes by a supplemental indenture dated as of the settlement date of the New 2069 Notes, (iii), with respect to the New March 2070 Notes by a supplemental indenture dated as of the settlement date of the New March 2070 Notes, and (iv) with respect to the New June 2070 Notes by a supplemental indenture dated as of the settlement date of the New June 2070 Notes, among the Issuer, Parent, the Subsidiary Guarantors, the Trustee, Deutsche Bank Trust Company Americas, as paying agent and Deutsche Bank Trust Company Americas, as registrar and transfer agent. See “Description of New T-Mobile Notes.”

The New T-Mobile Notes will be issued only in minimum denominations of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and whole multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) thereafter. See “Description of New T-Mobile Notes—Principal, Maturity and Interest.” We will not accept tenders of Old USCC Notes if such tender would result in the holder thereof receiving in the applicable exchange offer an amount of New T-Mobile Notes below the applicable minimum denomination. If T-Mobile USA would be required to issue a New T-Mobile Note in a denomination other than $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and whole multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) thereafter, we will, in lieu of such issuance:

•

issue a New T-Mobile Note in a principal amount that has been rounded down to the nearest lesser whole multiple of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and whole multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) thereafter; and pay a cash amount equal to the difference between (i) the principal amount of the New T-Mobile Notes to which the tendering holder would otherwise be entitled and (ii) the principal amount of the New T-Mobile Note actually issued in accordance with this paragraph (the “cash rounding amounts”); plus

•

pay accrued and unpaid interest on the principal amount of such Old USCC Note representing such difference to the Settlement Date; provided, however, that you will not receive any payment for interest on this cash amount by reason of any delay on the part of the exchange agent (as defined under “—The Exchange Offers and Consent Solicitations—Exchange Agent, Information Agent, Dealer Managers and Solicitation Agents”) in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by The Depository Trust Company (“DTC”) to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners and in no event will T-Mobile US or T-Mobile USA be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

Except as otherwise set forth above, instead of receiving a payment for accrued interest on Old USCC Notes that you exchange, the New T-Mobile Notes you receive in exchange for those Old USCC Notes will accrue interest from (and including) the most recent interest payment date on those Old USCC Notes. No cash payment in respect of accrued but unpaid interest will be paid at settlement of the exchange offers with respect to Old USCC Notes tendered for exchange.

You may not consent to the proposed amendments to the relevant USCC Indenture without tendering your Old USCC Notes in the appropriate exchange offer, and you may not tender your Old USCC Notes for exchange without consenting to the applicable proposed amendments. By tendering your Old USCC Notes for exchange, you will be deemed to have validly delivered your consent to the proposed amendments to the applicable USCC Indenture under which those notes were issued with respect to that specific series, as further described under “The Proposed Amendments.” You may revoke your consent to the proposed amendments at any time prior to the Withdrawal Deadline by withdrawing the Old USCC Notes you have tendered prior to the Withdrawal Deadline, but you will not be able to revoke your consent after the Withdrawal Deadline, as further described in this prospectus.

Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers.

Title of Series of Notes Issued by USCC to be Exchanged (collectively, the “Old USCC Notes”)	Title of Series of Notes Issued by T-Mobile USA to be Issued (collectively, the “New T-Mobile Notes”)
6.700% Senior Notes due 2033	6.700% Senior Notes due 2033
6.250% Senior Notes due 2069	6.250% Senior Notes due 2069

Title of Series of Notes Issued by USCC to be Exchanged (collectively, the “Old USCC Notes”)	Title of Series of Notes Issued by T-Mobile USA to be Issued (collectively, the “New T-Mobile Notes”)
5.500% Senior Notes due 2070 (March)	5.500% Senior Notes due March 2070
5.500% Senior Notes due 2070 (June)	5.500% Senior Notes due June 2070

Q:	What are the proposed amendments to the USCC Indentures?

A:

The proposed amendments will modify or eliminate certain notice requirements and restrictive covenants in the USCC Indentures. Assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable, the following sections or provisions (among others) under the USCC Indentures for the Old USCC Notes will be deleted, modified, or amended:

•

Section 3.02 (Action to Redeem Securities) of the USCC Base Indenture, Exhibit A (Form of 6.70% Senior Notes due 2033) to the Third Supplemental Indenture and the Fifth Supplemental Indenture, Section 2.4 (Optional Redemption) of the USCC Ninth Supplemental Indenture, Section 2.4 (Optional Redemption) of the USCC Tenth Supplemental Indenture and Section 2.4 (Optional Redemption) of the USCC Eleventh Supplemental Indenture will be modified to significantly reduce the notice period set forth in such provisions in connection with a redemption of the applicable Old USCC Notes thereunder;

•

Sections 4.02 (Maintenance of Office or Agency for Payment, Registration, Transfer and Exchange of Securities), 4.03 (Paying Agent), 4.04 (Appointment to Fill Vacancy in Office of Trustee), 4.05 (Restriction on Consolidation, Merger of the Company), 4.06 (Original Issue Discount Security), 5.01 (Company to Furnish Trustee Information as to Names and Addresses of Securityholders) and 5.03 (Delivery Obligations of Company) of the USCC Base Indenture will be deleted;

•

Sections 10.01 (Consolidations or Mergers of Company and Sales or Conveyances of Property of Company), 10.02 (Successor to Company) and 10.03 (Opinion of Counsel) of the USCC Base Indenture will be deleted;

•

Section 11.01(c)(1) (Conditions for Defeasance) of the USCC Base Indenture will be modified and Sections 11.01(c)(4) and 11.01(c)(5) of the USCC Base Indenture (Conditions for Defeasance) will be deleted, in each case as such provisions relate to the 6.250% Senior Notes due 2069, the 5.500% Senior Notes due 2070 (March) and the 5.500% Senior Notes due 2070 (June), such that the Old USCC Notes of such series can be legally defeased by depositing interest and principal through the applicable redemption date if the Old USCC Notes of such series have been irrevocably called for redemption;

•

Sections 3.1 (Limitations on Secured Debt) and 3.2 (Limitation on Sale and Leaseback) of the USCC Third Supplemental Indenture, USCC Fifth Supplemental Indenture, USCC Ninth Supplemental Indenture, USCC Tenth Supplemental Indenture and USCC Eleventh Supplemental Indenture will be deleted; and

•

Section 4.1 (Additional Events of Default) of the USCC Third Supplemental Indenture, USCC Fifth Supplemental Indenture, USCC Ninth Supplemental Indenture, USCC Tenth Supplemental Indenture and USCC Eleventh Supplemental Indenture will be deleted.

The proposed amendments would amend the USCC Indentures, the Old USCC Notes and any exhibits thereto, to make certain conforming or other changes to the USCC Indentures, the Old USCC Notes and any exhibits thereto, including modification or deletion of certain definitions and cross-references.

The elimination or modification of the restrictive covenants contemplated by the proposed amendments would, among other things, permit USCC and its respective subsidiaries to take actions that could be adverse to the interests of the holders of the outstanding Old USCC Notes. The New T-Mobile Notes offered hereby will have the same covenants and other corresponding provisions as T-Mobile USA’s existing notes. See “Description of the Differences between the New T-Mobile Notes and the Old USCC Notes,” “The Exchange Offers and Consent Solicitations,” “The Proposed Amendments” and “Description of New T-Mobile Notes.”

Q:	What are the consequences of not participating in the exchange offers and consent solicitations prior to the Early Participation Date?

A:

Holders that fail to validly tender their Old USCC 2033 Notes prior to the Early Participation Date but who do so prior to the Expiration Date and do not validly withdraw their Old USCC 2033 Notes before the Expiration Date will be eligible to receive the Old USCC 2033 Notes Exchange Consideration, which consists of $970 principal amount of each $1,000 principal amount of New 2033 Notes per $1,000 principal amount of Old USCC 2033 Notes, but not (i) the Old USCC 2033 Notes Early Participation Premium, which would consist of an additional $30 principal amount of New 2033 Notes per $1,000 principal amount of Old USCC 2033 Notes, and (ii) the Old USCC 2033 Notes Early Consent Fee, which would consist of a cash payment of $1.00 per $1,000 principal amount of Old USCC 2033 Notes. If you validly tender Old USCC 2033 Notes prior to the Early Participation Date, you may validly withdraw your tender any time before the Withdrawal Deadline, but you will not be eligible to receive the Old USCC 2033 Notes Early Participation Premium or the Old USCC 2033 Notes Early Consent Fee unless you validly re-tender before the Early Participation Date.

Holders that fail to validly tender their Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes prior to the Early Participation Date but who do so prior to the Expiration Date and do not validly withdraw their Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes before the Expiration Date will be eligible to receive the Old USCC 2069 and Old USCC 2070 Notes Exchange Consideration, which consists of $24.25 principal amount of New 2069 Notes, New March 2070 Notes and New June 2070 Notes, respectively, per note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, respectively, but not (i) the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium, which would consist of an additional $0.75 principal amount of New 2069 Notes, New March 2070 Notes and New June 2070 Notes per note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, as applicable and (ii) the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee, which would consist of a cash payment of $0.025 per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, respectively. If you validly tender the Old USCC 2069 Notes, the Old USCC March 2070 Notes and the Old USCC June 2070 Notes prior to the Early Participation Date, you may validly withdraw your tender any time before the Withdrawal Deadline, but you will not be eligible to receive the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium or the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee unless you validly re-tender before the Early Participation Date.

Upon or promptly following the later of the Withdrawal Deadline and the receipt and acceptance of the Requisite Consents (as defined under the heading “The Proposed Amendments”), it is anticipated that USCC and the USCC Trustee will execute a supplemental indenture with respect to each affected series of Old USCC Notes that will effectuate the proposed amendments to the applicable USCC Indenture with effect on the date on which the Acquisition (as defined and described under the heading “—Recent Developments—Securities Purchase Agreement”) closes, provided that if the Settlement Date has not occurred within five business days following the date on which the Acquisition closes, the amendments previously effected shall be deemed null and void as if they had not occurred. The closing of the Acquisition is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. As a result, tendered Old USCC Notes may be inaccessible to holders for an indeterminate (and potentially significant) period of time.

Q:	What are the consequences of not participating in the exchange offers and consent solicitations at all?

A:

If you do not exchange your Old USCC Notes for New T-Mobile Notes in the exchange offers, you will not receive the benefit of having T-Mobile USA as the obligor and the Guarantors as guarantors of your notes. In addition, if holders of a majority of series of Old USCC Notes consent to the proposed amendments (and the proposed amendments to such series of Old USCC Notes otherwise become effective), such amendments will apply to all Old USCC Notes of such series that are not exchanged in the applicable exchange offer, even though the remaining holders of such Old USCC Notes did not consent to the proposed amendments. Thereafter, all such Old USCC Notes will be governed by the relevant USCC Indenture as amended by the proposed amendments. The proposed amendments to the USCC Indentures, together with certain existing provisions in the Old USCC Notes, will afford remaining holders of the Old USCC Notes with significantly less protection. USCC has advised us that it does not currently intend to redeem any of the remaining Old USCC Notes. However, in the future, USCC may redeem or otherwise repurchase Old USCC Notes that are not tendered in the exchange offers. See “Risk Factors— Risks Relating to the Exchange Offers and Consent Solicitations— USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.”

Additionally, the trading market for any remaining Old USCC Notes may be more limited than it is at present, and the smaller outstanding principal amount may make the trading market of any remaining Old USCC Notes more volatile.

As a consequence of any or all of the foregoing, the liquidity, market value and price of Old USCC Notes that remain outstanding may be materially and adversely affected. Therefore, if your Old USCC Notes are not tendered and accepted in the applicable exchange offer, it may become more difficult for you to sell or transfer your unexchanged Old USCC Notes.

See “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The USCC Indentures, in light of the proposed amendments and certain existing provisions in the USCC Indentures and Old USCC Notes, may afford remaining holders of the Old USCC Notes with less protection than the New T-Mobile Notes” and “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The U.S. federal income tax treatment of holders who do not tender their Old USCC Notes pursuant to the exchange offers is unclear.”

Q:	How do the Old USCC Notes differ from the New T-Mobile Notes to be issued in the exchange offers?

A:

The Old USCC Notes are the obligations solely of USCC and are governed by the relevant USCC Indenture. The New T-Mobile Notes will be the obligations of T-Mobile USA, as guaranteed by the Guarantors, and will be governed by the Indenture, dated as of September 15, 2022 by and among T-Mobile USA, Inc., T-Mobile US, Inc. and Deutsche Bank Trust Company Americas, as trustee (the “T-Mobile USA Indenture”). See “Description of the Differences between the New T-Mobile Notes and the Old USCC Notes.”

Q:	What is the ranking of the New T-Mobile Notes?

A:

The New T-Mobile Notes will be unsecured and unsubordinated obligations of T-Mobile USA and will rank equally with all other unsecured and unsubordinated indebtedness of T-Mobile USA issued from time to time. Each New T-Mobile Note will be fully and unconditionally guaranteed by the Guarantors. The Guarantors’ Guarantee will rank pari passu with the Guarantors’ other unsecured and unsubordinated indebtedness for borrowed money. Assuming that on December 31, 2024, the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and the Q1 Senior Notes Issuances had been completed, and converting balances in EUR into USD using end of period exchange rates (or, with respect to the Q1 Senior Notes Issuances, the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.), T-Mobile USA had approximately $86.1 billion of outstanding unsecured indebtedness that would have been pari passu with the New T-Mobile Notes and $3.4 billion of outstanding secured indebtedness.

The New T-Mobile Notes offered will be structurally subordinated to all existing and future obligations of any of T-Mobile USA’s non-guarantor subsidiaries and any subsidiaries that T-Mobile USA may in the future acquire or establish. See “Risk Factors—Risks Relating to the New T-Mobile Notes— The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.”

Q:	What consents are required to effect the proposed amendments to the USCC Indentures and consummate the exchange offers?

A:

In order for the proposed amendments to a USCC Indenture to be adopted with respect to a series of Old USCC Notes, the Requisite Consent with respect to such series of Old USCC Notes must be received prior to the Expiration Date for the exchange offer as it relates to such series. The Requisite Consents for each series of Old USCC Notes is holders of a majority of the outstanding notes of the respective series, as set forth in the table under the heading “The Proposed Amendments” of this prospectus.

The Requisite Consents must be received with respect to each series of Old USCC Notes in order for the proposed amendments to be adopted with respect to such series and the respective USCC Indenture; however, the proposed amendments may become effective with respect to any series of Old USCC Notes for which the Requisite Consents are received even if Requisite Consents are not received with respect to other or all series of Old USCC Notes issued under the same USCC Indenture. Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers.

Q:	Can you tender Old USCC Notes in the exchange offers without delivering a consent in the consent solicitations?

A:

No. By tendering your Old USCC Notes for exchange, you will be deemed to have validly delivered your consent to the proposed amendments to the USCC Indentures with respect to that specific series, as further described under “The Proposed Amendments.” You may not tender your Old USCC Notes for exchange without consenting to the applicable proposed amendments.

Q:	Can you deliver a consent in the consent solicitations without tendering your Old USCC Notes in the exchange offers?

A:	No. You may not consent to the proposed amendments to the USCC Indenture and the Old USCC Notes without tendering your Old USCC Notes in the appropriate exchange offer.

Q:	Can you revoke your consent to the proposed amendments to the USCC Indentures without withdrawing your Old USCC Notes?

A:

No. You may revoke your consent to the proposed amendments only by withdrawing the related Old USCC Notes you have tendered. If you validly withdraw your tendered Old USCC Notes prior to the Withdrawal Deadline, your consent to the proposed amendments will also be revoked. After the Withdrawal Deadline, you will not be able to withdraw your tendered Old USCC Notes or revoke the related consent to the proposed amendments. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights.

Q:	What are the conditions to the exchange offers and consent solicitations?

A:

The consummation of each exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or, where permitted, waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.” These include the closing of the Acquisition described under the heading “—Recent Developments—Securities Purchase Agreement.” We may, at our option and sole discretion, waive any such conditions except the condition that the registration statement of which this prospectus forms a part of has been declared effective by the Commission. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date. Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers. For information about other conditions to our obligations to complete the exchange offers, see “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.”

Q:	Will we accept all tenders of Old USCC Notes?

A:

Subject to the satisfaction or, where permitted, the waiver of the conditions to the exchange offers, we will accept for exchange any and all Old USCC Notes that (i) have been validly tendered in the exchange offers before the Expiration Date and (ii) have not been validly withdrawn before the Withdrawal Deadline; provided that the tender of Old USCC Notes (and corresponding consents thereto) will only be accepted in principal amounts equal to denominations of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) and whole multiples of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) thereafter.

Q:	What will we do with the Old USCC Notes accepted for exchange in the exchange offers?

A:	The Old USCC Notes surrendered in connection with the exchange offers and accepted for exchange will be retired and cancelled.

Q:	When will T-Mobile USA issue the New T-Mobile Notes and pay the cash rounding amounts, if any?

A:

Assuming the conditions to the exchange offers are satisfied (including that the registration statement of which this prospectus forms a part has been declared effective) or, where permitted, waived, T-Mobile USA will issue the New T-Mobile Notes in book-entry form and pay the cash rounding amounts, if any, on the Settlement Date, which is expected to be promptly on or about the second business day following the Expiration Date.

Q:	When will the proposed amendments to the USCC Indentures become operative?

A:

It is expected that the supplemental indentures for the proposed amendments to each USCC Indenture will be duly executed and delivered by USCC and the respective USCC Trustee upon or promptly following the later of the Withdrawal Deadline and the receipt and acceptance of the Requisite Consents and the proposed amendments contained therein will become operative on the date on which the Acquisition (as defined and described under the heading “—Recent Developments—Securities Purchase Agreement”) closes, provided that if the Settlement Date has not occurred within five business days following the date on which the Acquisition closes, the amendments previously effected shall be deemed null and void as if they had not occurred. The closing of the Acquisition is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

Q:	When will the exchange offers expire?

A:

Each exchange offer will expire at 5:00 p.m., New York City time, on    , 2025, unless we, in our sole discretion, extend the applicable exchange offer, in which case the Expiration Date will be the latest date and time to which the applicable exchange offer is extended. We expect to extend the Expiration Date, but not the Withdrawal Deadline, for the exchange offers as necessary so that the Settlement Date occurs on or shortly following the date on which the Acquisition (as defined and described under the heading “—Recent Developments—Securities Purchase Agreement”) closes, which is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. See “The Exchange Offers and Consent Solicitations—Expiration Date; Extensions; Amendments.”

Q:	Can you withdraw after you tender your Old USCC Notes and deliver your consent?

A:

Tenders of Old USCC Notes in connection with any of the exchange offers may be withdrawn at any time prior to the Withdrawal Deadline of the particular exchange offer. Consents may be revoked only by validly withdrawing the associated tendered Old USCC Notes. A valid withdrawal of tendered Old USCC Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the relevant USCC Indenture, and a revocation of a consent to the proposed amendments prior to the Withdrawal Deadline will be deemed to be a concurrent withdrawal of the related tendered Old USCC Notes. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights.

We expect to extend the Expiration Date, but not the Withdrawal Deadline, for the exchange offers as necessary so that the Settlement Date occurs on or shortly following the date on which the Acquisition (as defined and described under the heading “—Recent Developments—Securities Purchase Agreement”) closes, which is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. As a result, tendered Old USCC Notes may be inaccessible to holders for an indeterminate (and potentially significant) period of time. Following the Withdrawal Deadline, tenders of Old USCC Notes may not be validly withdrawn and consents may not be revoked unless we elect in our sole discretion to amend the exchange offers and consent solicitations to allow such actions or we are otherwise required by law to permit withdrawal. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights. In the event of termination of an exchange offer, the Old USCC Notes tendered pursuant to such exchange offer will be promptly returned to the tendering holders. See “The Exchange Offers and Consent Solicitations—Withdrawal of Tenders and Revocation of Corresponding Consents.” No additional payment will be made for a holder’s consent to the proposed amendments to the USCC Indentures.

Q:

How do you exchange your Old USCC Notes if you are a beneficial owner of Old USCC Notes held in certificated form by a custodian bank, depositary, broker, trust company or other nominee? Will the record holder exchange your Old USCC Notes for you?

A:

Currently, all of the Old USCC Notes are held in book-entry form and can only be tendered by following the procedures described under “The Exchange Offers and Consent Solicitations—Procedures for Consent and Tendering Old USCC Notes—Old USCC Notes Held with DTC by a DTC Participant.” However, any beneficial owner whose Old USCC Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf if it wishes to participate in the exchange offers. You should keep in mind that your intermediary may require you to take action with respect to the exchange offers and consent solicitations a number of days before the Early Participation Date or the Expiration Date in order for such entity to tender Old USCC Notes on your behalf on or prior to the Early Participation Date or the Expiration Date in accordance with the terms of the exchange offers and consent solicitations.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the exchange offers and consent solicitations. Accordingly, beneficial owners wishing to participate in the exchange offers and consent solicitations should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the exchange offers and consent solicitations.

If any Old USCC Notes are subsequently issued in certificated form and are held of record by a custodian bank, depositary, broker, trust company or other nominee and you wish to tender such Old USCC Notes in the exchange offers and consent solicitations, you should contact that institution promptly and instruct the institution to tender on your behalf. The record holder will tender your notes on your behalf, but only if you instruct the record holder to do so. See “The Exchange Offers and Consent Solicitations—Procedures for Consent and Tendering Old USCC Notes—Old USCC Notes Held Through a Nominee by a Beneficial Owner.”

Q:	Will you have to pay any fees or commissions if you tender your Old USCC Notes for exchange in the exchange offers?

A:

You will not be required to pay any fees or commissions to T-Mobile US, T-Mobile USA, USCC, the dealer managers, the solicitation agents, the exchange agent or the information agent in connection with the exchange offers. If your Old USCC Notes are held through a broker, dealer, commercial bank, trust company or other nominee that tenders your Old USCC Notes on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Q:	Will the New T-Mobile Notes be listed on an exchange?

A:

All series of the Old USCC Notes other than the 6.700% Senior Notes due 2033 are listed on the New York Stock Exchange. We have applied to list the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes on Nasdaq’s U.S. Bond Exchange. If the application is approved, we expect trading in such notes on Nasdaq’s U.S. Bond Exchange to begin on the original issue date or promptly thereafter. However, there can be no assurance as to the development or liquidity of any such market for the New T-Mobile Notes. We do not intend to apply for the New 2033 Notes to be listed on any securities exchange or to arrange for the New 2033 Notes to be quoted on any quotation system.

Q:	Is any recommendation being made with respect to the exchange offers and consent solicitations?

A:

None of T-Mobile USA, T-Mobile US, USCC, the dealer managers, the solicitation agents, the exchange agent, the information agent or the USCC Trustee or the Trustee, or any other person is making any recommendation in connection with the exchange offers or consent solicitations as to whether any holder of Old USCC Notes should tender or refrain from tendering all or any portion of the principal amount of that holder’s Old USCC Notes (and in so doing, consent to the adoption of the proposed amendments to the USCC Indentures and the Old USCC Notes), and no one has been authorized by any of them to make such a recommendation.

Q:	To whom should you direct any questions?

A:	Questions concerning the terms of the exchange offers or the consent solicitations for the Old USCC Notes should be directed to the following dealer managers and solicitation agents:

Questions concerning tender procedures for the Old USCC Notes and requests for additional copies of this prospectus should be directed to the following exchange agent and information agent:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Attn: Michael Horthman

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (888) 605-1958

Email: TMUS@dfking.com

Amendments and Supplements

We may be required to amend or supplement this prospectus at any time to add, update or change the information contained herein. You should read this prospectus, together with the documents incorporated by reference herein, the registration statement, the exhibits thereto and the additional information described under the heading “Where You Can Find More Information.”

No Appraisal or Dissenter Rights

Holders of the Old USCC Notes do not have any appraisal rights or dissenters’ rights under New York law, the law governing the USCC Indentures and the Old USCC Notes, or under the terms of the USCC Indentures in connection with the exchange offers and consent solicitations. See “—The Exchange Offers and Consent Solicitations—Absence of Dissenters’ Rights.”

Risk Factors

An investment in the New T-Mobile Notes involves risks that a potential investor should carefully evaluate prior to making such an investment. See “Risk Factors” beginning on page 25 and those incorporated by reference herein.

The Exchange Offers and Consent Solicitations

Issuer	T-Mobile USA, Inc.

The Exchange Offers	Upon the terms and subject to the conditions set forth in this prospectus, T-Mobile USA is offering to exchange any and all of each series of outstanding Old USCC Notes listed on the front cover of this prospectus for newly issued series of New T-Mobile Notes guaranteed by the Guarantors with identical interest rates, interest payment dates, maturity dates and substantially identical optional redemption provisions as the corresponding series of Old USCC Notes. See “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.”

Exchange Offers Independent of One Another	Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations, and we reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described in this prospectus. See “The Exchange Offers and Consent Solicitations—Expiration Date; Extensions; Amendments.”

The Consent Solicitations	We are soliciting consents to the proposed amendments of the USCC Indentures from holders of the Old USCC Notes, on behalf of USCC and upon the terms and conditions set forth in this prospectus. You may not tender your Old USCC Notes for exchange without delivering a consent to the proposed amendments of the USCC Indenture under which the respective series of Old USCC Notes was issued and you may not deliver consents in the consent solicitations with respect to your Old USCC Notes without tendering such Old USCC Notes. See “The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations.”

The Proposed Amendments	The proposed amendments, if effected, will among other things modify or eliminate certain notice requirements and restrictive covenants in the USCC Indentures. See “The Proposed Amendments.”

Procedures for Participation in the Exchange Offers and Consent Solicitations	If you wish to participate in an exchange offer and consent solicitation and receive the Early Consent Fee, you must cause the book-entry transfer of your Old USCC Notes to the exchange agent’s account at DTC and the exchange agent must receive an agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program (“ATOP”), by which each tendering holder will agree to be bound by the applicable exchange offer and consent solicitation.

See “The Exchange Offers and Consent Solicitations—Procedures for Consent and Tendering Old USCC Notes.”

No Guaranteed Delivery Procedures	No guaranteed delivery procedures are available in connection with the exchange offers and consent solicitations. You must tender your Old USCC Notes and deliver your consents by the Expiration Date in order to participate in the exchange offers and consent solicitations.

Early Exchange Consideration; Early Participation Premium and Early Consent Fee prior to the Early Participation Date	In exchange for each $1,000 principal amount of the Old USCC 2033 Notes that is validly tendered prior to the Early Participation Date and not validly withdrawn (and subject to the applicable minimum denominations), holders of such Old USCC 2033 Notes will be eligible to receive the Old USCC 2033 Notes Early Exchange Consideration, which consists of (i) $1,000 principal amount of New 2033 Notes (including the Old USCC 2033 Notes Early Participation Premium, which consists of $30 principal amount of New 2033 Notes) and (ii) the Old USCC 2033 Notes Early Consent Fee (which consists of a cash payment of $1.00). In exchange for each $1,000 principal amount of Old USCC 2033 Notes that is validly tendered and accepted for exchange after the Early Participation Date but prior to the Expiration Date and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive only the Old USCC 2033 Notes Exchange Consideration, which equals the Old USCC 2033 Notes Early Exchange Consideration less the Old USCC 2033 Notes Early Participation Premium of $30 principal amount of New 2033 Notes and less the Old USCC 2033 Notes Early Consent Fee of $1.00 payable in cash, and so consists of $970 principal amount of New 2033 Notes.

In exchange for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered prior to the Early Participation Date and not validly withdrawn (and subject to the applicable minimum denominations), holders of such series, respectively, will be eligible to receive the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration, which in each case consists of (i) $25 principal amount of New 2069 Notes, New March 2070 Notes or New June 2070 Notes (including the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium, which consists of $0.75 principal amount of New 2069 Notes, New March 2070 Notes and New June 2070 Notes per note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, as applicable) and (ii) the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee (which consists of a cash payment of $0.025). In exchange for each note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered and accepted for exchange after the Early Participation Date but prior to the Expiration Date and not validly withdrawn, holders of such notes will be eligible to receive only the Old USCC 2069 and Old USCC 2070 Notes Exchange Consideration, which equals the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration less the Old USCC 2069 and Old USCC 2070

Notes Early Participation Premium of $0.75 principal amount of New 2069 Notes, New March 2070 Notes or New June 2070 Notes, as applicable, and less the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee of $0.025 payable in cash, and so consists of $24.25 principal amount of New 2069 Notes, New March 2070 Notes or New June 2070 Notes, respectively.

Early Participation Date and Withdrawal Deadline	5:00 p.m., New York City time, on , 2025, or a later date and time to which we extend it with respect to one or more series of Old USCC Notes.

Expiration Date	Each of the exchange offers and consent solicitations will expire at 5:00 p.m., New York City time, on , 2025, or a later date and time to which we extend it with respect to one or more series of Old USCC Notes. We expect to extend the Expiration Date for the exchange offers as necessary so that the Settlement Date occurs on or shortly following the date on which the Acquisition closes.

Settlement Date	The Settlement Date is expected to be the second business day following the Expiration Date.

Withdrawal and Revocation	Tenders of Old USCC Notes in connection with any of the exchange offers may be withdrawn at any time prior to the Withdrawal Deadline of the particular exchange offer. Consents may be revoked at any time prior to the Withdrawal Deadline by validly withdrawing the associated tendered Old USCC Notes, but may not be revoked at any time thereafter. A valid withdrawal of tendered Old USCC Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the relevant USCC Indenture, and a revocation of a consent to the proposed amendments prior to the Withdrawal Deadline will be deemed to be a concurrent withdrawal of the related tendered Old USCC Notes. Following the Withdrawal Deadline, tenders of Old USCC Notes may not be validly withdrawn and consents may not be revoked unless we elect in our sole discretion to amend the exchange offers and consent solicitations to allow such actions or we are otherwise required by law to permit withdrawal. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights.

Conditions

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations,” including, among other things, the closing of the Acquisition described under the heading “—Recent Developments—Securities Purchase Agreement” and the registration statement of which this prospectus forms a part having been declared effective and not being subject to a stop order by the Commission. We may, at our option and sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date.

The Requisite Consents must be received with respect to each series of Old USCC Notes in order for the proposed amendments to be adopted with respect to such series and the respective USCC Indenture; however, the proposed amendments may become effective with respect to any series of Old USCC Notes for which the Requisite Consents are received even if Requisite Consents are not received with respect to other or all series of Old USCC Notes issued under the same USCC Indenture.

Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers.

For information about other conditions to our obligations to complete the exchange offers, see “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.”

Acceptance of Old USCC Notes and Consents and Delivery of New T-Mobile Notes	You may not consent to the proposed amendments to the relevant USCC Indenture without tendering your Old USCC Notes in the appropriate exchange offer, and you may not tender your Old USCC Notes for exchange without consenting to the applicable proposed amendments.

Subject to the satisfaction or, where permitted, waiver of the conditions to the exchange offers and consent solicitations, we will accept for exchange any and all Old USCC Notes that are validly tendered prior to the Expiration Date and not validly withdrawn; provided that the tender of Old USCC Notes (and corresponding consents thereto) will only be accepted in principal amounts equal to minimum denominations of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) and whole multiples of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) thereafter; likewise, because the act of validly tendering Old USCC Notes will also constitute valid delivery of consents to the proposed amendments to the USCC Indenture with respect to the series of Old USCC Notes so tendered, on behalf of USCC, we will also accept all consents that are validly delivered prior to the Expiration Date and not validly revoked. All Old USCC Notes exchanged will be retired and cancelled.

The New T-Mobile Notes issued pursuant to the exchange offers will be issued and delivered, and the cash rounding amounts payable, if any, will be delivered, through the facilities of DTC promptly on the Settlement Date. We will return to you any Old USCC Notes that are not accepted for exchange for any reason without expense to you promptly after the Expiration Date. See “The Exchange Offers and Consent Solicitations—Acceptance of Old USCC Notes for Exchange; New T-Mobile Notes; Effectiveness of Proposed Amendments.”

Material U.S. Federal Income Tax Considerations	Holders should consider the material U.S. federal income tax consequences of the exchange offers and consent solicitations, the adoption of the proposed amendments, and the ownership and disposition of the New T-Mobile Notes. See “Material U.S. Federal Income Tax Considerations.”

Consequences of Not Exchanging Old USCC Notes for New T-Mobile Notes	If you do not exchange your Old USCC Notes for New T-Mobile Notes in the exchange offers, you will not receive the benefit of having T-Mobile USA as the obligor and the Guarantors as guarantors of your notes. In addition, if the proposed amendments to the USCC Indentures have been adopted with respect to any series of Old USCC Notes, the amendments will apply to all Old USCC Notes under such series that are not acquired in the exchange offers, even though the holders of those Old USCC Notes did not consent to the proposed amendments. Thereafter, all such Old USCC Notes will be governed by the relevant USCC Indenture as amended by the proposed amendments. The proposed amendments to the USCC Indentures, together with certain existing provisions in the Old USCC Notes, will afford remaining holders of Old USCC Notes with significantly less protection.

USCC has advised us that it does not currently intend to redeem any of the remaining Old USCC Notes. However, in the future, USCC may redeem or otherwise repurchase Old USCC Notes that are not tendered in the exchange offers. See “Risk Factors— Risks Relating to the Exchange Offers and Consent Solicitations— USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.”

The trading market for any remaining Old USCC Notes may also be more limited than it is at present, and the smaller outstanding principal amount may make the trading price of the Old USCC Notes that are not tendered and accepted more volatile.

As a consequence of any or all of the foregoing, the liquidity, market value and price volatility of Old USCC Notes that remain outstanding may be materially and adversely affected. Therefore, if your Old USCC Notes are not tendered and accepted in the applicable exchange offer, it may become more difficult for you to sell or transfer your unexchanged Old USCC Notes.

See “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The USCC Indentures, in light of the proposed amendments and certain existing provisions in the USCC Indentures and Old USCC Notes, may afford remaining holders of the Old USCC Notes with less protection than the New T-Mobile Notes” and “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The liquidity of any trading market that currently exists for the Old USCC Notes may be adversely affected by the exchange offers, and holders of Old USCC Notes who fail to participate in the exchange offers may find it more difficult to sell their Old USCC Notes after the exchange offers are completed.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offers.

Exchange Agent, Information Agent, Dealer Managers and Solicitation Agents	D.F. King & Co., Inc. is serving as the exchange agent and information agent for the exchange offers and consent solicitations for the Old USCC Notes (in such capacities, the “exchange agent” and the “information agent”).

and are serving as dealer managers for the exchange offers and solicitation agents for the consent solicitations for the Old USCC Notes (in such capacities, the “dealer managers” and the “solicitation agents”).

The address and telephone numbers of the exchange agent, information agent, dealer managers and solicitation agents are set forth on the back cover of this prospectus.

We have other business relationships with the dealer managers and solicitation agents and their respective affiliates, as described in “The Exchange Offers and Consent Solicitations—Dealer Managers and Solicitation Agents.”

Soliciting Dealer Fee	T-Mobile USA will pay a soliciting dealer fee of $0.0625 for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that are validly tendered prior to the Expiration Date and not validly withdrawn to retail brokers that are appropriately designated by their tendering holder clients to receive this fee (each, a “soliciting dealer”); provided that such fee will only be paid with respect to tenders by holders whose aggregate principal amount of Old USCC Notes is $250,000 or less.

No Recommendation	None of T-Mobile USA, T-Mobile US, USCC, the dealer managers, the solicitation agents, the information agent, the exchange agent, the USCC Trustee or the Trustee is making any recommendation in connection with the exchange offers or consent solicitations as to whether any holder of Old USCC Notes should tender or refrain from tendering all or any portion of the principal amount of that holder’s Old USCC Notes (and in so doing, consent to the adoption of the proposed amendments to the USCC Indentures), and no one has been authorized by any of them to make such a recommendation.

Risk Factors	For risks related to the exchange offers and consent solicitations, please read the section entitled “Risk Factors” beginning on page 25 of this prospectus and those incorporated by reference herein.

Further Information	Questions concerning the terms of the exchange offers or the consent solicitations should be directed to the dealer managers and solicitation agents at the address and telephone number set forth on the back cover of this prospectus. Questions concerning the tender procedures and requests for additional copies of the prospectus should be directed to the exchange agent and information agent at the address and telephone numbers set forth on the back cover of this prospectus.

We may be required to amend or supplement this prospectus at any time to add, update or change the information contained in this prospectus. You should read this prospectus and any amendment or supplement hereto, together with the documents incorporated by reference herein and the additional information described under “Where You Can Find More Information.”

The New T-Mobile Notes

The following summary contains basic information about the New T-Mobile Notes. It does not contain all of the information that may be important to you. For a more complete description of the terms of the New T-Mobile Notes, see “Description of New T-Mobile Notes.”

Issuer	T-Mobile USA, Inc.

Securities

Up to $544,000,000 aggregate principal amount of 6.700% Senior Notes due 2033.

Up to $500,000,000 aggregate principal amount of 6.250% Senior Notes due 2069.

Up to $500,000,000 aggregate principal amount of 5.500% Senior Notes due March 2070.

Up to $500,000,000 aggregate principal amount of 5.500% Senior Notes due June 2070.

Maturity

The New 2033 Notes will mature on December 15, 2033.

The New 2069 Notes will mature on September 1, 2069.

The New March 2070 Notes will mature on March 1, 2070.

The New June 2070 Notes will mature on June 1, 2070.

Interest Payment Dates

Interest on the New 2033 Notes will be paid semi-annually on June 15 and December 15, commencing    , 2025.

Interest on the New 2069 Notes will be paid quarterly on March 1, June 1, September 1 and December 1 of each year, commencing    , 2025.

Interest on the New March 2070 Notes will be paid quarterly on March 1, June 1, September 1 and December 1 of each year, commencing    , 2025.

Interest on the New June 2070 Notes will be paid quarterly on March 1, June 1, September 1 and December 1 of each year, commencing    , 2025.

Optional Redemption

The Issuer may redeem the New 2033 Notes, in whole or in part, its option at any time or from time to time prior to maturity. The redemption price for the New 2033 Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•  100% of the principal amount of the New 2033 Notes being redeemed on the redemption date; or

•  the sum of the present values of the remaining scheduled payments of principal and interest on the New 2033 Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 30 basis points;

plus, in each case, accrued and unpaid interest on the New 2033 Notes to the redemption date.

On or after the date indicated below with respect to each series of New T-Mobile Notes other than the New 2033 Notes, the Issuer may redeem the New T-Mobile Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the New T-Mobile Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

New 2069 Notes         September 1, 2025

New March 2070 Notes      March 1, 2026

New June 2070 Notes       June 1, 2026

Ranking

The New T-Mobile Notes:

•  will be general unsecured, unsubordinated obligations of the Issuer;

•  will be senior in right of payment to any future indebtedness of the Issuer to the extent that such future indebtedness provides by its terms that it is subordinated in right of payment to the New T-Mobile Notes;

•  will rank equal in right of payment with any of the Issuer’s existing and future indebtedness and other liabilities that are not by their terms subordinated in right of payment to the New T-Mobile Notes, including, without limitation, the obligations under the Credit Agreement, the Existing T-Mobile Unsecured Notes, the Existing Sprint Unsecured Notes (each as defined under “Description of Other Indebtedness and Certain Financing Transactions”) and the Tower Obligations (as defined under “Description of New T-Mobile Notes—Certain Definitions”);

•  will be effectively subordinated to all existing and future secured indebtedness of the Issuer, to the extent of the value of the Issuer’s assets securing such indebtedness;

•  will be structurally subordinated to all of the liabilities and other obligations of the Issuer’s subsidiaries that are not obligors with respect to the New T-Mobile Notes, including the Existing ABS Notes (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing Asset-Backed Securities Facilities”), the Existing Sprint Spectrum-Backed Notes, factoring arrangements and tower obligations; and

•  will be unconditionally guaranteed on a senior unsecured basis by Parent and the Subsidiary Guarantors (as defined under “Description of New T-Mobile Notes—Certain Definitions”). See “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.”

Assuming that on December 31, 2024, the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and the Q1 Senior Notes Issuances had been completed, and all Old USCC Notes had been validly tendered and exchanged in the exchange offers, and converting balances in EUR into USD using end of period exchange rates (or, with respect to the Q1 Senior Notes Issuances, the January 31, 2025

closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.), we would have had approximately $94.0 billion of outstanding indebtedness and other obligations (excluding letter of credit obligations), which includes $88.1 billion of pari passu outstanding unsecured indebtedness. Our pari passu unsecured indebtedness would have consisted of $2.0 billion of New T-Mobile Notes offered hereby, $75.5 billion of Existing T-Mobile Unsecured Notes, $6.0 billion of Existing Sprint Unsecured Notes, $3.7 billion in Tower Obligations and $957 million outstanding under the ECA Facility. We also would have had $7.5 billion of revolving borrowings available on an unsecured basis under the Credit Agreement. Our effectively senior, secured indebtedness would have consisted of an aggregate principal amount of $1.3 billion of Existing Sprint Spectrum-Backed Notes outstanding, with up to $5.7 billion remaining available for issuance under the Sprint Spectrum Note Facility (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing Sprint Spectrum Note Facility”), and $2.1 billion of Existing ABS Notes. The Existing Sprint Spectrum Note Entities own a pool of 2.5 GHz and 1.9 GHz spectrum which has been pledged to secure indebtedness under the Sprint Spectrum Note Facility. The Existing ABS Notes are secured by approximately $2.5 billion of gross Equipment Installment Plan (“EIP”) receivables and future collections on such receivables.

Guarantees

The New T-Mobile Notes will be guaranteed (i) initially by Parent and any wholly-owned subsidiary of the Issuer that is not an Excluded Subsidiary and is an obligor in respect of outstanding obligations under the Credit Agreement and (ii) by any future direct or indirect subsidiary of T-Mobile US that is not a subsidiary of T-Mobile USA or any other guarantor that owns capital stock of T-Mobile USA. See “Description of New T-Mobile Notes—The New T-Mobile Note Guarantees.” Each Guarantee of the New T-Mobile Notes by a guarantor:

•  will be a general unsecured, unsubordinated obligation of such guarantor;

•  will be senior in right of payment to any future indebtedness of that guarantor to the extent that such future indebtedness provides by its terms that it is subordinated in right of payment to such guarantor’s Guarantee;

•  will be equal in right of payment with any of that guarantor’s existing and future indebtedness and other liabilities that are not by their terms subordinated in right of payment to the New T-Mobile Notes, including, without limitation, obligations under the Credit Agreement, the Existing T-Mobile Unsecured Notes and the Existing Sprint Unsecured Notes;

•  will be effectively subordinated to any Guarantor’s existing and future secured indebtedness to the extent of the value of the assets of such Guarantor securing such Indebtedness (as defined under “Description of New T-Mobile Notes—Certain Definitions”); and

•  will be structurally subordinated to all of the indebtedness and other obligations of any subsidiaries of that guarantor that are not obligors with respect to the New T-Mobile Notes.

See “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be unsecured and effectively subordinated to the Issuer’s and the guarantors ‘existing and future secured indebtedness” and “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.”

As of December 31, 2024, subsidiaries that will not provide guarantees of the New T-Mobile Notes that were included in Parent’s consolidated financial statements as of such date had approximately $12.0 billion of total assets and approximately $5.0 billion in indebtedness and Tower Obligations outstanding.

A guarantor will be automatically and unconditionally released from its obligations in respect of the New T-Mobile Notes of any series if, immediately following such release and any concurrent releases of other guarantees of the Subsidiary Guarantors, the aggregate principal amount of indebtedness for borrowed money of non-guarantor subsidiaries that are not Excluded Subsidiaries (excluding any indebtedness under any Permitted Receivables Financing (as defined under “Description of New T-Mobile Notes—Certain Definitions”) and any indebtedness of an “Unrestricted Subsidiary” (or the equivalent thereof) under the Credit Agreement or Permitted Receivables Financing Subsidiary (as defined under “Description of New T-Mobile Notes—Certain Definitions”)) that would remain incurred or issued and outstanding would not exceed $2,000.0 million. See “Description of New T-Mobile Notes—The New T-Mobile Note Guarantees.”

Certain Covenants

The indentures governing the New T-Mobile Notes will contain covenants that, among other things, limit the ability of the Issuer and certain of its subsidiaries to:

•  create liens or other encumbrances on Principal Property (as defined under “Description of New T-Mobile Notes—Certain Definitions”) in respect of indebtedness for borrowed money; and

•  merge, consolidate or sell, or otherwise dispose of, substantially all of their assets.

These covenants will be subject to a number of important limitations and exceptions that are described later in this prospectus under the caption “Description of New T-Mobile Notes—Certain Covenants.”

Listing

All series of the Old USCC Notes other than the 6.700% Senior Notes due 2033 are listed on the New York Stock Exchange. The Issuer has applied to list the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes on Nasdaq’s U.S. Bond Exchange. If the application is approved, we expect trading in such notes on Nasdaq’s U.S. Bond Exchange to begin on the original issue date or promptly thereafter. The Issuer does not intend to apply for the New 2033 Notes to be listed on any securities exchange or to arrange for the New 2033 Notes to be quoted on any quotation system.

There can be no assurance that USCC will continue to list the Old USCC 2069 Notes, Old USCC March 2070 Notes and/or Old USCC June 2070 Notes on the New York Stock Exchange or any other exchange. USCC is under no obligation to list such notes on a securities exchange; therefore, USCC may, in its sole discretion, delist any of such notes from the New York Stock Exchange. USCC is under no obligation to help maintain an active market with respect to the Old USCC Notes, and there can be no assurance that trading markets will be maintained following completion of the exchange offers. Accordingly, there can be no assurance as to the continued liquidity of any trading market for the Old USCC Notes. If any of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes are delisted by USCC or the New York Stock Exchange for any reason, or if the market for the Old USCC Notes is interrupted, the market price and liquidity of the Old USCC Notes may be adversely affected and you may not be able to resell your Old USCC Notes for an extended period of time, if at all.

Denominations	The New T-Mobile Notes will be issued in minimum denominations of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and integral multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) in excess thereof.

Absence of Public Market for the New T-Mobile Notes

The New T-Mobile Notes of each series will be a new class of security for which there is no established trading market. As a result, a liquid market for the New T-Mobile Notes may not be available if you wish to sell your New T-Mobile Notes.

Trustee	The trustee for the New T-Mobile Notes will be Deutsche Bank Trust Company Americas.

Governing Law	The New T-Mobile Notes, the indentures governing the New T-Mobile Notes and the Guarantees will be governed by the laws of the State of New York.

Risk Factors	You should consider carefully all of the information set forth in this prospectus, any related free writing prospectus and the documents incorporated by reference herein and, in particular, you should carefully evaluate the specific factors under “Risk Factors” beginning on page 25 of this prospectus and those risk factors incorporated by reference herein.

RISK FACTORS

Investing in the New T-Mobile Notes involves risks. Before making a decision to invest in the New T-Mobile Notes, you should carefully consider the risks described under “Item 1A. Risk Factors” in T-Mobile US’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference herein, as well as the risks set forth below.

Risks Relating to the New T-Mobile Notes

Our substantial level of indebtedness could adversely affect our business, financial condition and operating results.

We have, and we expect that we will continue to have, a substantial amount of debt.

Assuming that on December 31, 2024, the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and the Q1 Senior Notes Issuances had been completed, and all Old USCC Notes had been validly tendered and exchanged in the exchange offers, and converting balances in EUR into USD using end of period exchange rates (or, with respect to the Q1 Senior Notes Issuances, the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.), we would have had approximately $94.0 billion of outstanding indebtedness and other obligations (excluding letter of credit obligations), which includes $88.1 billion of pari passu outstanding unsecured indebtedness. Our pari passu unsecured indebtedness would have consisted of $2.0 billion of New T-Mobile Notes offered hereby, $75.5 billion of Existing T-Mobile Unsecured Notes, $6.0 billion of Existing Sprint Unsecured Notes, $3.7 billion in Tower Obligations and $957 million outstanding under the ECA Facility. We also would have had $7.5 billion of revolving borrowings available on an unsecured basis under the Credit Agreement. Our effectively senior, secured indebtedness would have consisted of an aggregate principal amount of $1.3 billion of Existing Sprint Spectrum-Backed Notes outstanding, with up to $5.7 billion remaining available for issuance under the Sprint Spectrum Note Facility, and $2.1 billion of Existing ABS Notes.

Our ability to make payments on our debt, to repay our indebtedness when due and to fund our capital intensive business and operations and significant planned capital expenditures will depend on our ability to generate cash in the future. There can be no assurance that sufficient funds will be available to us under our borrowings or otherwise. Our ability to produce cash from operations is subject to a number of risks, including:

•	introduction of new products and services by us or our competitors or changes in service plans or pricing by us or our competitors;

•	customers’ acceptance of our service offerings;

•	our ability to control our costs and maintain our current cost structure; and

•	our ability to continue to grow our customer base and maintain projected levels of churn.

Our debt service obligations could have important material consequences to you, including the following:

•

limiting our ability to borrow money or sell stock to fund working capital, capital expenditures, debt service requirements, acquisitions, technological initiatives and other general corporate purposes;

•	making it more difficult for us to make payments on indebtedness and satisfy obligations under the New T-Mobile Notes;

•

increasing our vulnerability to general economic downturns, including as a result of pandemics and other macroeconomic conditions, and industry conditions and limiting our ability to withstand competitive pressure;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the communications industry or pursuing growth opportunities;

•	limiting our ability to increase our capital expenditures to roll out new services or to upgrade our networks to new technologies, such as 5G;

•	limiting our ability to purchase additional spectrum, expand existing service areas or develop new metropolitan areas in the future;

•

reducing the amount of cash available for working capital needs, capital expenditures for existing and new markets and other corporate purposes by requiring us to dedicate a substantial portion of cash flow from operations to the payment of principal of, and interest on, indebtedness; and

•	placing us at a competitive disadvantage to competitors who are less leveraged than we are.

Any of these risks could impair our ability to fund our operations or limit our ability to obtain additional spectrum, or expand our business as planned, which could have a material adverse effect on our business, financial condition and operating results. Any such risks could also have an adverse effect on the trading prices of the New T-Mobile Notes.

To the extent we become party to any hedging arrangements, we may be exposed to credit-related losses in the event of nonperformance by counterparties to such hedging agreements. The primary credit exposure that we would have with respect to such hedging agreements is that a counterparty will default on payments due, which could result in us having to acquire a replacement derivative from a different counterparty at a higher cost or we may be unable to find a suitable replacement. Although counterparties to any hedging agreements may be major financial institutions we would still be exposed to credit risk with these institutions. In addition, any netting and/or set off rights we may have through master netting arrangements with these counterparties may not apply to affiliates of a counterparty with whom we may have various other financial arrangements. If any financial institutions that are parties to any hedging agreements with us were to default on their payment obligations to us, declare bankruptcy or become insolvent, we may be unhedged against the underlying exposures. Any of these risks could have a material adverse effect on our business, financial condition and operating results. Additionally, if the counterparties’ and our obligations under any hedging agreements are required to be secured by cash or U.S. Treasury securities, any posting of collateral by us under such arrangements would negatively impact our liquidity. The modification or termination of any such hedging agreements could also negatively impact our liquidity or other financial metrics.

Some of our debt also has a floating rate of interest linked to various indices. If changes in the indices result in interest rate increases, debt service requirements will increase, which could adversely affect our cash flow and operating results.

In addition, any agreements we have and may continue to enter into to limit our exposure to interest rate increases may not offer complete protection from this risk, and any portion of our indebtedness not subject to such agreements would have full exposure to interest rate increases.

Any of these risks could have a material adverse effect on our business, financial condition and operating results.

Even with our current levels of indebtedness, we may incur additional indebtedness. This could further exacerbate the risks associated with our leverage.

Although we have substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, as market conditions and contractual obligations permit, which could further reduce the cash available to us to invest in operations, as a result of increased debt service obligations. The terms of the agreements governing our long-term indebtedness allow for the incurrence of additional indebtedness by us and our subsidiaries, subject to specified limitations. In particular, as of December 31, 2024, we had $7.5 billion available for borrowings under the Revolving Credit Facility (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Credit Agreement”). The New T-Mobile Notes do not limit our ability to incur unsecured indebtedness, and allow us to incur substantial secured indebtedness. The more leveraged we become, the more we, and in turn the holders of our securities, become exposed to the risks described above in the risk factor entitled “Our substantial level of indebtedness could adversely affect our business, financial condition and operating results.”

Any repurchases of our common stock under our current or future stock repurchase program or any declaration and payment of any dividends from time to time will reduce funds available for repayment of the New T-Mobile Notes.

Parent’s Board of Directors has authorized, and may from time to time authorize, stockholder return programs, consisting of repurchases of shares of Parent’s common stock, the payment of cash dividends, or both. The specific timing and amount of any share repurchases and any dividend payments under any stockholder return program will depend on prevailing share prices, general economic and market conditions, Company performance and other considerations, such as whether the Company determines that there are other uses for the funds currently authorized for the program that would be more advantageous for our business. In addition, the specific timing and amount of any dividend payments are subject to declaration on future dates by the Board in its sole discretion. On December 13, 2024, Parent announced that its Board of Directors had authorized a stockholder return program of up to an additional $14.0 billion through December 31, 2025 (the “2025 Stockholder Return Program”).

The indentures governing the New T-Mobile Notes, the Existing T-Mobile Unsecured Notes, the Existing Sprint Unsecured Notes, the Existing ABS Notes and the Existing Sprint Spectrum-Backed Notes do not limit our ability to conduct future repurchases or declare or pay future dividends in any way. The 2025 Stockholder Return Program could impact our cash flows, and any repurchases or dividends would reduce the cash and stockholders’ equity that is available to repay the New T-Mobile Notes.

The New T-Mobile Notes and the Guarantees will be unsecured and effectively subordinated to the Issuer’s and the guarantors’ existing and future secured indebtedness.

The New T-Mobile Notes and the Guarantees will be general unsecured, unsubordinated obligations ranking effectively junior in right of payment to all existing and future secured debt of Parent, the Issuer and each Subsidiary Guarantor, to the extent of the value of the assets securing such debt. The New T-Mobile Notes will also permit us to incur certain secured debt.

If the Issuer or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of the Issuer or that guarantor will be entitled to be paid in full from the assets of the Issuer or guarantor, as applicable, securing that debt before any payment may be made with respect to the New T-Mobile Notes or the Guarantees of such guarantor.

Holders of the New T-Mobile Notes will participate ratably in any remaining assets with all other holders of the Issuer’s and such guarantor’s unsecured obligations that are not by their terms subordinated to the New T-Mobile Notes, based upon the respective amounts owed. In any of the foregoing events, there may not be sufficient assets to pay the indebtedness and other obligations owed to secured creditors and the amounts due on the New T-Mobile Notes. As a result, holders of the New T-Mobile Notes would likely receive less, ratably, than holders of secured obligations of the Issuer and the guarantors.

The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.

The New T-Mobile Notes and the Guarantees will be structurally subordinated to any existing or future liabilities and other obligations of the Issuer’s or the guarantors’ non-guarantor subsidiaries, including the Existing ABS Notes, the Existing Sprint Spectrum-Backed Notes, factoring arrangements and tower obligations. Accordingly, creditors of current and future subsidiaries of the Issuer or the guarantors that are not obligors with respect to the New T-Mobile Notes would have claims with respect to the assets of those subsidiaries that would rank structurally senior to the New T-Mobile Notes and the Guarantees. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors would have to be satisfied prior to making any such distribution or payment to the Issuer or the applicable guarantor in respect of direct or indirect equity interests in such subsidiaries. Certain subsidiaries of the Issuer that are prohibited from providing guarantees of the New T-Mobile Notes (such as special purpose finance entities and a reinsurance subsidiary), as well as non-wholly owned and immaterial subsidiaries, will not provide guarantees of the New T-Mobile Notes. As of December 31, 2024, subsidiaries that will not provide guarantees of the New T-Mobile Notes that were included in Parent’s consolidated financial statements as of such date had approximately $12.0 billion of total assets and approximately $5.0 billion in indebtedness and Tower Obligations outstanding. See “Description of New T-Mobile Notes—The New T-Mobile Note Guarantees.”

In order to service our debt, we will require a significant amount of cash, which may not be available to us on attractive terms or at all.

Our ability to meet existing or future debt obligations and to reduce indebtedness will depend on future performance and the other cash requirements of our businesses. Our performance, to a certain extent, is subject to general economic conditions and financial, competitive, business, political, regulatory and other factors, including third party rating agency assessments, that are beyond our control. In addition, our ability to borrow funds in the future to make payments on debt will depend on the satisfaction of covenants in the indentures governing the New T-Mobile Notes, the Existing T-Mobile Unsecured Notes and the Existing Sprint Unsecured Notes, the Credit Agreement, other debt agreements and other agreements we may enter into in the future. Specifically, under our Credit Agreement, we need to maintain a Leverage Ratio (as defined in the Credit Agreement) of 4.50 to 1.00 or less at each fiscal quarter end. We cannot assure you that we will continue to generate sufficient cash flow from operations or that future equity issuances or borrowings will be available to us in an amount sufficient to enable us to satisfy the financial covenants under the Credit Agreement, service our debt or repay our indebtedness in a timely manner or on favorable or commercially reasonable terms, or at all. If we are unable to satisfy such financial covenants or to generate sufficient cash to timely repay our debt, our lenders could accelerate the maturity of some or all of our outstanding indebtedness. As a result, we may need to refinance all or a portion of our remaining existing indebtedness prior to its maturity. We also may need to refinance certain indebtedness. Disruptions in the financial markets, unfavorable rating agency assessments, the general amount of debt being refinanced at the same time, and our financial position and performance could make it more difficult to obtain debt or equity financing on favorable or commercially reasonable terms or at all. In addition, instability in the global financial markets has from time to time resulted in volatility in the capital markets. This volatility could limit our access to the credit markets, leading to higher borrowing costs or, in some cases, the inability to obtain financing on terms that are acceptable to us, or at all. Any such failure to obtain additional financing could jeopardize our ability to repay, refinance or reduce debt obligations. If we were able to obtain funds, it may not be on terms and conditions acceptable to us, which could limit or preclude our ability to pursue new opportunities, expand our service, upgrade our networks, engage in acquisitions or purchase additional spectrum, thus limiting our ability to expand our business, which could have a material adverse effect on our business, financial condition and operating results.

Further, should we need to raise additional capital, the foreign ownership restrictions mandated by the FCC, and applicable to us, could limit our ability to attract additional equity financing outside the United States.

Upon certain events including a change of control triggering event, we may be required to offer to repurchase all of the Existing T-Mobile 2013 Indenture Notes, all of the Existing T-Mobile 2020 Indenture Notes, all of the Existing Sprint Spectrum-Backed Notes and certain of the Existing Sprint Unsecured Notes and to repay amounts owing under the Credit Agreement, and we may not be able to finance such a repurchase or repayment. Not all significant transactions would constitute a change of control triggering event.

We have in the past been the subject of inquiries or offers related to potential strategic transactions (such as an acquisition of the Company), we may be the subject of such inquires or offers in the future, and we may engage in discussions or negotiations regarding such inquiries or offers that may ultimately lead to a transaction. The indentures governing the Existing T-Mobile 2013 Indenture Notes (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing T-Mobile Unsecured Notes”), the Existing T-Mobile 2020 Indenture Notes (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing T-Mobile Unsecured Notes”), the Existing Sprint Spectrum-Backed Notes and certain of the Existing Sprint Unsecured Notes (but not the New T-Mobile Notes) provide that, upon the occurrence of certain change of control triggering events, which change of control triggering events include a change of control combined with certain ratings downgrades or withdrawals as described further below, the issuer will be required to offer to repurchase all outstanding Existing T-Mobile 2013 Indenture Notes and Existing T-Mobile 2020 Indenture Notes, all outstanding Existing Sprint Spectrum-Backed Notes and the applicable Existing Sprint Unsecured Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. See “Description of Other Indebtedness and Certain Financing Transactions.” In addition, any such change of control triggering event is expected to cause an event of default under the Credit Agreement, entitling the lenders to declare all amounts outstanding thereunder to be immediately due and payable. Such a change of control would also trigger repayments with respect to our securitization transactions and capital leases. We may not have access to sufficient funds at the time of the change of control triggering event to make the required repurchases of the Existing T-Mobile 2013 Indenture Notes, the Existing T-Mobile 2020 Indenture Notes, the Existing Sprint Spectrum-Backed Notes and the applicable Existing Sprint Unsecured Notes and to repay outstanding amounts under the Credit Agreement, or contractual restrictions may not allow such repurchases or repayments.

Not all change of control transactions would trigger these repurchase or repayment obligations. Specifically, these repurchase or repayment obligations would not be triggered unless both (i) such a transaction constitutes a “Change of Control” under the applicable indenture or credit agreement and (ii) such “Change of Control” is accompanied or followed by certain downgrades or withdrawals of the credit rating with respect to the applicable notes (in the case of any such indenture) or T-Mobile USA (in the case of the Credit Agreement). In the event that we undergo a significant corporate transaction that does not constitute a change of control triggering event such other obligations generally would be permitted to remain outstanding in accordance with their terms.

The failure to purchase the Existing T-Mobile 2013 Indenture Notes, the Existing T-Mobile 2020 Indenture Notes, the Existing Sprint Spectrum-Backed Notes or the applicable Existing Sprint Unsecured Notes, as required under the respective indentures, would result in defaults under such indentures in addition to any events of default under the Credit Agreement resulting from a change of control triggering event thereunder, any of which could have material adverse consequences for us and the holders of the New T-Mobile Notes. Any such event of default would likely trigger an event of default on other outstanding or future indebtedness.

The indentures governing our financing arrangements include or will include restrictive covenants that limit our operating flexibility.

The indentures governing the New T-Mobile Notes, the Existing T-Mobile Unsecured Notes and the Existing Sprint Unsecured Notes, the Credit Agreement and other financing arrangements, impose (or, in the case of the indentures governing the New T-Mobile Notes, will impose) operating and financial restrictions on us. These restrictions, subject in certain cases to customary baskets, exceptions and maintenance and incurrence-based financial tests, together with our debt service obligations, may limit our ability to engage in some transactions and pursue strategic business opportunities.

In particular, the indentures governing the Existing T-Mobile Unsecured Notes and Existing Sprint Unsecured Notes and the Credit Agreement limit, and the indentures governing the New T-Mobile Notes will limit, our and our subsidiaries’ ability to:

•	create certain liens or other encumbrances in respect of indebtedness for borrowed money; and

•	engage in mergers, business combinations or other transactions.

In addition, the Credit Agreement also contains a financial maintenance covenant, requiring the Issuer to maintain a Leverage Ratio of 4.50 to 1.00 or less at each fiscal quarter end.

These restrictions could limit our ability to obtain debt financing, refinance or pay principal on our outstanding indebtedness, complete acquisitions for cash or indebtedness or react to business, economic, market and industry conditions and other changes in our operating environment or the economy. Any future indebtedness that we incur may contain similar or more restrictive covenants.

Any failure to comply with the restrictions of the indentures governing the New T-Mobile Notes, the Existing T-Mobile Unsecured Notes or the Existing Sprint Unsecured Notes, the Credit Agreement or other financing agreements may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these and other agreements, giving our lenders and other debt holders the right to terminate any commitments they had made to provide us with further funds or the right to require us to repay all amounts then outstanding plus any interest, fees, penalties or premiums. An event of default may also compel us to sell certain assets securing indebtedness under certain of these agreements. Any of these events would have a material adverse effect on our business, financial condition and operating results.

The Guarantees may be released upon the occurrence of certain events.

A guarantor will be automatically and unconditionally released from its obligations in respect of the New T-Mobile Notes of any series:

•

in the case of a Subsidiary Guarantor, at such time as such Subsidiary Guarantor (i) is not, (ii) is released or relieved as, or (iii) ceases (or substantially concurrently will cease) to be, a borrower or guarantor under the Credit Agreement, except by or as a result of payment under such guarantee or direct obligation;

•

in the case of a Subsidiary Guarantor, in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary Guarantor;

•

in the case of a Subsidiary Guarantor, if for any reason the Subsidiary Guarantor ceases to be a wholly-owned subsidiary of the Issuer; provided that any Subsidiary Guarantor that ceases to constitute a Subsidiary Guarantor or becomes an Excluded Subsidiary solely by virtue of no longer being a wholly-owned subsidiary (a “Partially Disposed Subsidiary”) shall only be released from its Guarantee to the extent that the other person taking an equity interest in such Partially Disposed Subsidiary is not an affiliate of the Issuer that is controlled by Parent, Deutsche Telekom or any of their respective subsidiaries or an employee of any of the foregoing;

•

upon the legal defeasance, covenant defeasance, or satisfaction and discharge of the indentures governing the New T-Mobile Notes as provided under “Description of New T-Mobile Notes—Legal Defeasance and Covenant Defeasance” and “Description of New T-Mobile Notes—Satisfaction and Discharge;”

•	upon the liquidation or dissolution of any Subsidiary Guarantor, provided that no event of default under the indentures governing the New T-Mobile Notes has occurred that is continuing;

•	upon the merger or consolidation of any guarantor with and into the Issuer or another guarantor that is the surviving person in such merger or consolidation; or

•

in the case of a Subsidiary Guarantor, if, immediately following such release and any concurrent releases of other guarantees by such Subsidiary Guarantor, the aggregate principal amount of Indebtedness for Borrowed Money (as defined under “Description of New T-Mobile Notes—Certain Definitions”) of Subsidiaries that are not Guarantors and not Excluded Subsidiaries (excluding any indebtedness under any Permitted Receivables Financing and any indebtedness of an “Unrestricted Subsidiary” (or the equivalent thereof) under the Credit Agreement or Permitted Receivables Financing Subsidiary) that would remain incurred or issued and outstanding would not exceed $2,000.0 million.

If any such Guarantee is released, no holder of the New T-Mobile Notes will have a claim as a creditor against the applicable guarantor, and the indebtedness and other liabilities of such former Subsidiary Guarantor will be structurally senior to the claim of any holder of the New T-Mobile Notes. See “Description of New T-Mobile Notes—The New T-Mobile Note Guarantees.”

The Guarantees may be avoidable and therefore not be enforceable because of fraudulent conveyance or fraudulent transfer laws.

The Guarantees may be subject to review and potential avoidance under federal bankruptcy law or relevant state fraudulent conveyance laws if we or any guarantor file a petition for bankruptcy or our creditors file an involuntary petition for bankruptcy against us or any guarantor. Under these laws, if a court were to find that, at the time a guarantor incurred debt (including debt represented by the Guarantee), such guarantor:

incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

received less than reasonably equivalent value or fair consideration for incurring this debt, and the guarantor:

•	was insolvent or was rendered insolvent by reason of the related financing transactions (including the issuance of the Guarantees);

•

was engaged in, or about to engage in, a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business as currently engaged in or contemplated; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could avoid the Guarantee or subordinate the amounts owing under the Guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to you. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the relevant Guarantee (and, consequently, the New T-Mobile Notes), or may receive only a partial repayment.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding, such that we cannot be certain as to the standards a court would use to determine whether or not the Issuer or the guarantors were insolvent at the relevant time or, regardless of the insolvency standard applied by the court, that such court would not determine (i) that the Issuer or a guarantor were indeed insolvent on that date, (ii) that any payments to the holders of the New T-Mobile Notes (including under the Guarantees) did not constitute preferences, fraudulent transfers or conveyances on other grounds or (iii) whether the New T-Mobile Notes or any Guarantees would be subordinated to the Issuer’s or any of the guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred the debt or issued the Guarantee:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a guarantor did not receive “reasonably equivalent value” (or fair consideration for) its Guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the New T-Mobile Notes. Thus, if the Guarantees were legally challenged, any Guarantee could be subject to the claim that, since the Guarantee was incurred for the benefit of the Issuer, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than “reasonably equivalent value” (or fair consideration). Therefore, if a court were to find that the applicable guarantor was insolvent or rendered insolvent by the incurrence of the Guarantee or one of the other conditions above (relating to the guarantor’s financial condition) were satisfied, the court could avoid the obligations under the Guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the New T-Mobile Notes.

If a Guarantee is avoided as a fraudulent conveyance, fraudulent transfer, or preference, or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, such a loss of a Guarantee generally will constitute an event of default under the indentures governing the New T-Mobile Notes and the Existing T-Mobile Unsecured Notes and the Credit Agreement, which events of default would allow the relevant noteholders or lenders to accelerate the amounts due and payable thereunder, and we may not be able to pay any such amounts.

The indentures governing the New T-Mobile Notes will contain a provision intended to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its Guarantee to be a fraudulent transfer. This provision may not be effective (as a legal matter or otherwise) to protect the Guarantees from being avoided under fraudulent transfer law, or may eliminate the guarantor’s obligations or reduce the guarantor’s obligations to an amount that effectively makes the Guarantee worthless. In a Florida bankruptcy court decision (which was subsequently reversed by a district court on other grounds and then reinstated by the applicable circuit court of appeals), this kind of provision was found to be ineffective to protect the Guarantees.

In addition, any payment by us pursuant to the New T-Mobile Notes or by a guarantor under a Guarantee made at a time we or such guarantor were found to be insolvent could be avoided as a preferential transfer under the U.S. Bankruptcy Code and required to be returned to us or such guarantor or to a fund for the benefit of our or such guarantor’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any non-insider party, and such payment would give such insider or non-insider party more than such party would have received in a distribution under the U.S. Bankruptcy Code in a hypothetical Chapter 7 case, subject to applicable defenses.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the New T-Mobile Notes or the Guarantees to other claims against us under the principle of equitable subordination if the court determines that (1) a holder of the New T-Mobile Notes or the Guarantees engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of the New T-Mobile Notes and (3) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

The lenders under the Credit Agreement have the discretion to release any guarantors under the Credit Agreement in a variety of circumstances, which could cause those guarantors to be released from their guarantees of each series of the New T-Mobile Notes.

For so long as any obligations under the Credit Agreement remain outstanding, any guarantee of the New T-Mobile Notes may be released without action by, or consent of, any holder of the New T-Mobile Notes, if the related guarantor is no longer a guarantor of obligations under the Credit Agreement or certain other indebtedness of the Issuer or any other guarantor (except, in each case, by or as a result of payment under such guarantee or direct obligation). See “Description of New T-Mobile Notes—The New T-Mobile Note Guarantees.” The lenders under the Credit Agreement will have the discretion to release the guarantees under the Credit Agreement in a variety of circumstances. You will not have a claim as a creditor against any entity that is no longer a guarantor of the New T-Mobile Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of former guarantor subsidiaries will be structurally senior to claims of holders of the New T-Mobile Notes.

If we or existing investors sell our debt securities after this offering, the market price of the New T-Mobile Notes could decline.

The market price of the New T-Mobile Notes could decline as a result of our, or existing investors’, sales of the Issuer’s debt securities in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Issuer to sell other debt securities in the future at a time and on terms that it deems appropriate.

Assuming that on December 31, 2024, the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and the Q1 Senior Notes Issuances had been completed, and all Old USCC Notes had been validly tendered and exchanged in the exchange offers, and converting balances in EUR into USD using end of period exchange rates (or, with respect to the Q1 Senior Notes Issuances, the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.), we would have had outstanding approximately $86.9 billion in aggregate principal amount of debt securities, maturing through 2070, $3.4 billion of which would have been senior secured debt securities and $83.5 billion of which would have been senior unsecured debt securities. Deutsche Telekom, which, as of January 24, 2025, controlled the vote of approximately 58.7% of the common stock of Parent, would have held $1.5 billion of these debt securities, maturing in 2028. We have on file an effective shelf registration statement with respect to these debt securities held by Deutsche Telekom and Deutsche Telekom could sell all or any portion of them at any time.

An active trading market may not develop for the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes, which could adversely affect the price of such New T-Mobile Notes in the secondary market and your ability to resell such New T-Mobile Notes should you desire to do so.

The New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes are a new issue of securities and there is no established trading market for such New T-Mobile Notes. We have applied for listing of the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes on Nasdaq’s U.S. Bond Exchange; however, we cannot make any assurance as to:

•	the development of an active trading market;

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their New T-Mobile Notes; or

•	the price at which the holders would be able to sell their New T-Mobile Notes.

If a trading market were to develop, the future trading prices of the New T-Mobile Notes will depend on many factors, including prevailing interest rates, our credit ratings published by major credit rating agencies, the market for similar securities and our operating performance and financial condition. If a trading market develops, there is no assurance that it will continue.

There is no guarantee that an active trading market for the New 2033 Notes will exist or that you will be able to sell your New 2033 Notes.

The New 2033 Notes will be a new class of security for which there is no established trading market. An active trading market may not develop for the New 2033 Notes. Subsequent to their initial issuance, the New 2033 Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our operating performance and financial condition and other factors. The Issuer does not intend to apply for the New 2033 Notes to be listed on any securities exchange or to arrange for the New 2033 Notes to be quoted on any quotation system. If an active public trading market for the New 2033 Notes does not develop or ceases to exist, the market price and liquidity of the New 2033 Notes may be adversely affected.

Holders who tender their Old USCC Notes in exchange for New T-Mobile Notes may find it difficult to sell their New T-Mobile Notes after the exchange offers are completed if a significant portion of the relevant series of Old USCC Notes is not tendered in the applicable exchange offer.

To the extent only a limited number of the Old USCC Notes are tendered and accepted for exchange pursuant to the exchange offers, the trading markets for the New T-Mobile Notes may be limited. A debt security with a small outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the New T-Mobile Notes may be adversely affected. The reduced float may also make the trading prices of the New T-Mobile Notes more volatile.

The trading prices for the New T-Mobile Notes will be directly affected by many factors, including our credit rating.

Credit rating agencies continually revise their ratings for companies they follow, including us. Changes in our performance, leverage or industry, or changes in the credit ratings agencies’ ratings methodologies, could lead to ratings downgrades. Any ratings downgrade could adversely affect the trading price of the New T-Mobile Notes, or the trading market for the New T-Mobile Notes, to the extent a trading market for the New T-Mobile Notes exists or develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, and any fluctuation may impact the trading price of the New T-Mobile Notes.

Risks Relating to the Exchange Offers and Consent Solicitations

None of T-Mobile US’s board of directors, the dealer managers, the solicitation agents, the exchange agent or any other person has made a recommendation as to whether you should tender your Old USCC Notes in exchange for New T-Mobile Notes in the exchange offers, and we have not obtained a third-party determination that the exchange offers are fair to holders of Old USCC Notes.

T-Mobile US’s board of directors has not made, and will not make, (i) any recommendation as to whether holders of Old USCC Notes should tender their Old USCC Notes in exchange for New T-Mobile Notes pursuant to the exchange offers or (ii) any determination that the consideration to be received in the exchange offers represents a fair valuation of either the Old USCC Notes or the New T-Mobile Notes.

We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the Old USCC Notes for purposes of negotiating the terms of these exchange offers, or preparing a report or making any recommendation concerning the fairness of these exchange offers. Therefore, if you tender your Old USCC Notes, you may not receive more than or as much value as if you chose to keep them. Holders of Old USCC Notes must make their own independent decisions regarding their participation in the exchange offers.

None of T-Mobile, the dealer managers, the solicitation agents, the exchange agent or any other person is making any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old USCC Notes for exchange in the exchange offers. Holders of Old USCC Notes must make their own independent decisions regarding their participation in the exchange offers.

Upon consummation of the exchange offers, holders who exchange Old USCC Notes will lose their rights under such Old USCC Notes.

If you tender Old USCC Notes and your Old USCC Notes are accepted for exchange pursuant to the exchange offers, you will lose all of your rights as a holder of the exchanged Old USCC Notes, including, without limitation, your right to future interest and principal payments with respect to the exchanged Old USCC Notes. The issuers and guarantors of the Old USCC Notes and the New T-Mobile Notes are different, and the terms of the Old USCC Notes and the New T-Mobile Notes differ in material ways. See “Description of the Differences Between the New T-Mobile Notes and the Old USCC Notes.”

The USCC Indentures, in light of the proposed amendments and certain existing provisions in the USCC Indentures and Old USCC Notes, may afford remaining holders of the Old USCC Notes with less protection than the New T-Mobile Notes.

USCC has advised us that it does not currently intend to redeem any of the remaining Old USCC Notes. However, in the future, USCC may redeem or otherwise repurchase Old USCC Notes that are not tendered in the exchange offers. See “— USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.” The proposed amendments to the USCC Indentures, together with certain existing provisions in the Old USCC Notes, may afford remaining holders of Old USCC Notes with less protection than the New T-Mobile Notes. The proposed amendments to the USCC Indentures would, among other things:

•	eliminate the covenant regarding limitations on secured debt;

•	eliminate the covenant restricting sale and leaseback transactions;

•	eliminate the covenant regarding limitation on liens;

•	eliminate the covenant regarding reports to the USCC Trustee by USCC; and

•	eliminate the cross-default Event of Default (and related acceleration of maturity).

If the proposed amendments to the USCC Indentures are adopted, each non-exchanging holder of the Old USCC Notes will be bound by the proposed amendments even if that holder did not consent to the proposed amendments. These amendments will permit USCC to take certain actions previously prohibited that could increase the credit risk with respect to USCC and might adversely affect the liquidity, market price and price volatility of the Old USCC Notes or otherwise be adverse to the interests of the holders of the Old USCC Notes. See “The Proposed Amendments.”

The USCC Indentures currently require USCC to file with the USCC Trustee, within 30 days after USCC has filed the same with the Commission, a copy of the annual reports, documents and other reports USCC may be required to file with the Commission. The proposed amendments will eliminate USCC’s reporting requirements with respect to the USCC Trustee. To the extent USCC is no longer an Exchange Act reporting company and the Proposed Amendments have been approved and adopted, USCC would no longer be required to provide regular reports to the USCC Trustee. As a result, holders of Old USCC Notes will have little information with respect to the issuers of the Old USCC Notes following the exchange offers.

The liquidity of any trading market that currently exists for the Old USCC Notes may be adversely affected by the exchange offers, and holders of Old USCC Notes who fail to participate in the exchange offers may find it more difficult to sell their Old USCC Notes after the exchange offers are completed.

To the extent that Old USCC Notes are tendered and accepted for exchange pursuant to the exchange offers, the trading markets for the remaining Old USCC Notes will become more limited or may cease to exist altogether. A debt security with a small outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Old USCC

Notes may be adversely affected. The reduced float may also make the trading prices of the remaining Old USCC Notes more volatile. In addition, if the proposed amendments to the USCC Indentures are adopted, it could have a further negative effect on the trading markets or market price of the unexchanged Old USCC Notes.

The Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes may be delisted from the New York Stock Exchange.

There can be no assurance that USCC will continue to list the Old USCC 2069 Notes, Old USCC March 2070 Notes and/or Old USCC June 2070 Notes on the New York Stock Exchange or any other exchange. USCC is under no obligation to list such notes on a securities exchange; therefore, USCC may, in its sole discretion, delist any of such notes from the New York Stock Exchange. USCC is under no obligation to help maintain an active market with respect to the Old USCC Notes, and there can be no assurance that trading markets will be maintained following completion of the exchange offers. Accordingly, there can be no assurance as to the continued liquidity of any trading market for the Old USCC Notes. If any of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes are delisted by USCC or the New York Stock Exchange for any reason, or if the market for the Old USCC Notes is interrupted, the market price and liquidity of the Old USCC Notes may be adversely affected and you may not be able to resell your Old USCC Notes for an extended period of time, if at all.

Certain credit ratings for the Old USCC Notes may be downgraded or withdrawn following the exchange offers.

Certain credit ratings on the unexchanged Old USCC Notes may be downgraded or withdrawn after the completion of the exchange offers, which could materially adversely affect the market price for each series of unexchanged Old USCC Notes.

The exchange offers and consent solicitations may be cancelled or delayed, which could negatively affect the prices of the applicable Old USCC Notes.

The consummation of each exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations,” including, among other things, the closing of the Acquisition described under “Summary—Recent Developments—Securities Purchase Agreement” and the registration statement of which this prospectus forms a part having been declared effective. We may, at our option and in our sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus forms a part has been declared effective and not being subject to a stop order by the Commission. The conditions to each exchange offer may not be satisfied, and if not satisfied or waived, to the extent that the conditions may be waived, such exchange offers may not occur. Even if the exchange offers and consent solicitations are completed, the exchange offers and consent solicitations may not be completed on the schedule described in this prospectus. If the exchange offers are not completed or are delayed, the respective market prices of any or all of the series of Old USCC Notes in such exchange offer may decline to the extent that the respective current market prices reflect an assumption that such exchange offers has been or will be completed. Furthermore, holders participating in the exchange offers and consent solicitations may have to wait longer than expected to receive their New T-Mobile Notes and the cash rounding amounts, if any, during which time those holders of the Old USCC Notes will not be able to effect transfers of their Old USCC Notes tendered for exchange.

You may not receive New T-Mobile Notes in the exchange offers and consent solicitations if the applicable procedures for the exchange offers and consent solicitations are not followed.

We will issue the New T-Mobile Notes and cash rounding amounts, if any, in exchange for your Old USCC Notes only if you tender your Old USCC Notes and deliver properly completed documentation for the applicable exchange offer. For any exchange offer relating to Old USCC Notes, you must deliver the electronic transmittal through DTC’s ATOP and other required documents before expiration of the exchange offers and consent solicitations. For any exchange offer relating to an Old USCC Note, see “The Exchange Offers and Consent Solicitations—Procedures for Consent and Tendering Old USCC Notes” for a description of the procedures to be followed to tender your Old USCC Notes.

You should allow sufficient time to ensure delivery of the necessary documents. None of the Company, the exchange agent, the information agent, the dealer managers or solicitation agents, or any other person is under any duty to give notification of defects or irregularities with respect to the tenders of the Old USCC Notes for exchange or the related consents.

You may not withdraw your tendered Old USCC Notes or revoke your consent to the proposed amendments after the Withdrawal Deadline.

Tenders of Old USCC Notes in connection with any of the exchange offers may be withdrawn and consents to the proposed amendments may be revoked at any time prior to the Withdrawal Deadline, but may not be revoked at any time thereafter. Consents may be revoked only by validly withdrawing the associated tendered Old USCC Notes. A valid withdrawal of tendered Old USCC Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the relevant USCC Indenture, and a revocation of a consent to the proposed amendments prior to the Withdrawal Deadline will be deemed to be a concurrent withdrawal of the related tendered Old USCC Notes. Following the Withdrawal Deadline, tenders of Old USCC Notes may not be validly withdrawn and consents may not be revoked unless we elect in our sole discretion to amend the exchange offers and consent solicitations to allow such actions or we are otherwise required by law to permit withdrawal. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights. See “The Exchange Offers and Consent Solicitations—Withdrawal of Tenders and Revocation of Corresponding Consents.” No additional payment will be made for a holder’s consent to the proposed amendments to the USCC Indentures.

USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.

USCC or any of its affiliates may, to the extent permitted by applicable law, after the Settlement Date, acquire some or all of the Old USCC Notes that are not tendered and accepted in the exchange offers, whether through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as USCC or its affiliates may determine, which with respect to any series of Old USCC Notes may be more or less favorable to holders than the terms of the applicable exchange offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof USCC or its affiliates may choose to pursue in the future.

A holder will recognize gain or loss for U.S. federal income tax purposes on the exchange of Old USCC Notes for New T-Mobile Notes.

We believe that the exchange of an Old USCC Note for a New T-Mobile Note pursuant to the exchange offers will be treated as a taxable disposition of the Old USCC Note in exchange for the New T-Mobile Note for U.S. federal income tax purposes. Accordingly, a holder subject to U.S. federal income taxation that tenders the Old USCC Notes in exchange for the New T-Mobile Notes will generally recognize gain or loss for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

The U.S. federal income tax treatment of holders who do not tender their Old USCC Notes pursuant to the exchange offers is unclear.

The adoption of the proposed amendments may or may not result in a Significant Modification (as defined in “Material U.S. Federal Income Tax Considerations—Tax Consequences to Exchanging U.S. Holders—

Significant Modification”) of the Old USCC notes. A Significant Modification of the Old USCC notes would result in a deemed exchange of “old” Old USCC Notes for “new” Old USCC notes (the “Amended Notes”) for U.S. federal income tax purposes.

Although there is no authority directly on point and the matter is thus unclear, we understand that USCC intends to treat the adoption of the proposed amendments as not constituting a Significant Modification of the Old USCC Notes. There can be no assurance, however, that the IRS will not successfully challenge the position that USCC intends to take.

If the IRS successfully asserts that the adoption of the proposed amendments resulted in a deemed exchange of the “old” Old USCC Notes for Amended Notes, whether such deemed exchange would be taxable to a holder whose Old USCC Notes are not exchanged pursuant to the exchange offers would depend upon, among other things, whether such exchange qualifies as a tax-free recapitalization and whether the “old” Old USCC Notes and Amended Notes qualify as “securities” for U.S. federal income tax purposes. If a deemed exchange does not qualify as a tax-free recapitalization, such holders subject to U.S. federal income taxation would generally recognize taxable gain or loss (subject to the possible application of the wash sale rules under Section 1091 of the Internal Revenue Code of 1986, as amended) on the deemed exchange.

In light of the uncertainty of the applicable rules, holders should consult their tax advisors regarding the risk that adoption of the proposed amendments constitutes a Significant Modification for U.S. federal income tax purposes, the U.S. federal income tax consequences to them if the proposed amendments are so treated, and the U.S. federal income tax consequences of continuing to hold Old USCC Notes after the adoption of the proposed amendments. For a further discussion, please see “Material U.S. Federal Income Tax Considerations—Tax Consequences to Non-Exchanging Holders.”

The New T-Mobile Notes may be issued with Original Issue Discount for U.S. federal income tax purposes.

We expect that the New T-Mobile Notes will be treated as traded on an established market, and, accordingly, that the issue price of a New T-Mobile Note will generally equal its fair market value on the Settlement Date. If the stated principal amount of a New T-Mobile Note exceeds its issue price by at least the product of one-fourth of one percent (0.25 percent) of its stated principal amount multiplied by the number of full years to its maturity, the New T-Mobile Note would be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to such excess. Holders subject to U.S. federal income taxation generally must include the OID in income (as ordinary income) as the OID accrues (on a constant yield basis), in advance of receipt of the cash payments to which such OID is attributable, regardless of such holder’s regular method of accounting for U.S. federal income tax purposes. For a further discussion of these rules, see “Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders of Holding and Disposing of New T-Mobile Notes—Original Issue Discount.”

USE OF PROCEEDS

We will not receive any proceeds from the exchanges of the New T-Mobile Notes for the Old USCC Notes pursuant to the exchange offers. In exchange for issuing the New T-Mobile Notes, we will receive the tendered Old USCC Notes. The Old USCC Notes surrendered in connection with the exchange offers and accepted for exchange will be retired and cancelled.

THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Purpose of the Exchange Offers and Consent Solicitations

We are conducting the exchange offers pursuant to our obligations under the Purchase Agreement under which, among other things, USCC has agreed to sell its wireless operations and select spectrum assets to T-Mobile and T-Mobile has agreed to conduct the exchange offers. The Guarantors’ guarantee will rank pari passu with the respective Guarantors’ other unsecured and unsubordinated indebtedness for borrowed money. We are conducting the consent solicitations to modify or eliminate certain notice requirements and restrictive covenants in the USCC Indentures and align such provisions with the terms of all of the existing senior notes previously issued by T-Mobile USA and guaranteed by the Guarantors.

Terms of the Exchange Offers and Consent Solicitations

In the exchange offers, we are offering in exchange for a holder’s outstanding Old USCC Notes the following New T-Mobile Notes:

Aggregate Principal Amount	Title of Series of Notes Issued by USCC to be Exchanged	Title of Series of Notes to be Issued by T-Mobile USA and Guaranteed by the Guarantors	Interest Payment Dates for Both Old USCC Notes and New T-Mobile Notes
$544,000,000	6.700% Senior Notes due 2033	6.700% Senior Notes due 2033	June 15 and December 15
$500,000,000	6.250% Senior Notes due 2069	6.250% Senior Notes due 2069	March 1, June 1, September 1 and December 1
$500,000,000	5.500% Senior Notes due 2070 (March)	5.500% Senior Notes due March 2070	March 1, June 1, September 1 and December 1
$500,000,000	5.500% Senior Notes due 2070 (June)	5.500% Senior Notes due June 2070	March 1, June 1, September 1 and December 1

Specifically, (i)(a) in exchange for each $1,000 principal amount of Old USCC 2033 Notes that is validly tendered prior to the Early Participation Date, and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive the Old USCC 2033 Notes Early Exchange Consideration (including the Old USCC 2033 Notes Early Participation Premium, which consists of $30 principal amount of New T-Mobile Notes and the Old USCC 2033 Notes Early Consent Fee of $1.00 payable in cash) and (b) in exchange for each $1,000 principal amount of Old USCC 2033 Notes that is validly tendered after the Early Participation Date but prior to the Expiration Date, and not validly withdrawn, holders of such Old USCC 2033 Notes will be eligible to receive only the Old USCC 2033 Notes Exchange Consideration, which is equal to the Old USCC 2033 Notes Early Exchange Consideration less the Old USCC 2033 Notes Early Participation Premium and less the Old USCC 2033 Notes Early Consent Fee and (ii)(a) in exchange for each note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered prior to the Early Participation Date, and not validly withdrawn, holders of such notes will be eligible to receive the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration (including the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium, which consists of $0.75 principal amount of New T-Mobile Notes and the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee of $0.025 payable in cash) and (b) in exchange for each note (or unit) per $25 principal amount of Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes that is validly tendered after the Early Participation Date but prior to the Expiration Date, and not validly withdrawn, holders of such notes will be eligible to receive only the Old USCC 2069 and Old USCC 2070 Notes Exchange Consideration, which is equal to the Old USCC 2069 and Old USCC 2070 Notes Early Exchange Consideration less the Old USCC 2069 and Old USCC 2070 Notes Early Participation Premium and less the Old USCC 2069 and Old USCC 2070 Notes Early Consent Fee. No other payment will be made for a holder’s consent to the proposed amendments to the USCC Indentures.

The Company will pay the Early Consent Fee on the Settlement Date. Holders of Old USCC Notes for which no consent is delivered prior to the Early Participation Date (or Old USCC Notes for which a valid consent is delivered, but such consent is revoked prior to the Early Participation Date) will not receive any Early Consent Fee, even though the proposed amendments to the USCC Indentures (as defined below), once operative, will bind all holders and their transferees. No additional amounts will be paid with respect to any tax withheld from the payment of an Early Consent Fee.

Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations, and we reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described in this prospectus.

The New T-Mobile Notes will be issued only in minimum denominations of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and whole multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) thereafter. See “Description of New T-Mobile Notes—Principal, Maturity and Interest.” If T-Mobile USA would be required to issue an New T-Mobile Note in a denomination other than $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and any integral multiple of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) in excess thereof, T-Mobile USA will, in lieu of such issuance:

•

issue a New T-Mobile Note in a principal amount that has been rounded down to the nearest lesser whole multiple of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) above such minimum denomination; and pay a cash amount equal to the difference between (i) the principal amount of the New T-Mobile Notes to which the tendering holder would otherwise be entitled and (ii) the principal amount of the New T-Mobile Note actually issued in accordance with this paragraph; plus

•

pay accrued and unpaid interest on the principal amount of such Old USCC Note representing such difference to the Settlement Date; provided, however, that you will not receive any payment for interest on this cash amount by reason of any delay on the part of the exchange agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by DTC to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners, and in no event will T-Mobile US or T-Mobile USA be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

The interest rate, interest payment dates, optional redemption prices and maturity of each series of New T-Mobile Notes to be issued by T-Mobile USA in the exchange offers will be the same as those of the corresponding series of Old USCC Notes to be exchanged. The New T-Mobile Notes received in exchange for the tendered Old USCC Notes will accrue interest from (and including) the most recent date to which interest has been paid on those Old USCC Notes; provided, that interest will only accrue with respect to the aggregate principal amount of New T-Mobile Notes you receive, which will be less than the principal amount of Old USCC Notes you tendered for exchange in the event that your Old USCC Notes are tendered after the Early Participation Date. Except as otherwise set forth above, you will not receive a payment for accrued and unpaid interest on Old USCC Notes accepted for exchange at the time of the exchange.

Each series of New T-Mobile Notes is a new series of debt securities that will be issued under the T-Mobile USA Indenture. The terms of the New T-Mobile Notes will include those expressly set forth in such notes, the T-Mobile USA Indenture and those made part of the T-Mobile USA Indenture by reference to the Trust Indenture Act.

In conjunction with the exchange offers, we are also soliciting consents from the holders of each series of Old USCC Notes to effect a number of amendments to the applicable USCC Indenture under which each such series of notes were issued and are governed. You may not consent to the proposed amendments to the relevant USCC

Indenture without tendering your Old USCC Notes in the appropriate exchange offer, and you may not tender your Old USCC Notes for exchange without consenting to the applicable proposed amendments.

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or, where permitted, waiver of the conditions discussed under “—Conditions to the Exchange Offers and Consent Solicitations.” We may, at our option and sole discretion, waive any such conditions, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission and not being subject to a stop order by the Commission. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date. Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers. For information about other conditions to our obligations to complete the exchange offers, see “—Conditions to the Exchange Offers and Consent Solicitations.” For a description of the proposed amendments, see “The Proposed Amendments.” The proposed amendments may become effective with respect to any series of Old USCC Notes for which the Requisite Consents are received.

Upon or promptly following the later of the Withdrawal Deadline and the receipt and acceptance of the Requisite Consents, USCC and the USCC Trustee under the relevant USCC Indenture will execute a supplemental indenture with respect to each affected series of Old USCC Notes that will effectuate the Proposed Amendments to the applicable USCC Indenture with effect on the date on which the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”) closes, provided that if the Settlement Date has not occurred within five business days following the date on which the Acquisition closes, the amendments previously effected shall be deemed null and void as if they had not occurred. The closing of the Acquisition is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. Each non-consenting holder of a series of Old USCC Notes will be bound by the applicable supplemental indenture. The form of each supplemental indenture is filed as an exhibit to this registration statement of which this prospectus forms a part.

With respect to any Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes accepted for exchange by T-Mobile USA, T-Mobile USA will pay a soliciting dealer fee of $0.0625 for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, as applicable, that are validly tendered prior to the Expiration Date and not validly withdrawn to retail brokers that are appropriately designated by their tendering holder clients to receive this fee, provided that such fee will only be paid with respect to tenders by holders whose aggregate principal amount of Old USCC Notes is $250,000 or less. See “—Soliciting Dealer Fee” below.

Conditions to the Exchange Offers and Consent Solicitations

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or, where permitted, waiver of the following conditions: (a) the closing of the Acquisition described under the heading “Summary—Recent Developments—Securities Purchase Agreement,” (b) the registration statement of which this prospectus forms a part having been declared effective and not being subject to a stop order by the Commission and (c) the following statements being true:

(1)

In our reasonable judgment, no action or event has occurred or been threatened (including a default under an agreement, indenture or other instrument or obligation to which we or one of our affiliates is a party or by which we or one of our affiliates is bound), no action is pending, no action has been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction has been promulgated, enacted, entered, enforced or deemed applicable to the exchange offers, the exchange of Old USCC Notes under an exchange offer, the consent solicitations or the proposed amendments, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•

challenges the exchange offers, the exchange of Old USCC Notes under an exchange offer, the consent solicitations or the proposed amendments or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offers, the exchange of Old USCC Notes under an exchange offer, the consent solicitations or the proposed amendments; or

•

in our reasonable judgment, could materially affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of T-Mobile USA and its subsidiaries, taken as a whole, or T-Mobile US and its subsidiaries, taken as a whole, or materially impair the contemplated benefits to T-Mobile USA or T-Mobile US of the exchange offers, the exchange of Old USCC Notes under the exchange offers, the consent solicitations or the proposed amendments, or might be material to holders of Old USCC Notes in deciding whether to accept the exchange offers and give their consents;

(2)	None of the following has occurred:

•	any general suspension of or limitation on trading in securities on any United States national securities exchange or in the over-the-counter market (whether or not mandatory);

•	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

•	any material adverse change in the United States’ securities or financial markets generally; or

•	in the case of any of the foregoing existing at the time of the commencement of the exchange offers, a material acceleration or worsening thereof; and

(3)

The USCC Trustee has not objected in any respect to, or taken any action that could in T-Mobile USA’s reasonable judgment adversely affect the consummation of, any of the exchange offers, the exchange of Old USCC Notes under an exchange offer, the consent solicitations or our ability to effect the proposed amendments, nor has the USCC Trustee taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting consents (including the form thereof) or in making the exchange offers, the exchange of the Old USCC Notes under an exchange offer or the consent solicitations.

The Requisite Consents must be received with respect to each series of Old USCC Notes in order for the proposed amendments to be adopted with respect to such series and the respective USCC Indenture; however, the proposed amendments may become effective with respect to any series of Old USCC Notes for which the Requisite Consents are received even if Requisite Consents are not received with respect to other or all series of Old USCC Notes issued under the same USCC Indenture. Receipt of the Requisite Consents is not a condition to the consummation of any of the exchange offers.

All of these conditions are for our sole benefit and, except as set forth below, may be waived by us, in whole or in part in our sole discretion. Any determination made by us concerning these events, developments or circumstances shall be conclusive and binding, subject to the rights of the holders of the Old USCC Notes to challenge such determination in a court of competent jurisdiction. We may, at our option and in our sole discretion, waive any such conditions except for the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission. All conditions to the exchange offers must be satisfied or, where permitted, waived, at or by the Expiration Date.

If any of these conditions is not satisfied with respect to any or all series of the Old USCC Notes, we may, at any time before the consummation of the exchange offers or consent solicitations:

(1)

terminate any one or more of the exchange offers or the consent solicitations and promptly return all tendered Old USCC Notes to the holders thereof (whether or not we terminate the other exchange offers or consent solicitations);

(2)

modify, extend or otherwise amend any one or more of the exchange offers or consent solicitations and retain all tendered Old USCC Notes and consents until the Expiration Date of the exchange offers or consent solicitations, subject, however, to the withdrawal rights of holders (see “—Withdrawal of Tenders and Revocation of Corresponding Consents” and “—Expiration Date; Extensions; Amendments”); or

(3)

waive the unsatisfied conditions, except for the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission, with respect to any one or more of the exchange offers or consent solicitations and accept all Old USCC Notes tendered and not previously validly withdrawn with respect to any or all series of Old USCC Notes.

Expiration Date; Extensions; Amendments

The Expiration Date for the exchange offers shall be 5:00 p.m., New York City time, on    , 2025, subject to our right to extend that date and time with respect to one or more series in its sole discretion, in which case the Expiration Date shall be the latest date and time to which we have extended the exchange offer of the applicable series. We expect to extend the Expiration Date, but not the Withdrawal Deadline, for the exchange offers as necessary so that the Settlement Date occurs on or shortly following the date on which the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”) closes, which is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

Subject to applicable law, T-Mobile USA expressly reserves the right, in its sole discretion, with respect to the exchange offers and consent solicitations for each series of Old USCC Notes to:

(1)	delay accepting any validly tendered Old USCC Notes;

(2)	extend any of the exchange offers or consent solicitations; or

(3)	terminate or amend any of the exchange offers and consent solicitations, by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent.

If we exercise any such right, we will give written notice thereof to the exchange agent and will make a public announcement thereof as promptly as practicable. Disclosure of material changes in the terms of the exchange offers and consent solicitations will be disseminated promptly. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of any of the exchange offers or consent solicitations, we will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release to any appropriate news agency. While we expressly reserve the right to delay, extend, amend or terminate any of the exchange offers or consent solicitations, such right to delay, extend, amend or terminate is independent of (and nothing herein will be construed to affect or limit in any way) our obligations under the Purchase Agreement to complete the exchange offers and consent solicitations, subject to the terms and conditions thereunder.

The minimum period during which the exchange offers and consent solicitations will remain open following material changes in the terms of the exchange offers and consent solicitations or in the information concerning the exchange offers and consent solicitations will depend upon the facts and circumstances of such change, including the relative materiality of the changes.

If we elect to change the consideration offered or the percentage of Old USCC Notes sought, the relevant exchange offers and consent solicitations will be extended for a minimum ten business-day period following the date that the notice of such change is first published or sent to holders of the Old USCC Notes. We may choose to extend any of the exchange offers, in our sole discretion, by giving notice of such extension at any time on or prior to 5:00 p.m., New York City time, on the business day immediately following the previously scheduled Expiration Date.

If the terms of the exchange offers and consent solicitations are amended in a manner determined by us to constitute a material change adversely affecting any holder of the Old USCC Notes, we will promptly disclose any such amendment in a manner reasonably calculated to inform holders of the Old USCC Notes of such amendment, and will extend the relevant exchange offers and consent solicitations as well as extend the Withdrawal Deadline, or if the Withdrawal Deadline has passed, provide additional withdrawal rights, for a time period that we deem appropriate, depending upon the significance of the amendment and the manner of disclosure to the holders of the Old USCC Notes, if the exchange offers and consent solicitations would otherwise expire during such time period.

Subject to applicable law, each exchange offer and each consent solicitation is being made independently of the other exchange offers and consent solicitations, and we reserve the right to terminate, withdraw or amend each exchange offer and each consent solicitation independently of the other exchange offers and consent solicitations at any time and from time to time, as described in this prospectus.

Effect of Tender

Any tender of an Old USCC Note by a noteholder that is not validly withdrawn prior to the Withdrawal Deadline will constitute a binding agreement between that holder and T-Mobile USA and a consent to the proposed amendments, upon the terms and subject to the conditions of the relevant exchange offer. The acceptance of the exchange offers by a tendering holder of Old USCC Notes will constitute the agreement by a tendering holder to deliver good and marketable title to the tendered Old USCC Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

If the proposed amendments to the USCC Indentures have been adopted, the amendments will apply to all Old USCC Notes that are not acquired in the exchange offers, even though the holders of those Old USCC Notes did not consent to the proposed amendments. Thereafter, all such Old USCC Notes will be governed by the relevant USCC Indenture as amended by the proposed amendments. The proposed amendments to the USCC Indentures, together with certain existing provisions in the Old USCC Notes, will afford remaining holders of Old USCC Notes with less protection. See “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The USCC Indentures, in light of the proposed amendments and certain existing provisions in the USCC Indentures and Old USCC Notes, may afford remaining holders of the Old USCC Notes with less protection than the New T-Mobile Notes.” USCC has advised us that it does not currently intend to redeem any of the remaining Old USCC Notes. However, in the future, USCC may redeem or otherwise repurchase Old USCC Notes that are not tendered in the exchange offers. See “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—USCC may redeem or otherwise repurchase any Old USCC Notes that are not tendered in the exchange offers on terms that are more favorable to the holders of the Old USCC Notes than the terms of the exchange offers.”

Soliciting Dealer Fee

With respect to any Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes accepted for purchase by T-Mobile USA, T-Mobile USA will pay a soliciting dealer fee of $0.0625 for each note (or unit) per $25 principal amount of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes, as applicable, that are validly tendered prior to the Expiration Date and not validly withdrawn to retail brokers that are appropriately designated by their tendering holder clients to receive this fee, provided that such fee will only be paid with respect to tenders by holders whose aggregate principal amount of Old USCC Notes is $250,000 or less (the “Soliciting Dealer Fee”). In order to be eligible to receive this fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the exchange agent and information agent prior to the Expiration Date. T-Mobile will, in its sole and absolute discretion, determine whether a broker has satisfied the criteria for being eligible to receive a Soliciting Dealer Fee.

A soliciting dealer is a broker or dealer in securities which is a member of any national securities exchange or of the Financial Industry Regulatory Authority, or a bank or trust company. Soliciting dealers will include any of the organizations described in the preceding sentence even when the activities of such organization in connection with the exchange offers and consent solicitations consist solely of forwarding to clients materials relating to the exchange offers and consent solicitations and tendering Old USCC Notes as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder that it solicits has received a copy of this prospectus, or concurrently with such solicitation provides the holder with a copy of this prospectus. No soliciting dealer is required to make any recommendation to holders as to whether to tender its Old USCC Notes and give its consent or refrain from tendering its Old USCC Notes and withhold a consent. No assumption is made, in making payments to any soliciting dealer, that its activities in connection with the exchange offers and consent solicitations included any activities other than those described in this paragraph. For all purposes noted in materials relating to the exchange offers and consent solicitations, the term “solicit” shall be deemed to mean no more than “processing tenders” or “forwarding to customers material regarding the offer.”

Soliciting dealers are not eligible to receive a Soliciting Dealer Fee with respect to Old USCC Notes beneficially owned by such soliciting dealer or with respect to any Old USCC Notes that are registered in the name of a soliciting dealer unless such Old USCC Notes are held by such soliciting dealer as nominee and the related Old USCC Notes are tendered on behalf of the beneficial owner of such Old USCC Notes.

Soliciting dealers should take care to ensure that proper records are kept to document their eligibility to receive any Soliciting Dealer Fee. T-Mobile and the Information Agent reserve the right to require additional information at their discretion, as deemed warranted.

Absence of Dissenters’ Rights

Holders of the Old USCC Notes do not have any appraisal rights or dissenters’ rights under New York law, the law governing the USCC Indentures and the Old USCC Notes, or under the terms of the USCC Indentures in connection with the exchange offers and consent solicitations.

Acceptance of Old USCC Notes for Exchange; New T-Mobile Notes; Effectiveness of Proposed Amendments

Assuming the conditions to the exchange offers are satisfied or, where permitted, waived, T-Mobile USA will issue New T-Mobile Notes in book-entry form and pay the cash rounding amounts, if any, in connection with the exchange offers promptly on the Settlement Date (in exchange for Old USCC Notes that are properly tendered, and not validly withdrawn, before the Expiration Date and accepted for exchange).

We will be deemed to have accepted validly tendered Old USCC Notes (and will be deemed to have accepted validly delivered consents to the proposed amendments for the relevant USCC Indenture) if and when we have given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offers, delivery of New T-Mobile Notes and payment of any cash rounding amounts in connection with the exchange of Old USCC Notes accepted by us will be made by the exchange agent on the Settlement Date upon receipt of such notice. The exchange agent will act as agent for participating holders of the Old USCC Notes for the purpose of receiving consents and Old USCC Notes from, and transmitting New T-Mobile Notes and cash rounding amounts, if any, to such holders. If any tendered Old USCC Notes are not accepted for any reason set forth in the terms and conditions of the exchange offers or if Old USCC Notes are withdrawn prior to the Withdrawal Deadline of the exchange offers, such unaccepted or withdrawn Old USCC Notes will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offers.

It is expected that the supplemental indentures for the proposed amendments to the USCC Indentures will be duly executed and delivered by USCC and the respective USCC Trustee upon or promptly following the later of the Withdrawal Deadline and the receipt and acceptance of the Requisite Consents and the proposed amendments contained therein will become operative on the date on which the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”) closes, provided that if the Settlement Date has not occurred within five business days following the date on which the Acquisition closes, the amendments previously effected shall be deemed null and void as if they had not occurred. The closing of the Acquisition is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

Procedures for Consent and Tendering Old USCC Notes

If you hold Old USCC Notes and wish to have those notes exchanged for New T-Mobile Notes, you must validly tender (or cause the valid tender of) your Old USCC Notes using the procedures described in this prospectus. The proper tender of Old USCC Notes will constitute an automatic consent to the proposed amendments to the relevant USCC Indenture.

The procedures by which you may tender or cause to be tendered Old USCC Notes will depend upon the manner in which you hold the Old USCC Notes, as described below.

Old USCC Notes Held with DTC by a DTC Participant

Pursuant to authority granted by DTC, if you are a DTC participant that has Old USCC Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old USCC Notes and deliver a consent as if you were the record holder. Accordingly, references herein to record holders include DTC participants with Old USCC Notes credited to their accounts. Within two business days after the date of this prospectus, D.F. King & Co., Inc., as the exchange agent for the Old USCC Notes, will establish accounts with respect to the Old USCC Notes at DTC for purposes of the exchange offers.

Tender of Old USCC Notes (and corresponding consents thereto) will only be accepted in principal amounts equal to minimum denominations of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) and integral multiples of $1,000 (with respect to the Old USCC 2033 Notes) and in notes (or units) representing $25 (with respect to the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes) in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Old USCC Notes must continue to hold Old USCC Notes in at least the applicable minimum authorized denomination set forth above.

Any DTC participant may tender Old USCC Notes and thereby deliver a consent to the proposed amendments to the relevant USCC Indenture by effecting a book-entry transfer of the Old USCC Notes to be tendered in the exchange offers into the account of the exchange agent at DTC and by electronically transmitting its acceptance of the exchange offers through DTC’s ATOP procedures for transfer, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus, in either case before the Expiration Date of the exchange offers.

If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering Old USCC Notes that the participant has received and agrees to be bound and that T-Mobile USA and USCC may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the Expiration Date of the exchange offers.

Any required signature guarantees, or (in the case of book-entry transfer) an agent’s message, and any other required documents, must be transmitted to and received by the exchange agent prior to the Expiration Date of the exchange offers at its address set forth on the back cover page of this prospectus. Delivery of these documents to DTC does not constitute delivery to the exchange agent.

Old USCC Notes Held Through a Nominee by a Beneficial Owner

Currently, all of the Old USCC Notes are held in book-entry form and can only be tendered by following the procedures described under “—Procedures for Consent and Tendering Old USCC Notes—Old USCC Notes Held

with DTC by a DTC Participant.” However, any beneficial owner whose Old USCC Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf if it wishes to participate in the exchange offers. You should keep in mind that your intermediary may require you to take action with respect to the exchange offers a number of days before the Early Participation Date or the Expiration Date in order for such entity to tender Old USCC Notes on your behalf on or prior to the Early Participation Date or the Expiration Date in accordance with the terms of the exchange offers.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the exchange offers and consent solicitations. Accordingly, beneficial owners wishing to participate in the exchange offers and consent solicitations should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the exchange offers and consent solicitations.

Acknowledgement, Representations, Warranties and Undertakings of Exchanging Holders

Subject to, and effective upon, the acceptance by T-Mobile USA of, and the issuance of the New T-Mobile Notes in exchange for, Old USCC Notes, if tendered in accordance with the terms and subject to the conditions of the exchange offers and consent solicitations, the tendering beneficial owner is deemed to represent, warrant, undertake, acknowledge and agree to T-Mobile USA, T-Mobile US, USCC, the dealer managers, the solicitation agents, the exchange agent, the information agent and the USCC Trustee and the Trustee that:

•	the beneficial owner has received, reviewed, acknowledged, accepted and agreed to the terms of this prospectus;

•

it is the beneficial owner of, or a duly authorized representative of one or more beneficial owners of, the Old USCC Notes tendered thereby, and has full power and authority to tender such Old USCC Notes and deliver consents to the exchange agent in accordance with DTC’s ATOP procedures for exchange;

•	the beneficial owner consents to the proposed amendments described under “The Proposed Amendments”;

•

for Old USCC Notes tendered after the Withdrawal Deadline, the beneficial owner will not receive the payment of the Early Participation Premium or the Early Consent Fee that would otherwise be payable with respect to the Old USCC Notes and Requisite Consents delivered to the exchange agent and information agent at or prior to the Withdrawal Deadline;

•

the Old USCC Notes being tendered were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and T-Mobile USA will acquire good, indefeasible and unencumbered title to the Old USCC Notes, free and clear of all liens, charges, claims encumbrances, interests and restrictions of any kind, when T-Mobile accepts the same;

•

the beneficial owner will not sell, pledge, hypothecate or otherwise encumber or transfer any Old USCC Notes tendered thereby from the date of such tender, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•

the beneficial owner is not a person to whom it is unlawful to make an invitation to tender pursuant to the exchange offers under applicable law, and it has observed (and will observe) the laws of all relevant jurisdictions in connection with the tender;

•

in evaluating the exchange offers and consent solicitations and in making its decision whether to participate in such exchange offers and consent solicitations, it has made its own independent appraisal of the matters referred to in this prospectus and in any related communications;

•

with respect to any Old USCC Notes that are tendered and accepted for exchange, the beneficial owner releases and discharges T-Mobile, USCC, the dealer managers, the solicitation agents, the exchange agent, the information agent and the USCC Trustee from any and all claims the beneficial owner may have now, or may have in the future, arising out of, or related to, such Old USCC Notes, including, without limitation, any claims that the beneficial owner is entitled to receive additional principal or interest payments with respect to such Old USCC Notes or to participate in any redemption or defeasance of such Old USCC Notes; and

•

T-Mobile USA, T-Mobile US, USCC, the dealer managers, the solicitation agents, the exchange agent, the information agent, the USCC Trustee or the Trustee will rely upon the truth and accuracy of the foregoing acknowledgements, representations, and agreements and agrees that if any of the acknowledgements, representations and warranties made by its submission of a tender in accordance with the procedures set forth herein, are, at the time prior to the consummation of the exchange offers and consent solicitations, no longer accurate, it shall promptly notify the exchange agent and information agent. If it is tendering the Old USCC Notes as a fiduciary or agent for one or more investor accounts, it represents it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations, and agreements.

The representations, warranties, acknowledgements and agreements of a beneficial owner tendering Old USCC Notes will be deemed to be made by the holder at the time it tenders its Old USCC Notes and shall be repeated and reconfirmed on and as of the Expiration Date and Settlement Date.

Withdrawal of Tenders and Revocation of Corresponding Consents

Tenders of Old USCC Notes in connection with any of the exchange offers may be withdrawn at any time prior to the Withdrawal Deadline of the particular exchange offer. Following the Withdrawal Deadline, tenders of Old USCC Notes may not be validly withdrawn unless T-Mobile USA is otherwise required by law to permit withdrawal. Consents may be revoked only by validly withdrawing the associated tendered Old USCC Notes. A valid withdrawal of tendered Old USCC Notes prior to the Withdrawal Deadline will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the relevant USCC Indenture, and a revocation of a consent to the proposed amendments prior to the Withdrawal Deadline will be deemed to be a concurrent withdrawal of the related tendered Old USCC Notes. To the extent we elect to allow additional withdrawal rights after the Withdrawal Deadline, we may elect to do so without also allowing additional consent revocation rights.

Beneficial owners desiring to withdraw Old USCC Notes previously tendered through the ATOP procedures should contact the DTC participant through which they hold their Old USCC Notes. In order to withdraw Old USCC Notes previously tendered, a DTC participant may, prior to the Withdrawal Deadline of the exchange offers, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP, or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant, the series of Old USCC Notes subject to the notice and the principal amount of each series of Old USCC Notes subject to the notice. Withdrawal of a prior instruction will be effective upon receipt of such notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchanges Medallion Program, except that signatures on the notice of withdrawal need not be guaranteed if the Old USCC Notes being withdrawn are held for the account of an eligible institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which the withdrawal relates. A DTC participant may withdraw a tender only if the withdrawal complies with the provisions described in this section.

If you are a beneficial owner of Old USCC Notes issued in certificated form and have tendered these notes (but not through DTC) and you wish to withdraw your tendered notes, you should contact the exchange agent for instructions.

Withdrawals of tenders of Old USCC Notes may not be rescinded and any Old USCC Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offers. Properly withdrawn Old USCC Notes, however, may be re-tendered by following the procedures described above at any time prior to the Expiration Date of the applicable exchange offer.

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old USCC Notes in connection with the exchange offers will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old USCC Notes in the exchange offers, and our interpretation of the terms and conditions of the exchange offers will be final and binding on all parties. None of T-Mobile US, its subsidiaries (including T-Mobile USA), USCC, the exchange agent, the information agent, the dealer managers, the solicitation agents, the USCC Trustee or the Trustee, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of Old USCC Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived (which waiver may be made by us, in whole or in part, in our sole discretion, except that we may not waive the condition that the registration statement of which this prospectus forms a part be declared effective by the Commission). Old USCC Notes received by the exchange agent in connection with any exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the participant who delivered such Old USCC Notes by crediting an account maintained at DTC designated by such participant, in either case promptly after the Expiration Date of the applicable exchange offer or the withdrawal or termination of the applicable exchange offer.

USCC or any of its affiliates may, to the extent permitted by applicable law, after the Settlement Date, acquire some or all of the Old USCC Notes that are not tendered and accepted in the exchange offers, whether through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as it may determine, which with respect to any series of Old USCC Notes may be more or less favorable to holders than the terms of the applicable exchange offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof USCC or its affiliates may choose to pursue in the future.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and sale of Old USCC Notes to us pursuant to the exchange offers. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder.

The amount of those transfer taxes that are not required to be borne by us will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old USCC Notes tendered by such holder.

Exchange Agent

D.F. King & Co., Inc. has been appointed as the exchange agent for the exchange offers and consent solicitations for the Old USCC Notes. All correspondence in connection with the exchange offers of the Old USCC Notes should be sent or delivered by each holder of Old USCC Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to D.F. King & Co., Inc. at the address and telephone numbers set forth on the back cover page of this prospectus.

We will pay the exchange agent’s reasonable and customary fees for their services and will reimburse them for their reasonable, out-of-pocket expenses in connection therewith.

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the exchange offers and consent solicitations for the Old USCC Notes and will receive customary compensation for its services.

Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent at the address and telephone number set forth on the back cover page of this prospectus. Holders of any Old USCC Notes issued in certificated form and that are held of record by a custodian bank, depositary, broker, trust company or other nominee may also contact such record holder for assistance concerning the exchange offers.

Dealer Managers and Solicitation Agents

We have retained    and    to act as the dealer managers and solicitation agents in connection with the exchange offers and consent solicitations for the Old USCC Notes. We will pay the dealer managers and solicitation agents a customary fee as compensation for their services. We will pay a fee to the dealer managers and solicitation agents for soliciting acceptances of the exchange offers and consent solicitations. That fee is based on the size and success of the exchange offers and consent solicitations and will be payable on completion of the exchange offers and consent solicitations. We will pay the fees and expenses relating to the exchange offers and consent solicitations. We have also agreed to reimburse the dealer managers and solicitation agents for certain expenses. The obligations of the dealer managers and solicitation agents to perform their functions are subject to various conditions. We have agreed to indemnify the dealer managers and solicitation agents, and the dealer managers and solicitation agents have agreed to indemnify us, against various liabilities, including various liabilities under the federal securities laws. The dealer managers and solicitation agents may contact holders of Old USCC Notes by mail, telephone, facsimile transmission, personal interviews and otherwise may request broker dealers and the other nominee holders to forward materials relating to the exchange offers and consent solicitations to beneficial holders. Questions regarding the terms of the exchange offers and consent solicitations may be directed to the dealer managers and solicitation agents at their addresses and telephone numbers listed on the back cover page of this prospectus.

At any given time, the dealer managers and solicitation agents may trade the Old USCC Notes or other of our securities for their own accounts or for the accounts of its customers and, accordingly, may hold a long or short position in the Old USCC Notes and, to the extent that the dealer managers, solicitation agents or their affiliates owns Old USCC Notes during the exchange offers, they may tender such Old USCC Notes pursuant to the terms of the exchange offers. In connection with the exchange offers or otherwise, the dealer managers and solicitation agents may purchase and sell Old USCC Notes and the New T-Mobile Notes in the open market to the extent permitted by applicable law. Any such transactions may include covering transactions and stabilizing transactions. Any of these transactions may have the effect of preventing or retarding a decline in the market prices of the Old USCC Notes or the New T-Mobile Notes. Any such transactions may also cause the prices of the Old USCC Notes or the New T-Mobile Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The dealer managers and solicitation agents may conduct these transactions in the over-the-counter market or otherwise. If the dealer managers or solicitation agents commences any of these transactions, they may discontinue them at any time.

In the ordinary course of their various business activities, the dealer managers, solicitation agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The dealer managers, solicitation agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The dealer managers, solicitation agents and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services (and which may include, for the avoidance of doubt, acting as a soliciting dealer in connection with the exchange offers and consent solicitations). The dealer managers and solicitation agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the dealer managers, solicitation agents and their respective affiliates may be performing financial advisory services in connection with the Acquisition and may be entitled to a fee for their services.

Other Fees and Expenses

The expenses of soliciting tenders and consents with respect to the Old USCC Notes will be borne by us. The principal solicitations are being made by electronic delivery and/or mail; however, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer managers and solicitation agents, as well as by officers and other employees of T-Mobile US, T-Mobile USA and each of their respective affiliates.

Tendering holders of Old USCC Notes will not be required to pay any fee or commission to the dealer managers and solicitation agents. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

DESCRIPTION OF THE DIFFERENCES BETWEEN THE NEW T-MOBILE NOTES AND THE OLD USCC NOTES

The following is a summary comparison of the material terms of the New T-Mobile Notes and the Old USCC Notes that differ. The New T-Mobile Notes issued in the applicable exchange offers will be governed by the T-Mobile USA Indenture. This summary does not purport to be complete and is qualified in its entirety by reference to the T-Mobile USA Indenture and the USCC Indentures. Copies of those indentures are filed as exhibits to the registration statement of which this prospectus forms a part and are also available from the information agent upon request.

If you tender Old USCC Notes and your Old USCC Notes are accepted for exchange pursuant to the exchange offers, you will lose all of your rights as a holder of the exchanged Old USCC Notes, including, without limitation, your right to future interest and principal payments with respect to the exchanged Old USCC Notes. The issuers and guarantors of the Old USCC Notes and the New T-Mobile Notes are different, and the terms of the Old USCC Notes and the New T-Mobile Notes differ in material ways, including those described below.

Terms used in the comparison of the New T-Mobile Notes and the Old USCC Notes below have the meanings given to those terms in the T-Mobile USA Indenture or the USCC Indentures, as applicable. Article and section references in the descriptions of the Old USCC Notes and the New T-Mobile Notes below are references to the applicable indenture under which the Old USCC Notes and the New T-Mobile Notes, as applicable, were or will be issued.

The description of the Old USCC Notes reflects the Old USCC Notes as currently constituted and does not reflect any changes to the covenants and other terms of the Old USCC Notes or the USCC Indentures that may be effected following the consent solicitations as described under “The Proposed Amendments.”

	Old USCC Notes	New T-Mobile Notes
Reporting Covenant

Section 5.03 of the USCC Base Indenture

Annual and Other Reports to be Filed by Company with Trustee. The Company covenants and agrees to file with the Trustee, within 30 days after the Company is required to file the same with the Commission, a copy of the annual reports and of the information, documents and other reports (or a copy of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such sections, then to file with the Trustee and, unless the Commission shall not accept such information, documents or reports, the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission,

Section 4.03 of the T-Mobile USA Indenture

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, Parent will file a copy of each of the Parent reports referred to in clauses (1) and (2) below with the SEC for public availability within the time periods (including all applicable extension periods) specified in the SEC rules and regulations applicable to such reports (unless the SEC will not accept such a filing): (1) all quarterly and annual financial reports that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Parent were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by its certified independent accountants; and (2) all

Old USCC Notes	New T-Mobile Notes

such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Additional Information and Reports to be Filed with Trustee and Securities and Exchange Commission. The Company covenants and agrees to file with the Trustee and the Commission, in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations.

Summaries of Information and Reports to be Transmitted by Company to Securityholders. The Company covenants and agrees to transmit by mail, first class postage prepaid, and may also transit by reputable over-night delivery service which provides for evidence of receipt, to the Securityholders, as their names and addresses appear upon the Security Register, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to subsections (a) and(b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

current reports that would be required to be filed with the SEC on Form 8-K if Parent were required to file such reports; provided that the availability of the foregoing reports on the SEC’s EDGAR service (or successor thereto) shall be deemed to satisfy the Issuer’s delivery obligations to the Trustee and any Holder of Notes.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports; provided that, if Parent is not required under the rules and regulations of the SEC to file such reports with the SEC for public availability, such reports need not be prepared in accordance with all of the rules and regulations applicable to such reports and shall only be required to include the information or disclosure that would be required by such form to the extent that, and in the same general style of presentation as, the same or substantially similar information or disclosure is also included or incorporated by reference in the offering memorandum, prospectus or prospectus supplement pursuant to which the applicable Notes were offered and sold. The Issuer will comply with Trust Indenture Act §314(a).

If the SEC will not accept Parent’s filings for any reason, the Issuer will post the reports referred to in the preceding paragraphs on its website, on intralinks.com or another website within the time periods that would apply if Parent were required to file those reports with the SEC (including all applicable extension periods).

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.01(4) until 150 days after the receipt of the written notice delivered thereunder.

	Old USCC Notes	New T-Mobile Notes

For so long as any Notes remain outstanding, if at any time Parent is not required to file with the SEC the reports required by paragraphs (a) and (b) of this Section 4.03, Parent will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Delivery of such reports, information and documents to the Trustee shall be considered for informational purposes only, and the Trustee’s receipt of such reports shall not constitute notice or actual knowledge of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificate).

Compliance Certificate

Section 5.03 of the USCC Base Indenture

Annual Certificate to be Furnished to Trustee. The Company covenants and agrees to furnish to the Trustee, on or before May 15 in each calendar year in which any of the Securities are outstanding, or on or before such other day in each calendar year as the Company and the Trustee may from time to time agree upon, a certificate from the principal executive officer, principal financial officer or principal accounting officer, as to his or her knowledge, of the Company’s compliance with all conditions and covenants under this Indenture. For purposes of this subsection (d), such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture.

Section 4.04 of the T-Mobile USA Indenture

The Issuer and each Guarantor shall deliver to the Trustee, in compliance with Trust Indenture Act § 314(a)(4), within 120 days after the end of each fiscal year, an Officer’s Certificate stating that a review of the activities of the Issuer and the Guarantors during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuer and each Guarantor has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to his or her knowledge the Issuer and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge).

	Old USCC Notes	New T-Mobile Notes

So long as any of the Notes are outstanding, the Issuer will deliver to the Trustee, within 30 days after becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto unless such Default or Event of Default has been cured or waived in such period.

Optional Redemption

6.700% Senior Notes due 2033

Make-whole redemption, calculated using a discount rate of treasuries plus 30 bps.

6.250% Senior Notes due 2069

No redemption prior to September 1, 2025. Redeemable, in whole or in part, at any time on and after September 1, 2025 at the principal amount thereof plus accrued interest.

5.500% Senior Notes due 2070 (March)

No redemption prior to March 1, 2026. Redeemable, in whole or in part, at any time on and after March 1, 2026 at the principal amount thereof plus accrued interest.

5.500% Senior Notes due 2070 (June)

No redemption prior to June 1, 2026. Redeemable, in whole or in part, at any time on and after June 1, 2026 at the principal amount thereof plus accrued interest.

The New T-Mobile Notes will have identical provisions.

Maintenance of Office or Agency

Section 4.02 of the USCC Base Indenture

So long as any series of the Securities remain outstanding, the Company agrees to maintain an office or agency with respect to each such series, which shall be in the Borough of Manhattan, the City and State of New York or at such other location or locations as may be designated as provided in this Section 4.02, where (i) Securities of that series may be presented for payment, (ii) Securities of that series may be presented as herein above authorized for

Section 4.02 of the T-Mobile USA Indenture

The Issuer will maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to

	Old USCC Notes	New T-Mobile Notes

registration of transfer and exchange, and (iii) notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be given or served, such designation to continue with respect to such office or agency until the Company shall, by written notice signed by an Authorized Officer and delivered to the Trustee, designate some other office or agency for such purposes or any of them. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, notices and demands. The Trustee or its agent will initially act as paying agent for the Securities.

The Company may also from time to time, by written notice signed by an Authorized Officer and delivered to the Trustee, designate one or more other offices or agencies for the foregoing purposes within or outside the Borough of Manhattan, City of New York, and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations to maintain an office or agency in the Borough of Manhattan, City of New York for the foregoing purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such other office or agency.

the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Issuer of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.04 hereof.

Limitation on Liens

6.700% Senior Notes due 2033

So long as any of the Notes remain Outstanding, the Company will not create or incur any Secured Debt without in any such case effectively providing concurrently with the creation or incurrence of any such Secured Debt that the Notes then Outstanding (together with, if the Company shall so determine,

Section 4.06 of the T-Mobile USA Indenture

(a) The Issuer will not, and will not permit any Material Subsidiary to, directly or indirectly, create, incur or assume any Lien securing Indebtedness for Borrowed Money upon any of its or any Material Subsidiary’s Principal Property or upon Capital Stock or

Old USCC Notes	New T-Mobile Notes

any other Debt of or guaranteed by the Company ranking equally with the Notes and then existing or thereafter created) shall be secured equally and ratably with (or, at the option of the Company, prior to) such Secured Debt, unless immediately after the incurrence of such Secured Debt (and after giving effect to the application of the proceeds, if any, therefrom), the aggregate principal amount of all Secured Debt, together with the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions described in clauses (a) to (f), inclusive, of Section 3.2), would not exceed 20% of the Consolidated Assets; provided, however, that the foregoing restrictions shall not apply to, and there shall be excluded in computing Secured Debt for the purpose of such restrictions, Secured Debt secured by:

(a) Liens on property existing at the time of acquisition of such property by the Company, or Liens to secure the payment of all or any part of the purchase price of property acquired or constructed by the Company (including any improvements to existing property) created at the time of or within 270 days following the acquisition of such property by the Company, or Liens to secure any Secured Debt incurred by the Company prior to, at the time of or within 270 days following the acquisition of such property, which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof; provided, however, that in the case of any such acquisition, the Lien shall not apply to any property theretofore owned by the Company (including property transferred by the Company to any subsidiary of the Company in contemplation of or in connection with the creation of such Lien) or to any property of the Company other than the property so acquired (other than, in the case of construction or

Indebtedness of any Material Subsidiary that directly owns any Principal Property, except Permitted Liens, unless the Notes are equally and ratably secured with (or, at the Issuer’s option, on a senior basis to) the Indebtedness for Borrowed Money so secured.

(b) Any Lien created for the benefit of the Holders of the Notes pursuant to Section 4.06(a) shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to such Lien created for the benefit of the Holders of the Notes.

(c) For purposes of determining compliance with this Section 4.06, (x) a Lien need not be incurred solely by reference to one category of Permitted Liens, but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Issuer shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this Section 4.06 and the definition of “Permitted Liens.”

“Permitted Liens” means:

(1) Liens with respect to Obligations that do not exceed 15% of Consolidated Net Tangible Assets;

(2) with respect to any Series of Notes, Liens existing on the Series Issue Date;

(3) Liens on property of, or on any Capital Stock of, a Person existing at the time such Person becomes a Subsidiary of Issuer or is merged with or into or consolidated with the Issuer or any Subsidiary of the Issuer;

Old USCC Notes	New T-Mobile Notes

improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or improvement, is located);

(b) Liens on property of a person (i) existing at the time such Person is merged into or consolidated with the Company or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company, (ii) resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by the Company prior to such merger, consolidation, sale, lease or disposition (and not in contemplation thereof or in connection therewith) which applies to after-acquired property of the Company or (iii) resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition (and not at the request of the Company); provided, however, that any such Lien referred to in clause (i) shall not apply to any property of the Company other than the property subject thereto, at the time such Person or properties were acquired and any such Lien referred to in clause (ii) or (iii) shall not apply to any property of the Company other than the property so acquired;

(c) Liens existing on the date of this Supplemental Indenture;

(d) Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Liens (including, without limitation, Liens incurred in connection with pollution control, industrial

(4) Liens in favor of the Issuer, any Guarantor or any Domestic Subsidiary;

(5) Liens in favor of the United States of America, any State thereof, any foreign country or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(6) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Subsidiary of the Issuer (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price or construction or improvement cost thereof or to secure any Indebtedness incurred prior to, at the time of, or within 12 months after the later of the acquisition of such property or the completion of any such construction or improvement for the purpose of financing all or any part of the purchase price or construction or improvement cost thereof; and

(7) Liens to secure any modification, refinancing, refunding, restatement, exchange, extension, renewal or replacement (or successive refinancing, refunding, restatement, exchange, extension, renewal or replacement) as a whole, or in part, of any Indebtedness secured by any Lien included or incorporated by reference in this definition of “Permitted Liens” (including any accrued but unpaid interest thereon and any dividend, premium (including tender premiums), defeasance costs, underwriting discounts and any fees, costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such modification, refinancing, refunding, restatement, exchange, extension, renewal or replacement); provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements

Old USCC Notes	New T-Mobile Notes

revenue, private activity bond or similar financing);

(e) Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit;

(f) Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established;

(g) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established;

(h) Liens on any equity interests owned by the Company or by any of its subsidiaries in (i) Rural Cellular Corporation, Vodafone Group plc or any of their respective successors, or (ii) any other person or persons that are not directly, or indirectly through one or more intermediaries, controlled by the Company or by any of its subsidiaries;

(i) Liens upon or in any property or assets now owned or from time to time hereafter acquired by the Company or any of its subsidiaries related in any way to the ownership by the Company or by any of its subsidiaries of wireless telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property and assets and proceeds or distributions of such property and assets and improvements and accessions thereto); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and (y) an amount necessary to pay accrued and unpaid interest, any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge.

“Principal Property” means the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office and the equipment located thereon which (a) is owned by the Issuer or any of its Subsidiaries; (b) has not been determined in good faith by the Board of Directors of the Issuer not to be materially important to the total business conducted by Issuer and its Subsidiaries taken as a whole; and (c) has a net book value on the date as of which the determination is being made in excess of 1.0% of Consolidated Net Tangible Assets as most recently determined on or prior to such date (including, for purposes of such calculation, the land, land improvements, buildings and such fixtures comprising such office).

Old USCC Notes	New T-Mobile Notes

estate associated with such towers, leases for towers or for tower sites, subleases, licenses, collocation arrangements, easements and all other real property and other tangible or intangible assets related thereto;

(j) Liens incurred and deposits made in the ordinary course of business to secure surety and appeal bonds, leases, return-on-money bonds and other similar obligations, exclusive of obligations for the payment of borrowed money; and

(k) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses (a) to (j), inclusive; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt secured thereby at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements to such property).

6.250% Senior Notes due 2069

The 6.250% Senior Notes due 2069 have substantially the same provisions regarding limitations on liens as the 6.700% Senior Notes due 2033 and provide an additional exception for liens on any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

5.500% Senior Notes due 2070 (March)

The 5.500% Senior Notes due 2070 (March) have substantially the same provisions regarding limitations on liens as the 6.700% Senior Notes due 2033 and provide an additional exception for liens on any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

	Old USCC Notes	New T-Mobile Notes

5.500% Senior Notes due 2070 (June)

The 5.500% Senior Notes due 2070 (June) have substantially the same provisions regarding limitations on liens as the 6.700% Senior Notes due 2033 and provide an additional exception for liens on any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

Corporate Existence

Section 4.05 of the USCC Base Indenture

The Company will not, while any of the Securities remain outstanding, consolidate with, or merge into, or merge into itself, or sell or convey all or substantially all of its property to any other Person unless the provisions of Article Ten hereof are complied with.

The New T-Mobile Notes will not have a “Corporate Existence” provision.

Sale and Leaseback Covenant

6.700% Senior Notes due 2033

The Company will not enter into any Sale and Leaseback Transaction unless immediately thereafter (and after giving effect to the application of the proceeds, if any, therefrom), the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions, together with the aggregate principal amount of all Secured Debt (other than Secured Debt described in clauses (a) to (k), inclusive, of Section 3.1), would not exceed 20% of Consolidated Assets; provided, however, that the foregoing restrictions shall not apply to, and there shall be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sale and Leaseback Transactions:

(a) any Sale and Leaseback Transaction entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by the Company (including any improvements to existing property) or entered into prior to, at the time of or within 270 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the

The New T-Mobile Notes will not have a “Sale and Leaseback” provision.

Old USCC Notes	New T-Mobile Notes

purpose of financing all or part of the purchase or construction price thereof; provided, however, that in the case of any such acquisition, such Sale and Leaseback Transaction shall not involve any property transferred by the Company to a subsidiary of the Company in contemplation of or in connection with such Sale and Leaseback Transaction or involve any property of the Company other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located);

(b) any Sale and Leaseback Transaction involving property of a Person existing at the time such Person is merged into or consolidated with the Company or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company;

(c) any Sale and Leaseback Transaction in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction (including, without limitation, Sale and Leaseback Transactions incurred in connection with pollution control, industrial revenue, private activity bond or similar financing);

(d) any Sale and Leaseback Transaction involving any property or assets now owned or from time to time hereafter acquired by the Company or any of its subsidiaries related in any way to the ownership by the Company or by any of its subsidiaries of wireless

Old USCC Notes	New T-Mobile Notes

telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real estate associated with such towers, leases for towers or for tower sites, subleases, licenses, collocation arrangements, easements and all other real property and other tangible or intangible assets related thereto;

(e) any Sale and Leaseback Transaction the net proceeds of which are at least equal to the fair value (as determined by the Board of Directors of the Company) of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, the Company applies (or irrevocably commits to an escrow account for the purpose or purposes hereinafter mentioned) an amount equal to the net proceeds of such Sale and Leaseback Transaction to either (x) the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or (y) the retirement or repayment (other than any mandatory retirement or repayment at maturity) of (i) Notes, (ii) other Funded Debt of the Company which ranks prior to or in a parity with the Notes or (iii) indebtedness of any subsidiary of the Company maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such indebtedness is included in current liabilities) or preferred stock of any subsidiary of the Company (other than any such indebtedness owed to or preferred stock owned by the Company or any subsidiary of the Company); provided, however, that in lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment (or committing such an amount to any escrow account for such purpose), the Company may deliver to the Trustee Outstanding Notes

Old USCC Notes	New T-Mobile Notes

and thereby reduce the amount to be applied pursuant to (y) of this clause (e) by an amount equivalent to the aggregate principal amount of the Notes so delivered; and

(f) any Sale and Leaseback Transaction involving the extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses (a) to (e),inclusive; provided, however, that such lease extension, renewal or replacement shall be limited to all or any part of the same property leased under the lease so extended, renewed or replaced (plus improvements to such property).

6.250% Senior Notes due 2069

The 6.250% Senior Notes due 2069 have substantially the same provisions regarding the sale and leaseback covenant as the 6.700% Senior Notes due 2033 and provide an additional exception for Sale and Leaseback Transactions involving any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

5.500% Senior Notes due 2070 (March)

The 5.500% Senior Notes due 2070 (March) have substantially the same provisions regarding the sale and leaseback covenant as the 6.700% Senior Notes due 2033 and provide an additional exception for Sale and Leaseback Transactions involving any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

5.500% Senior Notes due 2070 (June)

The 5.500% Senior Notes due 2070 (June) have substantially the same provisions regarding the sale and leaseback covenant as the 6.700% Senior

	Old USCC Notes	New T-Mobile Notes
Notes due 2033 and provide an additional exception for Sale and Leaseback Transactions involving any property used primarily as or for any of the following: data centers, collocation, managed services, hosted services or cloud services.

Restrictions on Consolidation, Merger

Section 10.01 of the USCC Base Indenture

Nothing contained in this Indenture or in any of the Securities shall prevent any consolidation or merger of the Company with or into any other corporation or corporations (whether or not affiliated with the Company), or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of all or substantially all of the property of the Company or its successor or successors as an entirety, or substantially as an entirety, to any other corporation (whether or not affiliated with the Company or its successor or successors) authorized to acquire and operate the same; provided, however, the Company hereby covenants and agrees that, upon any such consolidation, merger, sale, conveyance, transfer or other disposition, the due and punctual payment of the principal of (premium, if any) and interest on all of the Securities of all series in accordance with the terms of each series, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture with respect to each series or established with respect to such series pursuant to Section 2.01 to be kept or performed by the Company, shall be expressly assumed, by supplemental indenture (which shall conform to the provisions of the Trust Indenture Act as then in effect) satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company shall have

Section 5.01 of the T-Mobile USA Indenture

The Issuer shall not: (i) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (ii) directly or indirectly sell, assign, lease, transfer, convey or otherwise dispose of (including, in each case, by way of division) all or substantially all of the properties and assets of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (A) the Issuer is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, lease, transfer, conveyance or other disposition has been made expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, the payment of the principal of and any premium and interest on the Notes and the performance or observance of every covenant of this Indenture on the part of the Issuer to be performed or observed; and

(3) immediately after such transaction, no Default or Event of Default exists. This Section 5.01 will not apply to (and

	Old USCC Notes	New T-Mobile Notes
	been merged, or by the entity which shall have acquired such property.	the following shall be permitted notwithstanding this Section 5.01): (1) a merger of the Issuer with a direct or indirect Subsidiary of Parent solely for the purpose of reincorporating the Issuer in another jurisdiction in the United States so long as the amount of Indebtedness of the Issuer and its Subsidiaries is not increased thereby; or (2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and its Subsidiaries.

Successor Corporation Substituted

Section 10.02 of the USCC Base Indenture

In case of any such consolidation, merger, sale, conveyance, transfer or other disposition and upon the assumption by the successor corporation, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all of the Securities of all series outstanding and the due and punctual performance of all of the covenants and conditions of this Indenture or established with respect to each series of the Securities pursuant to Section 2.01 to be kept or performed by the Company with respect to each series, such successor corporation shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of the first part, and thereupon (provided, that in the case of a lease, the term of the lease is at least as long as the longest maturity of any Securities outstanding at such time) the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Securities. Such successor corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Company or any other predecessor obligor on the Securities, any or all of the Securities issuable hereunder which theretofore shall not

Section 5.02 of the T-Mobile USA Indenture

Upon any consolidation or merger, or any sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the properties and assets of the Issuer and its Subsidiaries, taken as a whole, in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Issuer is merged or to which such sale, assignment, lease, transfer, conveyance or other disposition is made, shall succeed to, and be substituted for, the Issuer (so that from and after the date of such consolidation, merger, sale, assignment, lease, transfer, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” shall refer instead to the successor Person and not to the Issuer), and may exercise every right and power of the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein. When the successor Person assumes all of the Issuer’s obligations under this Indenture, the Issuer shall be discharged from its obligations under this Indenture, including the obligation to pay the principal of or interest or premium, if any, on the Notes.

Old USCC Notes	New T-Mobile Notes
have been signed by the Company and delivered to the Trustee; and, upon the order of such successor company, instead of the Company, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered by the officers of the predecessor Company to the Trustee for authentication, and any Securities which such successor corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of the execution hereof.

THE PROPOSED AMENDMENTS

We are soliciting the consent of all the holders of Old USCC Notes to modify or eliminate certain notice requirements and restrictive covenants in the USCC Indentures. If the proposed amendments described below are adopted with respect to any series of Old USCC Notes, the amendments will apply to all such Old USCC Notes of such series not tendered in the applicable exchange offer. See “Risk Factors—Risks Relating to the Exchange Offers and Consent Solicitations—The USCC Indentures, in light of the proposed amendments and certain existing provisions in the USCC Indentures and Old USCC Notes, may afford remaining holders of the Old USCC Notes with less protection than the New T-Mobile Notes.”

The descriptions below of the provisions of the USCC Indentures to be eliminated or modified do not purport to be complete and are qualified in their entirety by reference to the USCC Indentures and the forms of supplemental indentures to the USCC Indentures that contain the proposed amendments in the event the Requisite Consents are obtained. Copies of the forms of supplemental indentures are attached as exhibits to the registration statement of which this prospectus forms a part.

The proposed amendments for each of the USCC Indentures with respect to each series of Old USCC Notes constitute a single proposal with respect to that series of notes, and a consenting holder of that series of Old USCC Notes must consent to the proposed amendments in their entirety and may not consent selectively with respect to certain of the proposed amendments.

Pursuant to the USCC Indentures and related supplemental indentures for each series of Old USCC Notes, the proposed amendments require that the Requisite Consent with respect to the applicable series of Old USCC Notes must be received. The Requisite Consents are set forth in the table below. Any Old USCC Notes held by USCC or any person directly or indirectly controlling or controlled or under direct or indirect common control with USCC are not considered to be “outstanding” for this purpose.

The table below sets forth, with respect to each series of Old USCC Notes, among other things: the relevant USCC Indenture and the requisite consent applicable to such series of Old USCC Notes (the “Requisite Consents”):

Title of Series of Old USCC Notes	Issuer	Indenture	Requisite Consent
6.700% Senior Notes due 2033	USCC	USCC Third Supplemental Indenture; USCC Fifth Supplemental Indenture	Majority by series(1)
6.250% Senior Notes due 2069	USCC	USCC Ninth Supplemental Indenture	Majority by series(1)
5.500% Senior Notes due 2070 (March)	USCC	USCC Tenth Supplemental Indenture	Majority by series(1)
5.500% Senior Notes due 2070 (June)	USCC	USCC Eleventh Supplemental Indenture	Majority by series(1)

(1)	Requires the consent of holders of at least a majority in principal amount of the outstanding securities of each affected series.

As of the date of this prospectus, the aggregate principal amount outstanding with respect to each series of Old USCC Notes is:

Title of Series of Old USCC Notes	Principal Amount Outstanding
6.700% Senior Notes due 2033	$544,000,000
6.250% Senior Notes due 2069	$500,000,000
5.500% Senior Notes due 2070 (March)	$500,000,000
5.500% Senior Notes due 2070 (June)	$500,000,000
Total Old USCC Notes	$2,044,000,000

The valid tender of a holder’s Old USCC Notes will constitute the consent of the tendering holder to the proposed amendments in their entirety.

If the Requisite Consents with respect to all series of Old USCC Notes under the USCC Indentures have been received prior to the Expiration Date, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable, the following sections or provisions (among others) under the USCC Indentures for the Old USCC Notes will be deleted, modified, or amended:

•

Section 3.02 (Action to Redeem Securities) of the USCC Base Indenture, Exhibit A (Form of 6.70% Senior Notes due 2033) to the Third Supplemental Indenture and the Fifth Supplemental Indenture, Section 2.4 (Optional Redemption) of the USCC Ninth Supplemental Indenture, Section 2.4 (Optional Redemption) of the USCC Tenth Supplemental Indenture and Section 2.4 (Optional Redemption) of the USCC Eleventh Supplemental Indenture will be modified to significantly reduce the notice period set forth in such provisions in connection with a redemption of the applicable Old USCC Notes thereunder;

•

Sections 4.02 (Maintenance of Office or Agency for Payment, Registration, Transfer and Exchange of Securities), 4.03 (Paying Agent), 4.04 (Appointment to Fill Vacancy in Office of Trustee), 4.05 (Restriction on Consolidation, Merger of the Company), 4.06 (Original Issue Discount Security), 5.01 (Company to Furnish Trustee Information as to Names and Addresses of Securityholders) and 5.03 (Delivery Obligations of Company) of the USCC Base Indenture will be deleted;

•

Sections 10.01 (Consolidations or Mergers of Company and Sales or Conveyances of Property of Company), 10.02 (Successor to Company) and 10.03 (Opinion of Counsel) of the USCC Base Indenture will be deleted;

•

Section 11.01(c)(1) (Conditions for Defeasance) of the USCC Base Indenture will be modified and Sections 11.01(c)(4) and 11.01(c)(5) of the USCC Base Indenture (Conditions for Defeasance) will be deleted, in each case as such provisions relate to the 6.250% Senior Notes due 2069, the 5.500% Senior Notes due 2070 (March) and the 5.500% Senior Notes due 2070 (June), such that the Old USCC Notes of such series can be legally defeased by depositing interest and principal through the applicable redemption date if the Old USCC Notes of such series have been irrevocably called for redemption;

•

Sections 3.1 (Limitations on Secured Debt) and 3.2 (Limitation on Sale and Leaseback) of the USCC Third Supplemental Indenture, USCC Fifth Supplemental Indenture, USCC Ninth Supplemental Indenture, USCC Tenth Supplemental Indenture and USCC Eleventh Supplemental Indenture will be deleted; and

•

Section 4.1 (Additional Events of Default) of the USCC Third Supplemental Indenture, USCC Fifth Supplemental Indenture, USCC Ninth Supplemental Indenture, USCC Tenth Supplemental Indenture and USCC Eleventh Supplemental Indenture will be deleted.

The proposed amendments would amend the USCC Indentures, the Old USCC Notes and any exhibits thereto, to make certain conforming or other changes to the USCC Indentures, the Old USCC Notes and any exhibits thereto, including modification or deletion of certain definitions and cross-references.

Effectiveness of Proposed Amendments

It is expected that the supplemental indentures for the proposed amendments to the USCC Indentures will be duly executed and delivered by USCC and the respective USCC Trustee upon or promptly following the later of the Withdrawal Deadline and the receipt and acceptance of the Requisite Consents the proposed amendments contained therein will become operative on the date on which the Acquisition (as defined and described under the heading “Summary—Recent Developments—Securities Purchase Agreement”) closes, provided that if the Settlement Date has not occurred within five business days following the date on which the Acquisition closes, the amendments previously effected shall be deemed null and void as if they had not occurred. The closing of the Acquisition is expected to occur by mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2024:

•	on an actual basis;

•	on an as adjusted basis to give effect to the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and Q1 Senior Notes Issuances; and

•	on an as further adjusted basis assuming all Old USCC Notes had been validly tendered and exchanged in the exchange offers on that date (but without giving effect to related fees and expenses).

You should read this table in conjunction with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference in this prospectus.

	As of December 31, 2024
	Actual	As adjusted	As further adjusted(1)
	(in millions)
Cash and cash equivalents	$5,409	$13,132	$13,132
Debt:
Unsecured T-Mobile debt
Existing T-Mobile Unsecured Notes(2)	69,121	75,470	75,470
New T-Mobile Notes offered hereby
6.700% Senior Notes due 2033	—	—	544
6.250% Senior Notes due 2069	—	—	500
5.500% Senior Notes due March 2070	—	—	500
5.500% Senior Notes due June 2070	—	—	500
Credit Agreement(3)	—	—	—
ECA Facility(4)	—	957	957
Tower Obligations(5)	3,664	3,664	3,664
Secured T-Mobile debt
Existing ABS Notes(6)	1,570	2,070	2,070
Unsecured Sprint debt
Existing Sprint Unsecured Notes	5,975	5,975	5,975
Secured Sprint debt
Existing Sprint Spectrum-Backed Notes(7)	1,326	1,326	1,326
Other(8)	2,599	2,516	2,516

Total debt and financing lease liabilities(9)	$84,255	$91,978	$94,022
Stockholders’ equity	61,741	61,741	61,741

Total capitalization	$145,996	$153,719	$155,763

(1)

The principal amount shown for each series of New T-Mobile Notes assumes all Old USCC Notes of the corresponding series are validly tendered (and not validly withdrawn) and accepted for exchange by us. In the event that less than all of any series of Old USCC Notes are validly tendered (and not validly withdrawn) and accepted for exchange by us, the principal amount of the corresponding series of New T-Mobile Notes will be reduced proportionately.

(2)

The amount in the “Actual” column includes aggregate principal amounts of €600 million of 3.550% Senior Notes due 2029, €750 million of 3.700% Senior Notes due 2032 and €650 million of 3.850% Senior Notes due 2036 converted into USD using end of period exchange rates and, in the case of the “As adjusted” and “As further adjusted” columns, includes aggregate principal amounts of €1.0 billion of 3.150% Senior Notes due 2032, €1.0 billion of 3.500% Senior Notes due 2037 and €750 million of 3.800% Senior Notes due 2045 converted into U.S. dollars using the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.
(3)	The Credit Agreement provides for revolving borrowings up to $7.5 billion.
(4)	Represents outstanding debt balance under the ECA Facility as of March 17, 2025, reflecting a $43 million repayment made on March 17, 2025.
(5)

Represents financing obligations related to the Existing T-Mobile Tower Transactions (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing T-Mobile Tower Transactions”).

(6)	The Existing ABS Notes are secured by approximately $2.5 billion of gross EIP receivables and future collections on such receivables.
(7)

The Existing Sprint Spectrum-Backed Notes are secured by a pool of 2.5 GHz and 1.9 GHz spectrum which has been pledged to secure indebtedness available for issuance under the Sprint Spectrum Note Facility.

(8)	Primarily consists of financing lease liabilities, other obligations, unamortized premiums, discounts, debt issuance costs, consent fees and commitment letter fees.
(9)	Amount does not include operating lease liabilities of $29.7 billion as of December 31, 2024.

DESCRIPTION OF OTHER INDEBTEDNESS AND CERTAIN FINANCING TRANSACTIONS

Existing T-Mobile Unsecured Notes

T-Mobile USA’s senior unsecured notes set forth in the tables below are currently outstanding. The indentures governing these senior unsecured notes contain covenants and other terms, including covenants that, among other things, restrict the ability of T-Mobile USA and certain of its subsidiaries to create liens or other encumbrances and merge, consolidate or sell, or otherwise dispose of, substantially all of their assets, as well as customary events of default. These covenants and events of default are subject to a number of important qualifications and exceptions.

Existing T-Mobile 2022 Indenture Notes

T-Mobile USA’s senior notes set forth in the table below (collectively, the “Existing T-Mobile 2022 Indenture Notes”) were issued pursuant to an indenture, dated as of September 15, 2022, among T-Mobile USA, Parent and Deutsche Bank Trust Company Americas, as trustee. The Existing T-Mobile 2022 Indenture Notes are T-Mobile USA’s unsecured obligations and are guaranteed (i) initially by Parent and each wholly-owned subsidiary of T-Mobile USA that is not an excluded subsidiary and is an obligor of the Credit Agreement (as defined herein) and (ii) by any future direct or indirect subsidiary of Parent that is not a subsidiary of T-Mobile USA or any other guarantor that owns capital stock of T-Mobile USA. The guarantees are provided on a senior unsecured basis. The New T-Mobile Notes offered hereby will be issued under the same base indenture as the Existing T-Mobile 2022 Indenture Notes.

Series	Principal Amount as of December 31, 2024 (1)(2)(3)	Interest Payment Dates	Maturity
4.950% senior notes due 2028	$1,000,000,000	March 15 and September 15	March 15, 2028
4.800% senior notes due 2028	$900,000,000	January 15 and July 15	July 15, 2028
4.850% senior notes due 2029	$1,000,000,000	January 15 and July 15	January 15, 2029
3.550% senior notes due 2029	$621,000,000	May 8	May 8, 2029
4.200% senior notes due 2029	$700,000,000	April 1 and October 1	October 1, 2029
3.700% senior notes due 2032	$777,000,000	May 8	May 8, 2032
5.200% senior notes due 2033	$1,250,000,000	January 15 and July 15	January 15, 2033
5.050% senior notes due 2033	$2,600,000,000	January 15 and July 15	July 15, 2033
5.750% senior notes due 2034	$1,000,000,000	January 15 and July 15	January 15, 2034
5.150% senior notes due 2034	$1,250,000,000	April 15 and October 15	April 15, 2034
4.700% senior notes due 2035	$900,000,000	January 15 and July 15	January 15, 2035
3.850% senior notes due 2036	$673,000,000	May 8	May 8, 2036
5.650% senior notes due 2053	$1,750,000,000	January 15 and July 15	January 15, 2053
5.750% senior notes due 2054	$1,250,000,000	January 15 and July 15	January 15, 2054
6.000% senior notes due 2054	$1,000,000,000	June 15 and December 15	June 15, 2054
5.500% senior notes due 2055	$750,000,000	January 15 and July 15	January 15, 2055
5.250% senior notes due 2055	$900,000,000	June 15 and December 15	June 15, 2055
5.800% senior notes due 2062	$750,000,000	March 15 and September 15	September 15, 2062

TOTAL	$19,071,000,000

(1)

Includes aggregate principal amounts of €600 million of 3.550% Senior Notes due 2029, €750 million of 3.700% Senior Notes due 2032 and €650 million of 3.850% Senior Notes due 2036 converted into U.S. dollars using end of period exchange rates.

(2)

Does not include €1.0 billion of 3.150% Senior Notes due 2032 issued on February 11, 2025, bearing interest payable on February 11 and maturing on February 11, 2032, €1.0 billion of 3.500% Senior Notes due 2037 issued on February 11, 2025, bearing interest payable on February 11 and maturing on

February 11, 2037 and €750 million of 3.800% Senior Notes due 2045 issued on February 11, 2025, bearing interest payable on February 11 and maturing on February 11, 2045, the aggregate principal amounts of which, converted into U.S. dollars using the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P., would be $1,036,000,000, $1,036,000,000, and $777,000,000, respectively.
(3)

Does not include $1.25 billion of 5.125% Senior Notes due 2032, bearing interest payable on May 15 and November 15 and maturing on May 15, 2032, $1.0 billion of 5.300% Senior Notes due 2035, bearing interest payable on May 15 and November 15 and maturing on May 15, 2035 and $1.25 billion of 5.875% Senior Notes due 2055, bearing interest payable on May 15 and November 15 and maturing on November 15, 2055.

Existing T-Mobile 2020 Indenture Notes

T-Mobile USA’s senior notes set forth in the table below (collectively, the “Existing T-Mobile 2020 Indenture Notes”) were issued pursuant to an indenture, dated as of April 9, 2020, among T-Mobile USA, Parent and Deutsche Bank Trust Company Americas, as trustee. The Existing T-Mobile 2020 Indenture Notes are T-Mobile USA’s unsecured obligations and are guaranteed by Parent and each wholly-owned subsidiary of T-Mobile USA (other than certain excluded subsidiaries) that is or becomes an obligor of the Credit Agreement or issues or guarantees certain capital markets debt securities, and any future direct or indirect subsidiary of Parent that is not a subsidiary of T-Mobile USA or any other guarantor that owns capital stock of T-Mobile USA. The guarantees are provided on a senior unsecured basis. The Existing T-Mobile 2020 Indenture Notes are subject to optional redemption and will require T-Mobile USA to offer to repurchase the Existing T-Mobile 2020 Indenture Notes if Parent or T-Mobile USA experiences certain change of control triggering events.

The New T-Mobile Notes offered hereby will be issued under a different base indenture than the Existing T-Mobile 2020 Indenture Notes, will be different series than the Existing T-Mobile 2020 Indenture Notes, will not vote together with any of the Existing T-Mobile 2020 Indenture Notes, will not be required to be redeemed on a pro rata basis with any of the Existing T-Mobile 2020 Indenture Notes and will not trade with any of the Existing T-Mobile 2020 Indenture Notes.

Series	Principal Amount as of December 31, 2024	Interest Payment Dates	Maturity
3.500% senior notes due 2025	$3,000,000,000	April 15 and October 15	April 15, 2025
1.500% senior notes due 2026	$1,000,000,000	February 15 and August 15	February 15, 2026
3.750% senior notes due 2027	$4,000,000,000	April 15 and October 15	April 15, 2027
2.050% senior notes due 2028	$1,750,000,000	February 15 and August 15	February 15, 2028
2.400% senior notes due 2029	$500,000,000	March 15 and September 15	March 15, 2029
3.875% senior notes due 2030	$7,000,000,000	April 15 and October 15	April 15, 2030
2.550% senior notes due 2031	$2,500,000,000	February 15 and August 15	February 15, 2031
2.250% senior notes due 2031	$1,000,000,000	May 15 and November 15	November 15, 2031
2.700% senior notes due 2032	$1,000,000,000	March 15 and September 15	March 15, 2032
4.375% senior notes due 2040	$2,000,000,000	April 15 and October 15	April 15, 2040
3.000% senior notes due 2041	$2,500,000,000	February 15 and August 15	February 15, 2041
4.500% senior notes due 2050	$3,000,000,000	April 15 and October 15	April 15, 2050
3.300% senior notes due 2051	$3,000,000,000	February 15 and August 15	February 15, 2051
3.400% senior notes due 2052	$2,800,000,000	April 15 and October 15	October 15, 2052
3.600% senior notes due 2060	$1,700,000,000	May 15 and November 15	November 15, 2060

TOTAL	$36,750,000,000

Existing T-Mobile 2013 Indenture Notes

T-Mobile USA’s senior unsecured notes set forth in the table below (the “Existing T-Mobile 2013 Indenture Notes” and, together with the Existing T-Mobile 2020 Indenture Notes and the Existing T-Mobile 2022 Indenture Notes, the “Existing T-Mobile Unsecured Notes”) were issued pursuant to an indenture (the “April 2013 Indenture”), dated as of April 28, 2013, among T-Mobile USA, the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Existing T-Mobile 2013 Indenture Notes are T-Mobile USA’s unsecured obligations, are guaranteed on a senior unsecured basis by Parent and by all of T-Mobile USA’s wholly-owned domestic restricted subsidiaries (other than, in each case, certain designated special purpose entities, a reinsurance subsidiary and immaterial subsidiaries) and are required to be guaranteed by all of T-Mobile USA’s restricted subsidiaries that guarantee certain of T-Mobile USA’s indebtedness and any future subsidiary of Parent that directly or indirectly owns any of T-Mobile USA’s equity interests. T-Mobile USA may, at its option, redeem some or all of the Existing T-Mobile 2013 Indenture Notes at any time on or after the dates set forth below under “Earliest Optional Redemption” at the redemption price set forth in the governing indenture, or prior to such dates at a specified “make-whole” redemption price plus accrued and unpaid interest to, but not including, the redemption date.

Series	Principal Amount as of December 31, 2024	Interest Payment Dates	Maturity	Earliest Optional Redemption
2.250% senior notes due 2026	$1,800,000,000	February 15 and August 15	February 15, 2026	February 15, 2023
2.625% senior notes due 2026	$1,200,000,000	April 15 and October 15	April 15, 2026	April 15, 2023
5.375% senior notes due 2027	$500,000,000	April 15 and October 15	April 15, 2027	April 15, 2022
4.750% senior notes due 2028	$1,500,000,000	February 1 and August 1	February 1, 2028	February 1, 2023
4.750% senior notes due 2028-1 held by Deutsche Telekom	$1,500,000,000	February 1 and August 1	February 1, 2028	February 1, 2023
2.625% senior notes due 2029	$1,000,000,000	February 15 and August 15	February 15, 2029	February 15, 2024
3.375% senior notes due 2029	$2,350,000,000	April 15 and October 15	April 15, 2029	April 15, 2024
2.875% senior notes due 2031	$1,000,000,000	February 15 and August 15	February 15, 2031	February 15, 2026
3.500% senior notes due 2031	$2,450,000,000	April 15 and October 15	April 15, 2031	April 15, 2026

TOTAL	$13,300,000,000

The New T-Mobile Notes offered hereby will be issued under a different base indenture than the Existing T-Mobile 2013 Indenture Notes, will be different series than the Existing T-Mobile 2013 Indenture Notes, will not vote together with any of the Existing T-Mobile 2013 Indenture Notes, will not be required to be redeemed on a pro rata basis with any of the Existing T-Mobile 2013 Indenture Notes and will not trade with any of the Existing T-Mobile 2013 Indenture Notes.

Existing Sprint Unsecured Notes

The Sprint Capital Corporation and Sprint notes set forth in the table below (collectively, the “Existing Sprint Unsecured Notes”) are currently outstanding. The Existing Sprint Unsecured Notes are the applicable issuer’s unsecured obligations and are guaranteed on a senior unsecured basis (i) by Parent, T-Mobile USA and Sprint Communications, in the case of notes issued by Sprint and (ii) by Parent, T-Mobile USA, Sprint and Sprint Communications in the case of notes issued by Sprint Capital Corporation. The issuer may, at its option, redeem some or all of the Existing Sprint Unsecured Notes at any time at a specified “make-whole” redemption price plus accrued and unpaid interest to, but not including, the redemption date.

Series	Principal Amount as of December 31, 2024	Interest Payment Dates	Maturity
Sprint Capital Corporation notes
6.875% senior notes due 2028	$2,475,000,000	May 15 and November 15	November 15, 2028
8.750% senior notes due 2032	$2,000,000,000	March 15 and September 15	March 15, 2032
Sprint notes
7.625% senior notes due 2026	$1,500,000,000	March 1 and September 1	March 1, 2026

TOTAL	$5,975,000,000

The 6.875% senior notes due 2028 and the 8.750% senior notes due 2032 were issued pursuant to an indenture, dated as of October 1, 1998 (the “1998 Sprint Indenture”), among Sprint Capital Corporation, Sprint and Bank of New York Mellon Trust Company, N.A., as successor to Bank One, N.A., as trustee. The 7.625% senior notes due 2026 were issued pursuant to an indenture, dated as of September 11, 2013 (the “2013 Sprint Indenture” and collectively with the 1998 Sprint Indenture, the “Existing Sprint Indentures”), among Sprint and The Bank of New York Mellon Trust Company, N.A., as trustee.

The Existing Sprint Indentures, as amended and supplemented with respect to the Existing Sprint Unsecured Notes, contain covenants and other terms, including covenants that, among other things, restrict the ability of Sprint and certain of its subsidiaries to create liens or other encumbrances, and merge, consolidate or sell, or otherwise dispose of, substantially all of their assets. The Existing Sprint Indentures, as so amended and supplemented, also contain customary events of default. These covenants and events of default are subject to a number of important qualifications and exceptions.

Existing Sprint Spectrum Note Facility

The notes set forth in the table below (the “Existing Sprint Spectrum-Backed Notes”) are currently outstanding under Sprint’s $7.0 billion spectrum securitization program (the “Sprint Spectrum Note Facility”) and were issued through a group of bankruptcy-remote special purpose entities (the “Existing Sprint Spectrum Note Entities”) formed for such transaction, each of which are wholly-owned by T-Mobile and non-guarantor “Restricted Subsidiaries” under the indentures governing the New T-Mobile Notes, the Existing T-Mobile Unsecured Notes and the Credit Agreement.

The Existing Sprint Spectrum-Backed Notes are secured by a pool of 2.5 GHz and 1.9 GHz spectrum which has been pledged to secure indebtedness available under the Sprint Spectrum Note Facility (the “Sprint Spectrum Portfolio”).

Additional credit enhancement includes a letter of credit supporting an 18-month interest and expense reserve and a pledge of the payment obligations under the Existing Sprint Spectrum Lease.

The Sprint Spectrum Note Facility currently allows for the incurrence of up to $7.0 billion of indebtedness. However, the size of the Sprint Spectrum Note Facility may be increased, subject to the applicable covenants and limitations in the documentation governing the Company’s indebtedness outstanding from time to time.

The Existing Sprint Spectrum-Backed Notes are initially paid with interest-only payments, followed by amortizing quarterly principal payments, over the periods specified in the table below. The issuers may optionally prepay the outstanding principal amount of all or any tranche of the Existing Sprint Spectrum-Backed Notes in whole on any business day or in part on any payment date, without any obligation to prepay the Existing Sprint Spectrum-Backed Notes of another series or tranche proportionately or otherwise, at a price equal to 100% of the aggregate principal amount of the Existing Sprint Spectrum-Backed Notes prepaid plus accrued and unpaid interest, if any, to the applicable prepayment date, plus, in the case of any such optional prepayment at any time before the date that is one year prior to the anticipated repayment date set forth in the table below, a specified “make-whole” prepayment premium.

Tranche	Principal Amount as of December 31, 2024	Payment Dates	Interest-Only Payments	Amortizing Principal Payments	Repayment Date or Anticipated Repayment Date
Series 2018-1 4.738% Senior Secured Notes, Class A-1	$131,250,000	March 20, June 20, September 20 and December 20	June 2018 through March 2021	June 2021 through March 2025	March 20, 2025
Series 2018-1 5.152% Senior Secured Notes, Class A-2	$1,194,375,000	March 20, June 20, September 20 and December 20	June 2018 through March 2023	June 2023 through March 2028	March 20, 2028

TOTAL	$1,325,625,000

Sprint Communications leases the Sprint Spectrum Portfolio from the Existing Sprint Spectrum Note Entities and these lease payments are used to service the indebtedness under the Existing Sprint Spectrum-Backed Notes (the “Existing Sprint Spectrum Lease”).

Each Existing Sprint Spectrum Note Entity is a separate legal entity with its own separate creditors that would be entitled, prior to and upon the liquidation of the Existing Sprint Spectrum Note Entity, to be satisfied out of the Existing Sprint Spectrum Note Entity’s assets prior to any assets of the Existing Sprint Spectrum Note Entity becoming available to its parent entities (including T-Mobile). Accordingly, the assets of the Existing Sprint Spectrum Note Entities would not be available to satisfy the debts and other obligations owed to other creditors of T-Mobile until the obligations of the Existing Sprint Spectrum Note Entities (including under the Existing Sprint Spectrum-Backed Notes) are paid in full.

As the Existing Sprint Spectrum Note Entities are wholly-owned subsidiaries of T-Mobile, these entities will be consolidated and all intercompany activity will be eliminated for accounting purposes.

Credit Agreement

T-Mobile USA is party to an Amended and Restated Credit Agreement (the “Credit Agreement”) by and among T-Mobile USA, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders, swingline lenders and L/C issuers party thereto, providing for a $7.5 billion revolving credit facility (the “Revolving Credit Facility”), including a letter of credit sub-facility of up to $1.5 billion and a swingline loan sub-facility of up to $500 million.

Commitments under the Revolving Credit Facility will mature on October 17, 2027, except as otherwise extended or replaced. T-Mobile USA may repay amounts borrowed, reborrow and/or terminate the commitments under the Revolving Credit Facility (in whole or part) at any time without premium or penalty.

Borrowings under the Credit Agreement will bear interest based upon the applicable benchmark rate, depending on the type of loan and, in some cases, T-Mobile USA’s election, plus a margin. The benchmark rates consist of (i) the Base Rate, (ii) Adjusted Term SOFR, (iii) the EURIBO Rate, (iv) Daily Simple SONIA, (v) the CDO Rate or (vi) Daily Simple SARON, each as described in the Credit Agreement. Applicable margins range from (x) 0.00% to 0.125% in the case of Base Rate Loans (as defined in the Credit Agreement) and (y) 0.875% to 1.125% in the case of Term Benchmark Loans and RFR Loans (each as defined in the Credit Agreement), in each case depending on the credit rating of T-Mobile USA’s senior unsecured long-term debt (the “Applicable Debt Rating”).

T-Mobile USA will pay an unused commitment fee, calculated quarterly in arrears, at a rate per annum ranging from 0.075% to 0.125% depending on the Applicable Debt Rating.

T-Mobile USA’s obligations under the Credit Agreement are guaranteed by Parent and by all of T-Mobile USA’s wholly-owned domestic restricted subsidiaries (other than certain excluded subsidiaries, including certain designated special purpose finance vehicle entities, insurance subsidiaries and immaterial subsidiaries). The obligations under the Credit Agreement are not secured by any assets of T-Mobile USA, Parent or any of their subsidiaries.

Subject to customary exceptions, the Credit Agreement contains certain limitations on the ability of T-Mobile USA and its restricted subsidiaries to engage in certain activities, including incurrence of liens and consolidations and mergers. The Credit Agreement also contains a financial maintenance covenant, requiring T-Mobile USA to maintain a Leverage Ratio of 4.50 to 1.00 or less at each fiscal quarter end.

Under the Credit Agreement, a Change of Control (as defined in the Credit Agreement) that is accompanied or followed by a downgrade by one or more gradations (including gradations within ratings categories as well as between ratings categories) within a certain period by at least two out of three of Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”), Moody’s Investors Services, Inc. (“Moody’s”) and Fitch Ratings, Inc. (“Fitch”), where our corporate rating on any day during such period is below the rating by each such rating agency in effect immediately preceding the change of control shall constitute an event of default; provided that in making the relevant decision(s) referred to above to downgrade such ratings, the relevant rating agency announces publicly or confirms in writing during such period that such decision(s) resulted, in whole or in part, from the occurrence (or expected occurrence) of such change of control; provided, further, that, notwithstanding the foregoing, no event of default shall occur under the Credit Agreement if at the time of the applicable downgrade, our corporate rating by at least two out of three of S&P, Moody’s and Fitch is investment grade. If such a change of control accompanied by a downgrade were to occur, we may not have sufficient funds to pay the amounts owing under our Credit Agreement and may be required to obtain third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all.

The Credit Agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, breaches of certain representations and warranties, cross defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain judgments, a change of control coupled with a ratings downgrade, certain ERISA events and the invalidity of the loan documents. If an event of default occurs and is not cured within any applicable grace period or is not waived, the administrative agent and the lenders will be entitled to take various actions, including, without limitation, the acceleration of amounts due thereunder.

ECA Facility

On January 31, 2025, T-Mobile USA entered into a credit agreement with certain financial institutions, backed by an Export Credit Agency (the “ECA Facility”), providing for a loan of up to $1,000,000,000 to finance network equipment-related purchases. T-Mobile USA’s obligations under the ECA Facility are also guaranteed by Parent and by all of T-Mobile USA’s wholly-owned domestic restricted subsidiaries (subject to customary exceptions). On March 17, 2025, the Issuer fully drew the ECA Facility and the borrowing thereunder will mature on March 15, 2036.

Commercial Paper Program

On July 25, 2023, T-Mobile established an unsecured short-term commercial paper program with the ability to borrow up to $2.0 billion from time to time. This program supplements T-Mobile’s other available external financing arrangements and proceeds are expected to be used for general corporate purposes. As of December 31, 2024, there was no outstanding balance under this program.

Existing Asset-Backed Securities Facilities

On October 12, 2022, a subsidiary of T-Mobile USA issued $750 million of 4.910% Class A senior asset-backed notes (the “4.910% ABS Notes”) to third-party investors in a private placement transaction, on February 14, 2024, a subsidiary of T-Mobile USA issued $500 million of 5.050% Class A senior asset-backed notes (the “5.050% ABS Notes”), on October 9, 2024, a subsidiary of T-Mobile USA issued $500 million of 4.250% Class A senior asset-backed notes (the “4.250% ABS Notes”) and on February 27, 2025, a subsidiary of T-Mobile USA issued $500 million of 4.740% Class A senior asset-backed notes (collectively with the 4.910% ABS Notes, the 5.050% ABS Notes and the 4.250% ABS Notes, the “Existing ABS Notes”). As of December 31, 2024, an aggregate of $180 million of Existing ABS Notes had been repaid since issuance. The Existing ABS Notes are secured by approximately $2.5 billion of gross EIP receivables and future collections on such receivables. The Existing ABS Notes issued and the assets securing this debt are included on T-Mobile’s Consolidated Balance Sheets.

In connection with issuing the Existing ABS Notes, T-Mobile formed a wholly owned subsidiary, which qualifies as a bankruptcy remote entity (the “ABS BRE”), and trusts (collectively, the “ABS Trusts” and together with the

ABS BRE, the “ABS Entities”), in which the ABS BRE holds a residual interest. The ABS BRE’s residual interest in the ABS Trusts represents the rights to all funds not needed to make required payments on the Existing ABS Notes and other related payments and expenses.

Under the terms of the Existing ABS Notes, T-Mobile’s wholly owned subsidiary, T-Mobile Financial LLC (“FinCo”), and certain of T-Mobile’s other wholly owned subsidiaries (collectively, the “Originators”) transfer EIP receivables to the ABS BRE, which in turn transfers such receivables to the ABS Trusts, which issued the Existing ABS Notes. The Class A senior Existing ABS Notes have an expected weighted average life of approximately 2.5 years. Under the terms of each transaction, there is a two-year revolving period during which the Originators may transfer additional receivables to the ABS Entities as collections on the receivables are received. The third-party investors in the Class A senior Existing ABS Notes have legal recourse only to the assets of the respective ABS issuers securing the respective Existing ABS Notes and do not have any recourse to T-Mobile with respect to the payment of principal and interest. The receivables transferred to the ABS issuers will only be available for payment of the respective Existing ABS Notes and other obligations arising from the transactions and will not be available to pay any obligations or claims of T-Mobile’s creditors.

Under parent support agreements, T-Mobile has agreed to guarantee the performance of the obligations of FinCo, which will continue to service the receivables, and the other T-Mobile entities participating in the transactions to the ABS issuers. However, T-Mobile does not guarantee any principal or interest on the Existing ABS Notes or any payments on the underlying EIP receivables.

Existing T-Mobile Tower Transactions

In 2012, T-Mobile conveyed to Crown Castle International Corp. (“CCI”) the exclusive right to manage and operate approximately 6,200 tower sites (“CCI Lease Sites”) via a master prepaid lease with site lease terms ranging from 23 to 37 years (“2012 Tower Transaction”). CCI has fixed-price purchase options for the CCI Lease Sites totaling approximately $2.0 billion, exercisable annually on a per-tranche basis at the end of the lease term during the period from December 31, 2035, through December 31, 2049. If CCI exercises its purchase option for any tranche, it must purchase all the towers in the tranche. T-Mobile leases back a portion of the space at certain tower sites.

Prior to the Merger, Sprint entered into a lease-out and leaseback arrangement with Global Signal Inc., a third party that was subsequently acquired by CCI, that conveyed to CCI the exclusive right to manage and operate approximately 6,400 tower sites (“Master Lease Sites”) via a master prepaid lease.

These agreements were assumed upon the close of the Merger, at which point the remaining term of the lease-out was approximately 17 years with no renewal options. CCI has a fixed price purchase option for all (but not less than all) of the leased or subleased sites for approximately $2.3 billion, exercisable one year prior to the expiration of the agreement and ending 120 days prior to the expiration of the agreement. T-Mobile leases back a portion of the space at certain tower sites.

On January 3, 2022, T-Mobile entered into an agreement (the “Crown Agreement”) with CCI. The Crown Agreement extends the current term of the leasebacks by up to 12 years and modifies the leaseback payments for both of the tower lease arrangements. As a result of the Crown Agreement, there was an increase in T-Mobile’s financing obligation as of the effective date of the agreement of approximately $1.2 billion, with a corresponding decrease to Other long-term liabilities associated with unfavorable contract terms. The modification resulted in a revised interest rate under the effective interest method for the tower obligations: 11.6% for the Existing CCI Tower Lease Arrangement and 5.3% for the Acquired CCI Tower Lease Arrangement. There were no changes made to either of T-Mobile’s master prepaid leases with CCI.

Off-Balance Sheet Arrangements

T-Mobile has factoring arrangements, as amended from time to time, to sell certain EIP accounts receivable and service accounts receivable on a revolving basis as a source of additional liquidity. In 2015, T-Mobile entered into the EIP sale arrangement, which is a revolving facility and currently has a maximum funding commitment of $1.3 billion and on October 22, 2024, T-Mobile extended the scheduled expiration date to November 18, 2025. As of December 31, 2024, the EIP sale arrangement provided funding of $1.3 billion. In 2014, T-Mobile entered into the service accounts receivable arrangement which is also a revolving facility and currently has a maximum funding commitment of $950 million, and on February 25, 2025, extended the scheduled expiration date to February 24, 2026. As of December 31, 2024, the service accounts receivable arrangement provided funding of $775 million. As of December 31, 2024, T-Mobile derecognized net receivables of $1.6 billion upon sale through these arrangements. These arrangements are not reflected on Parent’s consolidated balance sheet.

DESCRIPTION OF NEW T-MOBILE NOTES

General

T-Mobile USA, Inc., a Delaware corporation (the “Issuer”), is issuing:

•	up to $544,000,000 in aggregate principal amount of 6.700% Senior Notes due 2033 (the “New 2033 Notes”),

•	up to $500,000,000 in aggregate principal amount of 6.250% Senior Notes due 2069 (the “New 2069 Notes”),

•	up to $500,000,000 in aggregate principal amount of 5.500% Senior Notes due March 2070 (the “New March 2070 Notes”) and

•

up to $500,000,000 in aggregate principal amount of 5.500% Senior Notes due June 2070 (the “New June 2070 Notes,” and together with the New 2033 Notes, the New 2069 Notes and the New March 2070 Notes, the “New T-Mobile Notes”).

The New T-Mobile Notes will be issued under a base indenture (the “Base Indenture”), dated as of September 15, 2022, among the Issuer, Parent and Deutsche Bank Trust Company Americas, as trustee (together with its successors and assigns, the “Trustee”), as supplemented (i) with respect to the New 2033 Notes by a supplemental indenture dated as of the settlement date of the New 2033 Notes (the “New 2033 Notes Supplemental Indenture”), (ii) with respect to the New 2069 Notes by a supplemental indenture dated as of the settlement date of the New 2069 Notes (the “New 2069 Notes Supplemental Indenture”), (iii), with respect to the New March 2070 Notes by a supplemental indenture dated as of the settlement date of the New March 2070 Notes (the “New March 2070 Notes Supplemental Indenture”), (iv) with respect to the New June 2070 Notes by a supplemental indenture dated as of the settlement date of the New June 2070 Notes (the “New June 2070 Notes Supplemental Indenture” and each of the New 2033 Notes Supplemental Indenture, the New 2069 Notes Supplemental Indenture, the New March 2070 Notes Supplemental Indenture and the New June 2070 Notes Supplemental Indenture, with respect to the applicable series, the “Supplemental Indenture”) among the Issuer, Parent, the Subsidiary Guarantors, the Trustee, Deutsche Bank Trust Company Americas, as paying agent and Deutsche Bank Trust Company Americas, as registrar and transfer agent. In this Description of New T-Mobile Notes, the term “Indenture” refers to the Base Indenture as supplemented separately by the Supplemental Indenture for the applicable series of New T-Mobile Notes. The terms of the New T-Mobile Notes of each series include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

In this Description of New T-Mobile Notes, (i) the “Issuer” refers only to T-Mobile USA, Inc. and not to any of its Subsidiaries and (ii) “Parent” refers only to T-Mobile US, Inc. and not to any of its Subsidiaries (unless a successor Person shall have become the “Issuer” or “Parent” in accordance with the applicable provisions of the Indenture, if any, and thereafter the “Issuer” or “Parent” shall mean such successor Person).

The obligations and covenants of the Issuer described in this Description of New T-Mobile Notes are only of the Issuer, and not of Parent. Although Parent is a guarantor of the New T-Mobile Notes, Parent and any of its Subsidiaries that are not the Issuer or the Issuer’s Subsidiaries are generally not subject to any of the obligations and covenants described hereunder.

The following description is a summary of the material provisions of the Indenture. It does not restate the terms of the Indenture in their entirety. We urge you to read the Indenture in its entirety because it, and not this Description of New T-Mobile Notes, defines your rights as a holder of the New T-Mobile Notes. For more information on how you can obtain a copy of the Base Indenture and the Supplemental Indentures, see “Where You Can Find More Information.” You can find the definitions of certain terms used in this Description of New T-Mobile Notes under the caption “—Certain Definitions” below. Certain defined terms used in this Description of New T-Mobile Notes but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered holder of a New T-Mobile Note will be treated as the owner of such New T-Mobile Note for all purposes. Only registered holders will have rights under the Indenture.

The New T-Mobile Notes

The New T-Mobile Notes of each series:

•	will be general unsecured, unsubordinated obligations of the Issuer;

•

will be senior in right of payment to any future indebtedness of the Issuer to the extent that such future indebtedness provides by its terms that it is subordinated in right of payment to the New T-Mobile Notes;

•

will rank equal in right of payment with any of the Issuer’s existing and future indebtedness and other liabilities that are not by their terms subordinated in right of payment to the New T-Mobile Notes, including, without limitation, the obligations under the Credit Agreement, the Existing T-Mobile Unsecured Notes, the Existing Sprint Unsecured Notes and the Tower Obligations;

•	will be effectively subordinated to all existing and future secured indebtedness of the Issuer, to the extent of the value of the Issuer’s assets securing such indebtedness;

•

will be structurally subordinated to all of the liabilities and other obligations of the Issuer’s subsidiaries that are not obligors with respect to the New T-Mobile Notes, including the Existing ABS Notes, the Existing Sprint Spectrum-Backed Notes, factoring arrangements and tower obligations; and

•	will be unconditionally guaranteed on a senior unsecured basis by Parent and the Subsidiary Guarantors.

See “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be unsecured and effectively subordinated to the Issuer’s and the guarantors’ existing and future secured indebtedness” and “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.”

Assuming that on December 31, 2024, the Q1 ABS Notes Issuance, the Q1 ECA Facility Drawdown and the Q1 Senior Notes Issuances had been completed, and all Old USCC Notes had been validly tendered and exchanged in the exchange offers, and converting balances in EUR into USD using end of period exchange rates (or, with respect to the Q1 Senior Notes Issuances, the January 31, 2025 closing euro/U.S. dollar spot exchange rate of €1.00/$1.0362, as published by Bloomberg L.P.), we would have had approximately $94.0 billion of outstanding indebtedness and other obligations (excluding letter of credit obligations), which includes $88.1 billion of pari passu outstanding unsecured indebtedness. Our pari passu unsecured indebtedness would have consisted of $2.0 billion of New T-Mobile Notes offered hereby, $75.5 billion of Existing T-Mobile Unsecured Notes, $6.0 billion of Existing Sprint Unsecured Notes, $3.7 billion in Tower Obligations and $957 million outstanding under the ECA Facility. We also would have had $7.5 billion of revolving borrowings available on an unsecured basis under the Credit Agreement. Our effectively senior, secured indebtedness would have consisted of an aggregate principal amount of $1.3 billion of Existing Sprint Spectrum-Backed Notes outstanding, with up to $5.7 billion remaining available for issuance under the Sprint Spectrum Note Facility (as defined under “Description of Other Indebtedness and Certain Financing Transactions—Existing Sprint Spectrum Note Facility”), and an aggregate principal amount of $2.1 billion of Existing ABS Notes.

As of December 31, 2024, subsidiaries that will not provide guarantees of the New T-Mobile Notes that were included in Parent’s consolidated financial statements as of such date had approximately $12.0 billion of total assets and approximately $5.0 billion of indebtedness and Tower Obligations outstanding.

The New T-Mobile Note Guarantees

The New T-Mobile Notes will be guaranteed (i) initially by Parent and any Wholly-Owned Subsidiary of the Issuer that (x) is not an Excluded Subsidiary and (y) is an obligor under the Credit Agreement and (ii) by any future direct or indirect Subsidiary of Parent that is not a Subsidiary of the Issuer or any other Guarantor that directly or indirectly owns Capital Stock of the Issuer. The initial guarantors are expected to include the Issuer’s Domestic Subsidiaries that are Wholly-Owned Subsidiaries of the Issuer (other than special purpose securitization entities, Immaterial Subsidiaries and the Reinsurance Entity), including each of Sprint and its Subsidiaries that meet the foregoing requirements. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the New T-Mobile Notes—The Guarantees may be avoidable and therefore not be enforceable because of fraudulent conveyance or fraudulent transfer laws.”

Each Note Guarantee of the New T-Mobile Notes by a Guarantor:

•	will be a general unsecured, unsubordinated obligation of such Guarantor;

•

will be senior in right of payment to any future indebtedness of that Guarantor to the extent that such future indebtedness provides by its terms that it is subordinated in right of payment to such Guarantor’s Note Guarantee;

•

will be equal in right of payment with any of the Guarantor’s existing and future indebtedness and other liabilities that are not by their terms subordinated in right of payment to the New T-Mobile Notes, including, without limitation, obligations under the Credit Agreement, the Existing T-Mobile Unsecured Notes and the Existing Sprint Unsecured Notes;

•	will be effectively subordinated to any Guarantor’s existing and future secured indebtedness to the extent of the value of the assets of such Guarantor securing such indebtedness; and

•

will be structurally subordinated to all of the indebtedness and other obligations of any Subsidiaries of such Guarantor that are not obligors with respect to the New T-Mobile Notes. See “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be unsecured and effectively subordinated to the Issuer’s and the guarantors’ existing and future secured indebtedness” and “Risk Factors—Risks Related to the New T-Mobile Notes—The New T-Mobile Notes and the Guarantees will be structurally subordinated to the indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.”

In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay their trade creditors and the holders of their other debt and obligations before they will be able to distribute any of their assets to the Issuer.

The Note Guarantee of a Guarantor will be automatically and unconditionally released in respect of the New T-Mobile Notes of any series:

(1)

only in the case of a Subsidiary Guarantor, at such time as such Subsidiary Guarantor (i) is not, (ii) is released or relieved as, or (iii) ceases (or substantially concurrently will cease) to be, a borrower or guarantor under the Credit Agreement, except by or as a result of payment under such guarantee or direct obligation;

(2)

only in the case of a Subsidiary Guarantor, in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary Guarantor;

(3)	only in the case of a Subsidiary Guarantor, if for any reason such Subsidiary Guarantor ceases to be a Wholly-Owned Subsidiary of the Issuer; provided, that any Subsidiary Guarantor that ceases to constitute a Subsidiary Guarantor or becomes an Excluded Subsidiary solely by virtue of no longer being a Wholly-Owned Subsidiary (a “Partially Disposed Subsidiary”) shall only be released from its Note Guarantee to the extent that the other person taking an equity interest in such Partially Disposed Subsidiary is not an affiliate of the Issuer that is controlled by Parent, Deutsche Telekom or any of their respective subsidiaries or an employee of any of the foregoing;

(4)

upon the legal defeasance, covenant defeasance, or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;”

(5)	upon the liquidation or dissolution of any Subsidiary Guarantor, provided that no Event of Default has occurred that is continuing;

(6)	upon the merger or consolidation of any Guarantor with and into the Issuer or another Guarantor that is the surviving Person in such merger or consolidation; or

(7)

in the case of a Subsidiary Guarantor, if, immediately following such release and any concurrent releases of other Guarantees by such Subsidiary Guarantor, the aggregate principal amount of Indebtedness for Borrowed Money of Subsidiaries that are not Guarantors and not Excluded Subsidiaries (excluding any Indebtedness under any Permitted Receivables Financing and any Indebtedness of an “Unrestricted Subsidiary” (or the equivalent thereof) under the Credit Agreement or Permitted Receivables Financing Subsidiary) that would remain incurred or issued and outstanding would not exceed $2,000.0 million.

Principal, Maturity and Interest

The Issuer will issue up to $2,044,000,000 in aggregate principal amount of New T-Mobile Notes in this offering, of which up to $544,000,000 in aggregate principal amount will be New 2033 Notes, up to $500,000,000 in aggregate principal amount will be New 2069 Notes, up to $500,000,000 in aggregate principal amount will be New March 2070 Notes and up to $500,000,000 in aggregate principal amount will be New June 2070 Notes.

The Issuer may issue further additional New T-Mobile Notes of any series from time to time, and such additional New T-Mobile Notes of such series may be issued under the Base Indenture as supplemented either by the Supplemental Indenture for such series of New T-Mobile Notes or one or more other supplemental indentures. Any issuance of additional New T-Mobile Notes is subject to all of the covenants in the Indenture. The New T-Mobile Notes of any series and any additional New T-Mobile Notes of such series subsequently issued will be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that any additional New T-Mobile Notes that are not fungible with the New T-Mobile Notes of any series (or with any other additional New T-Mobile Notes of that series) for U.S. federal income tax purposes will have a separate CUSIP, ISIN, common code or other identifying number, as applicable.

The Issuer will issue New T-Mobile Notes in minimum denominations of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and integral multiples of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) in excess thereof. The New 2033 Notes will mature on December 15, 2033, the New 2069 Notes will mature on September 1, 2069, the New March 2070 Notes will mature on March 1, 2070 and the New June 2070 Notes will mature on June 1, 2070.

Interest on the New T-Mobile Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. If an interest payment date or the maturity date falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest shall accrue for the intervening period. Interest on the New T-Mobile Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Interest on the New 2033 Notes will accrue at the rate of 6.700% per annum. Interest on the New 2033 Notes will be payable semiannually in arrears on June 15 and December 15, commencing on    , 2025. The Issuer will make each interest payment to the holders of record of the New 2033 Notes on the immediately preceding record date. While the New 2033 Notes remain in book-entry form, the record date will be the date that is one Business Day prior to the relevant interest payment date.

Interest on the New 2069 Notes will accrue at the rate of 6.250% per annum. Interest on the New 2069 Notes will be payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing on    , 2025 The Issuer will make each interest payment to the holders of record of the New 2069 Notes on the immediately preceding record date. While the New 2069 Notes remain in book-entry form, the record date will be the date that is one Business Day prior to the relevant interest payment date.

Interest on the New March 2070 Notes will accrue at the rate of 5.500% per annum. Interest on the New March 2070 Notes will be payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing on    , 2025. The Issuer will make each interest payment to the holders of record of the New March 2070 Notes on the immediately preceding record date. While the New March 2070 Notes remain in book-entry form, the record date will be the date that is one Business Day prior to the relevant interest payment date.

Interest on the New June 2070 Notes will accrue at the rate of 5.500% per annum. Interest on the New June 2070 Notes will be payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing on    , 2025. The Issuer will make each interest payment to the holders of record of the New June 2070 Notes on the immediately preceding record date. While the New June 2070 Notes remain in book-entry form, the record date will be the date that is one Business Day prior to the relevant interest payment date.

Payments of principal of and interest on the New T-Mobile Notes issued in book-entry form or definitive form, if any, will be made as described below under the caption “—Methods of Receiving Payments on the New T-Mobile Notes.”

Each series of New T-Mobile Notes initially will be evidenced by one or more global notes deposited with a custodian for, and registered in the name of, Cede & Co., as nominee of The Depository Trust Company (“DTC”).

Listing

All series of the Old USCC Notes other than the Old USCC 2033 Notes are listed on the New York Stock Exchange. The Issuer has applied to list the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes on Nasdaq’s U.S. Bond Exchange. If the application is approved, we expect trading in such notes on Nasdaq’s U.S. Bond Exchange to begin on the original issue date or promptly thereafter. The Issuer does not intend to apply for the New 2033 Notes to be listed on any securities exchange or to arrange for the New 2033 Notes to be quoted on any quotation system.

There can be no assurance that USCC will continue to list the Old USCC 2069 Notes, Old USCC March 2070 Notes and/or Old USCC June 2070 Notes on the New York Stock Exchange or any other exchange. USCC is under no obligation to list such notes on a securities exchange; therefore, USCC may, in its sole discretion, delist any of such notes from the New York Stock Exchange. USCC is under no obligation to help maintain an active market with respect to the Old USCC Notes, and the Issuer cannot assure you that trading markets will be maintained following completion of the exchange offers. Accordingly, the Issuer cannot assure you as to the continued liquidity of any trading market for the Old USCC Notes. If any of the Old USCC 2069 Notes, Old USCC March 2070 Notes and Old USCC June 2070 Notes are delisted by USCC or the New York Stock Exchange for any reason, or if the market for the Old USCC Notes is interrupted, the market price and liquidity of the Old USCC Notes may be adversely affected and you may not be able to resell your Old USCC Notes for an extended period of time, if at all.

Methods of Receiving Payments on the New T-Mobile Notes

If a holder of a definitive note has given wire transfer instructions to the Issuer and the Issuer is the paying agent, the Issuer will pay all principal, interest and premium, if any, on that holder’s New T-Mobile Notes in accordance with those instructions until given written notice to the contrary. All other payments on the New T-Mobile Notes will be made at the Corporate Trust Office of the Trustee, unless the Issuer elects to make interest payments by check mailed to the noteholders at their address set forth in the books and records of the registrar.

Paying Agent and Registrar for the New T-Mobile Notes

The Trustee will initially act as paying agent, registrar and transfer agent where New T-Mobile Notes may be presented for payment. The Issuer may change the paying agent, registrar or transfer agent without prior notice to the holders of the New T-Mobile Notes, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

A holder of a definitive note may transfer or exchange New T-Mobile Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of New T-Mobile Notes. Holders will be required to pay all taxes relating to, arising out of, or in connection with such transfer. The Issuer will not be required to transfer or exchange any New T-Mobile Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any New T-Mobile Note for a period of 15 days before a selection of New T-Mobile Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the New T-Mobile Notes.

As market conditions warrant, the Issuer and its affiliates may from time to time seek to purchase their outstanding debt securities or loans, including the New T-Mobile Notes, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing such indebtedness, any purchases made by the Issuer may be funded by the use of cash on its balance sheet or the incurrence of new secured or unsecured debt, including borrowings under credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series.

Optional Redemption

The Issuer may redeem the New 2033 Notes, in whole or in part, at its option at any time or from time to time prior to maturity. The redemption price for the New 2033 Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the New 2033 Notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the New 2033 Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 30 basis points (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in each case, accrued and unpaid interest on the New 2033 Notes to the redemption date.

The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption, with respect to the New 2033 Notes, at least 30 days but not more than 60 days before the redemption date to each registered holder of the New 2033 Notes to be redeemed. Once notice of redemption is mailed, the New 2033 Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the New 2033 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New 2033 Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (i) Citigroup Global Markets Inc., Credit Suisse First Boston LLC or J.P. Morgan Securities Inc., or their successors or affiliates that are primary U.S. Government securities dealers in New York City (a “Primary Treasury Dealer”), provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer; or (ii) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p. m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

On or after the applicable First Call Date with respect to each series of New T-Mobile Notes other than the New 2033 Notes, the Issuer may redeem the New T-Mobile Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the New T-Mobile Notes being redeemed plus accrued and unpaid interest thereon to, but not including the redemption date.

“First Call Date” means (i) with respect to the New 2069 Notes, September 1, 2025, (ii) with respect to the New March 2070 Notes, March 1, 2026, and (iii) with respect to the New June 2070 Notes, June 1, 2026.

The Issuer’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption with respect to each series of New T-Mobile Notes other than the New 2033 Notes will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of New T-Mobile Notes to be redeemed.

The Trustee shall have no responsibility whatsoever for calculating the redemption price for any New T-Mobile Note.

Unless the Issuer defaults in the payment of the redemption price, and accrued interest, interest will cease to accrue on the New T-Mobile Notes of a series or portions thereof called for redemption on the applicable redemption date. At or before 10:00 a.m. (New York time) on the redemption date, the Issuer will deposit with the Trustee or a paying agent money sufficient to pay the redemption price of and accrued interest on the New T-Mobile Notes to be redeemed on such date. If less than all of the New T-Mobile Notes of a series are to be redeemed, the New T-Mobile Notes of such series to be redeemed shall be selected in accordance with the procedures of DTC.

For the avoidance of doubt, the requirement to pay any Make-Whole Premium shall not arise in connection with any recovery of amounts due as a result of any breach of any covenant contained in the Indenture or the applicable New T-Mobile Notes except where the transaction resulting in such breach was consummated with the intent to breach such covenant.

Prescription

Under New York’s statute of limitations, any legal action to enforce our payment obligations evidenced by the New T-Mobile Notes must be commenced within six years after the payment thereof is due; thereafter our payment obligations will generally become unenforceable. In addition, the Indenture will prohibit the Trustee and the holders from accelerating the obligations under the New T-Mobile Notes with respect to or as a result of an Event of Default consisting of any action taken, and reported publicly or to holders of New T-Mobile Notes, more than two years prior to the declaration of such acceleration.

Selection and Notice

If less than all of the New T-Mobile Notes of a series are to be redeemed, the Trustee will select New T-Mobile Notes of such series for redemption on a pro rata or by lot basis unless otherwise required by law or applicable stock exchange or depositary requirements.

Neither any New T-Mobile Notes of $1,000 (with respect to the New 2033 Notes) or note (or unit) per $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) or less can be redeemed in part. Notices of redemption will be sent electronically or mailed by first class mail at least 10 days but not more than 60 days before the redemption date to each holder of New T-Mobile Notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the New T-Mobile Notes of a series or a satisfaction and discharge of the Indenture with respect to such series. Any such notice of redemption may, at the Issuer’s discretion, state that such redemption is subject to one or more conditions precedent, including, but not limited to, completion of an equity offering, other offering, issuance of Indebtedness or other corporate transaction or event. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuer in its sole discretion) by the redemption date (whether the original redemption date or the redemption date so delayed). In addition, the Issuer may provide in such notice that payment of the redemption and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If any New T-Mobile Note is to be redeemed in part only, the notice of redemption that relates to that New T-Mobile Note will state the portion of the principal amount of that New T-Mobile Note that is to be redeemed. If in definitive form, a new New T-Mobile Note in principal amount equal to the unredeemed portion of the original New T-Mobile Note will be issued in the name of the holder of New T-Mobile Notes upon cancellation of the original note. Except to the extent that a notice of redemption is conditional, New T-Mobile Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New T-Mobile Notes or portions of New T-Mobile Notes called for redemption.

Certain Covenants

Liens

The Issuer will not, and will not permit any Material Subsidiary to, directly or indirectly, create, incur or assume any Lien securing Indebtedness for Borrowed Money upon any of its or any Material Subsidiary’s Principal Property or upon Capital Stock or Indebtedness of any Material Subsidiary that directly owns any Principal Property, except Permitted Liens, unless the New T-Mobile Notes are equally and ratably secured with (or, at the Issuer’s option, on a senior basis to) the Indebtedness for Borrowed Money so secured. Any Lien created for the benefit of the holders of the New T-Mobile Notes pursuant to this paragraph is required to provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to such Lien created for the benefit of the holders of the New T-Mobile Notes.

For purposes of determining compliance with this “Liens” covenant, (x) a Lien need not be incurred solely by reference to one category of Permitted Liens, but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category)and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Issuer shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this “Liens” covenant and the definition of “Permitted Liens.”

Merger, Consolidation or Sale of Assets

The Issuer will not: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (2) directly or indirectly sell, assign, lease, transfer, convey or otherwise dispose of (including, in each case, by way of division) all or substantially all of the properties and assets of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)

either: (a) the Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)

the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, lease, transfer, conveyance or other disposition has been made expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, the payment of the principal of and any premium and interest on the New T-Mobile Notes and the performance or observance of every covenant of the Indenture on the part of the Issuer to be performed or observed; and

(3)	immediately after such transaction, no Default or Event of Default exists.

Upon any consolidation or merger, or any sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the properties and assets of the Issuer and its Subsidiaries, taken as a whole, in a transaction that is subject to, and that complies with the provisions of, this “Merger, Consolidation or Sale of Assets” covenant, the successor Person formed by such consolidation or into or with which the Issuer is merged or to which such sale, assignment, lease, transfer, conveyance or other disposition is made, shall succeed to, and be substituted for, the Issuer (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of the Indenture referring to the “Issuer” shall refer instead to the successor Person and not to the Issuer), and may exercise every right and power of the Issuer under the Indenture with the same effect as if such successor Person had been named as the Issuer therein. When the successor Person assumes all of the Issuer’s obligations under the Indenture, the Issuer shall be discharged from its obligations under the Indenture, including the obligation to pay the principal of or interest or premium, if any, on the New T-Mobile Notes.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to (and the following shall be permitted notwithstanding such covenant):

(1)

a merger of the Issuer with a direct or indirect Subsidiary of Parent solely for the purpose of reincorporating the Issuer in another jurisdiction in the United States so long as the amount of Indebtedness of the Issuer and its Subsidiaries is not increased thereby; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and its Subsidiaries.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any New T-Mobile Notes are outstanding, Parent will file a copy of each of the Parent reports referred to in clauses (1) and (2) below with the SEC for public availability within the time periods (including all applicable extension periods)specified in the SEC rules and regulations applicable to such reports (unless the SEC will not accept such a filing):

(1)

all quarterly and annual financial reports that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Parent were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by its certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Parent were required to file such reports;

provided that the availability of the foregoing reports on the SEC’s EDGAR service (or successor thereto) shall be deemed to satisfy the Issuer’s delivery obligations to the Trustee and any holder of New T-Mobile Notes.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports; provided that, if Parent is not required under the rules and regulations of the SEC to file such reports with the SEC for public availability, such reports need not be prepared in accordance with all of the rules and regulations applicable to such reports and shall only be required to include the information or disclosure that would be required by such form to the extent that, and in the same general style of presentation as, the same or substantially similar information or disclosure is also included or incorporated by reference in this prospectus pursuant to which the New T-Mobile Notes were offered and sold. The Issuer will comply with §314(a) of the Trust Indenture Act.

If the SEC will not accept Parent’s filings for any reason, the Issuer will post the reports referred to in the preceding paragraphs on its website, on intralinks.com or another website within the time periods that would apply if Parent were required to file those reports with the SEC (including all applicable extension periods).

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under “—Events of Default and Remedies” until 150 days after the receipt of the written notice delivered thereunder.

For so long as any New T-Mobile Notes remain outstanding, if at any time Parent is not required to file with the SEC the reports required by the preceding paragraphs, the Issuer will furnish to the holders of New T-Mobile Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

Delivery of such reports, information or documents to the Trustee shall be considered for informational purposes only, and the Trustee’s receipt of such reports shall not constitute notice or actual knowledge of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an officer’s certificate).

Events of Default and Remedies

Each of the following is an “Event of Default” in respect of the New T-Mobile Notes of a series:

(1)	default for 30 days in the payment when due of interest on the New T-Mobile Notes of such series;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the New T-Mobile Notes of such series;

(3)

failure by the Issuer or any of its Subsidiaries for 30 days after notice to the Issuer by the Trustee or the holders of at least 30% in aggregate principal amount of the New T-Mobile Notes of such series then outstanding voting as a single class to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)

failure by the Issuer or any of its Subsidiaries for 90 days after notice to the Issuer by the Trustee or the holders of at least 30% in aggregate principal amount of the New T-Mobile Notes of such series then outstanding voting as a single class to comply with any of the other agreements in the Indenture (other than those described in clauses (1), (2) and (3) above);

(5)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Significant Subsidiaries (or any of its Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which Indebtedness for borrowed money is guaranteed by the Issuer or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)

is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness at the later of final maturity and the expiration of any related applicable grace period (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates an amount equal to the greater of $1,500.0 million and 0.675% of Consolidated Total Assets of Parent determined on a pro forma basis for acquisitions, dispositions and Pro Forma Transactions or more, in each case for so long as such failure or acceleration is continuing;

(6)

failure by the Issuer or any of its Significant Subsidiaries (or any of its Subsidiaries that together would constitute a Significant Subsidiary) to pay or discharge final judgments entered by a court or courts of competent jurisdiction aggregating in excess of an amount equal to the greater of $1,500.0 million and 0.675% of Consolidated Total Assets of Parent determined on a pro forma basis for acquisitions, dispositions and Pro Forma Transactions (to the extent not covered by indemnities or insurance), which judgments are not paid, discharged or stayed for a period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, is not in effect;

(7)

the Issuer or any of its Significant Subsidiaries, or any group of its Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(a)	commences a voluntary case or proceeding;

(b)	consents to the entry of an order for relief against it in an involuntary case;

(c)	consents to the appointment of a custodian of it or for all or substantially all of its property;

(d)	makes a general assignment for the benefit of its creditors; or

(e)	generally is not paying its debts as they become due;

(8)	a court of competent jurisdiction enters a final order or decree under any Bankruptcy Law that:

(a)

is for relief against the Issuer or any of its Significant Subsidiaries or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary of the Issuer in an involuntary case;

(b)

appoints a custodian of the Issuer or any of its Significant Subsidiaries or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary of the Issuer or for all or substantially all of the property of the Issuer or any of its Significant Subsidiaries or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary; or

(c)	orders the liquidation of the Issuer or any of its Significant Subsidiaries or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary of the Issuer;

(d)	and the final order or decree remains unstayed and in effect for 60 consecutive days; and

(9)

except as permitted by the Indenture, (a) any Note Guarantee of a Significant Subsidiary or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary of the Issuer with respect to New T-Mobile Notes of such series (i) is held in any judicial proceeding to be unenforceable or invalid or (ii) ceases for any reason to be in full force and effect, or (b) any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Note Guarantee.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer, any of its Significant Subsidiaries or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary of the Issuer, all outstanding New T-Mobile Notes of such series will become due and payable immediately without further action or notice. However, the effect of such provisions may be limited by applicable laws. If any other Event of Default occurs and is continuing with respect to any series of New T-Mobile Notes, the Trustee or the holders, with a copy to the Trustee, of at least 30% in aggregate principal amount of the then outstanding New T-Mobile Notes of such series may declare all the New T-Mobile Notes of such series to be due and payable immediately; provided that no such declaration may be made with respect to or as a result of any action taken, and reported publicly or to holders of New T-Mobile Notes, more than two years prior to such declaration.

Subject to certain limitations, the holders of a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of such series may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New T-Mobile Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default in the payment of the principal of, or the interest or premium, if any, on the New T-Mobile Notes of such series.

Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture or the New T-Mobile Notes Documents at the request or direction of any holders of New T-Mobile Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense.

Except to enforce the right to receive payment of principal, premium (if any) or interest when due, a holder may pursue a remedy with respect to the Indenture or the New T-Mobile Notes of any series only if:

(1)	such holder gives to the Trustee written notice that an Event of Default is continuing;

(2)

holders of at least 30% in aggregate principal amount of the then outstanding New T-Mobile Notes of the applicable series have made a written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as trustee;

(3)

such holder or holders offer and, if requested, provide to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense to be incurred in compliance with such request;

(4)	the Trustee does not comply with the request within 90 days after receipt of the request and the offer of indemnity or security; and

(5)

during such 90-day period, holders of a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of the applicable series have not given the Trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of a series by written notice to the Trustee may, on behalf of all holders of New T-Mobile Notes of that series, rescind an acceleration or waive any existing Default or Event of Default in respect of such series of New T-Mobile Notes and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the New T-Mobile Notes of such series.

The Issuer and each Guarantor is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Within 30 days after becoming aware of any Default or Event of Default, the Issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default unless such Default or Event of Default has been cured or waived in such period.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, member, manager, partner, employee, incorporator or stockholder of any Issuer or any Guarantor, as such, will have any liability for any obligations of any Issuer or any Guarantor under the New T-Mobile Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of New T-Mobile Notes by accepting a New T-Mobile Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New T-Mobile Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer’s certificate, elect to have all of its obligations discharged with respect to the outstanding New T-Mobile Notes of any series and all obligations of the Guarantors discharged with respect to their Note Guarantees with respect to such series (“Legal Defeasance”) and cure all then existing Defaults and Events of Defaults except for:

(1)

the rights of holders of outstanding New T-Mobile Notes of such series to receive payments in respect of the principal of, or interest or premium, if any, on, the New T-Mobile Notes when such payments are due from the trust referred to below;

(2)

the Issuer’s obligations with respect to the New T-Mobile Notes of such series concerning issuing temporary New T-Mobile Notes, registration of New T-Mobile Notes, mutilated, destroyed, lost or stolen New T-Mobile Notes and the maintenance of an office or agency for payment of money for security payments held in trust;

(3)	the rights, powers, trusts, duties, indemnities and immunities of the Trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time with respect to any series of New T-Mobile Notes, elect to have the obligations of the Issuer and the Guarantors released with respect to the provisions of the Indenture described above under the caption “—Certain Covenants” (other than the covenant described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”) (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a Default or Event of Default with respect to such New T-Mobile Notes. In the event Covenant Defeasance occurs with respect to any series of New T-Mobile Notes in accordance with the Indenture, the Events of Default described under clauses (3) through (9) (in the case of clauses (7) and (8), only with respect to the Issuer’s Subsidiaries) under the caption “—Events of Default and Remedies,” in each case, will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to any series of New T-Mobile Notes:

(1)

the Issuer must irrevocably deposit with the Trustee or its designee, in trust, for the benefit of the holders of such series of New T-Mobile Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay the principal of, and premium, if any, and interest on, the outstanding New T-Mobile Notes of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether such New T-Mobile Notes are being defeased to such stated date for payment or to a particular redemption date; provided that in connection with any Legal Defeasance or Covenant Defeasance that requires the payment of a premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to premium calculated as of the date of the deposit, with any deficit as of the maturity date only required to be deposited with the Trustee on or prior to the maturity date;

(2)

in the case of Legal Defeasance, the Issuer must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions) confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date New T-Mobile Notes of such series were first issued, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the beneficial owners of the outstanding New T-Mobile Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)

in the case of Covenant Defeasance, the Issuer must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions) confirming that the beneficial owners of the outstanding New T-Mobile Notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)

no Event of Default has occurred and is continuing with respect to such series of New T-Mobile Notes on the date of such deposit (other than an Event of Default resulting from the borrowing of funds, or the imposition of Liens in connection therewith, to be applied to such deposit, or an Event of Default that will be cured by such Covenant Defeasance or Legal Defeasance) and the deposit will not otherwise result in a breach or violation of, or constitute a default under, any material instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(5)

such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(6)

the Issuer must deliver to the Trustee an officer’s certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of New T-Mobile Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others;

(7)	the Issuer must deliver to the Trustee an officer’s certificate, stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8)

the Issuer must deliver to the Trustee an opinion of counsel (which may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (2) and (3) of this paragraph, as applicable, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the applicable Indenture with respect to the New T-Mobile Notes of any series or the related Note Guarantees of the New T-Mobile Notes of any series may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the New T-Mobile Notes of such series then outstanding (including consents obtained in connection with a purchase of, or a tender offer or exchange offer for, New T-Mobile Notes of such series), and any existing Default or Event of Default or compliance with any provision of the applicable Indenture with respect to such New T-Mobile Notes or the related Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of such series (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, New T-Mobile Notes of such series).

Without the consent of each holder of New T-Mobile Notes of the applicable series affected, an amendment, supplement or waiver may not (with respect to any New T-Mobile Notes of a particular series held by a non-consenting holder):

(1)	reduce the principal amount of New T-Mobile Notes of such series whose holders must consent to an amendment, supplement or waiver;

(2)

reduce the principal of or change the fixed maturity of any New T-Mobile Note of such series or alter the provisions with respect to the redemption of the New T-Mobile Notes of such series (except with respect to notice periods for redemption);

(3)	reduce the rate of or change the time for payment of interest on any New T-Mobile Note of such series;

(4)

waive a Default or Event of Default in the payment of principal of, or premium, if any, or interest on, the New T-Mobile Notes of such series (except a rescission of acceleration of the New T-Mobile Notes of such series by the holders of at least a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of such series and a waiver of the payment default that resulted from such acceleration);

(5)	make any New T-Mobile Note of such series payable in money other than that stated in the New T-Mobile Notes of such series;

(6)

make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of New T-Mobile Notes of such series to receive payments of principal of, or interest or premium, if any, on, the New T-Mobile Notes of such series;

(7)	waive a redemption payment with respect to any New T-Mobile Note of such series;

(8)

release any Guarantor from any of its obligations under its related Note Guarantee of the New T-Mobile Notes of such series or the applicable Indenture, except in accordance with the terms of such Indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of New T-Mobile Notes, the Issuer, the Guarantors and the Trustee may amend or supplement the applicable Indenture, the New T-Mobile Notes of such series or the related Note Guarantees:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated New T-Mobile Notes in addition to or in place of certificated New T-Mobile Notes;

(3)

to provide for the assumption of the Issuer’s or a Guarantor’s obligations under the Indenture to holders of New T-Mobile Notes of such series and related Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4)

to effect the release of a Guarantor from its Note Guarantee in respect of such series of New T-Mobile Notes and the termination of such Note Guarantee, all in accordance with the provisions of the applicable Indenture governing such release and termination;

(5)	to add any Guarantor or Note Guarantee or to provide for collateral to secure such series or any Note Guarantee in respect of the New T-Mobile Notes of any series;

(6)

to make any change that would provide any additional rights or benefits to the holders of New T-Mobile Notes of such series or that does not adversely affect the legal rights under the Indenture of any such holder in any material respect;

(7)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8)

to change or eliminate any of the provisions of the applicable Indenture; provided that any such change or elimination shall not become effective with respect to any outstanding New T-Mobile Notes of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(9)	to provide for the issuance of and establish forms and terms and conditions of a new series of New T-Mobile Notes as permitted by the Base Indenture;

(10)

to conform the text of the applicable Indenture, any New T-Mobile Notes or any related Note Guarantees to any provision of this “Description of New T-Mobile Notes” section of this prospectus applicable to such New T-Mobile Notes at the time of the initial sale thereof, in each case, as conclusively evidenced by an officer’s certificate;

(11)

to provide for the issuance of additional New T-Mobile Notes of such series, provided that such additional New T-Mobile Notes have the same terms as, and be deemed part of the same series as, the New T-Mobile Notes of such series to the extent required under the applicable Indenture;

(12)

to evidence and provide for the acceptance of and appointment by a successor trustee or collateral trustee with respect to the New T-Mobile Notes of such series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trust by more than one trustee;

(13)	to allow any Guarantor of the New T-Mobile Notes of such series to execute a supplemental indenture providing a Note Guarantee with respect to the New T-Mobile Notes of such series; and

(14)	to issue exchange notes and related note guarantees as provided for in any registration rights agreement relating to the New T-Mobile Notes of any series.

The consent of the holders of the New T-Mobile Notes is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

For the avoidance of doubt, no amendment to, or deletion of any of the covenants described under, “—Certain Covenants,” or action taken in compliance with the covenants in effect at the time of such action, shall be deemed to impair or affect any legal rights of any holders of the New T-Mobile Notes to receive payment of principal of or premium, if any, or interest on the New T-Mobile Notes or to institute suit for the enforcement of any payment on or with respect to such holder’s New T-Mobile Notes.

Satisfaction and Discharge

The applicable Indenture will be discharged and will cease to be of further effect as to the New T-Mobile Notes of a series issued thereunder, when:

(1)	either:

(a)

all New T-Mobile Notes of such series that have been authenticated, except lost, stolen or destroyed New T-Mobile Notes that have been replaced or paid and New T-Mobile Notes for payment of which money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)

all New T-Mobile Notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee or its designee as trust funds in trust solely for the benefit of the holders of such series of New T-Mobile Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New T-Mobile Notes of such series not delivered to the Trustee for cancellation for principal of, and premium, if any, and accrued interest to the date of maturity or redemption; provided that upon any redemption that requires the payment of a premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the premium calculated as of the date of the notice of redemption, with any deficit as of the redemption date only required to be deposited with the Trustee on or prior to the redemption date;

(2)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture with respect to the New T-Mobile Notes of such series; and

(3)

the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New T-Mobile Notes of such series at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver to the Trustee (a) an officer’s certificate, stating that all conditions precedent set forth in the Indenture have been satisfied, and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in the Indenture have been satisfied.

Governing Law

The Indenture, the New T-Mobile Notes and the Note Guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

We maintain ordinary banking relationships with Deutsche Bank Trust Company Americas and its affiliates.

If the Trustee becomes a creditor of the Issuer or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest when a Default is continuing it must eliminate such conflict within 90 days of the date such conflict arises, apply to the SEC for permission to continue as trustee or resign.

The holders of a majority in aggregate principal amount of the then outstanding New T-Mobile Notes of the applicable series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs.

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of New T-Mobile Notes of the applicable series, unless such holder has offered to the Trustee security and indemnity satisfactory to it against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. Section 1.1 et seq.), as amended from time to time.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors or managing member of the general partner of the partnership;

(3)	with respect to a limited liability company, the manager, managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means, unless otherwise provided by board resolution, officer’s certificate or Supplemental Indenture for a particular series, any day except a Saturday, Sunday, or legal holiday in the City of New York or in any place of payment with respect to the New T-Mobile Notes on which banking institutions are authorized or required by law, regulation or executive order to close.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of an exempted company, shares;

(4)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests, respectively; and

(5)

any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Captive Insurance Subsidiary” means any direct or indirect Subsidiary of the Issuer that bears financial risk or exposure relating to insurance or reinsurance activities (including without limitation the Reinsurance Entity) and any segregated accounts associated with any such Person.

“Cash Equivalents” means:

(1)

United States dollars, pounds sterling, euros, Canadian dollars, Swiss francs, the national currency of any member state of the European Union or any other foreign currencies held by the Issuer and its Subsidiaries from time to time in the ordinary course of business;

(2)

securities issued or directly and fully guaranteed or insured by the government of the United States of America, Canada, the United Kingdom, Switzerland or any country that is a member of the European Union or any agency or instrumentality thereof (provided that the full faith and credit of the United States, Canada, the United Kingdom, Switzerland or the relevant member state of the European Union, as the case may be, is pledged in support of those securities) having maturities of not more than two years from the date of acquisition;

(3)

demand deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million, in the case of U.S. banks, and $100.0 million (or the foreign currency equivalent thereof), in the case of non-U.S. banks;

(4)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from a Rating Agency at the date of acquisition and, in each case, maturing within one year after the date of acquisition;

(6)

securities issued and fully guaranteed by any state, commonwealth or territory of the United States, Canada, any country that is a member of the European Union, the United Kingdom or Switzerland or by any political subdivision or agency or instrumentality of the foregoing, rated at least “A” (or the equivalent thereof) by a Rating Agency at the date of acquisition and having maturities of not more than two years after the date of acquisition;

(7)	auction rate securities rated at least “AA-” or “Aa3” (or the equivalent thereof) by a Rating Agency at the time of purchase and with reset dates of one year or less from the time of purchase;

(8)

investments, classified in accordance with GAAP as current assets of the Issuer or any of its Subsidiaries, in money market funds, mutual funds or investment programs registered under the Investment Company Act of 1940, at least 90% of the portfolios of which constitute investments of the character, quality and maturity described in clauses (1) through (7) of this definition;

(9)	any substantially similar investment to the kinds described in clauses (1) through (7) of this definition rated at least “P-2” by Moody’s or “A-2” by S&P or the equivalent thereof; and

(10)	deposits or payments made to the FCC in connection with the auction or licensing of Governmental Authorizations that are fully refundable.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code.

“Consolidated Net Tangible Assets” means, with respect to any Person, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities, except for (a) notes and loans payable, (b) current maturities of long-term debt and(c) current maturities of obligations under Financing Lease Obligations, and (2) to the extent included in such aggregate amount of assets, all intangible assets, goodwill, trade names, trademarks, patents, organization and development expenses, unamortized debt discount and expenses and deferred charges(other than capitalized unamortized product development costs, such as, without limitation, capitalized hardware and software development costs), determined on a consolidated basis in accordance with GAAP consistently applied, as determined on a pro forma basis for acquisitions, dispositions and Pro Forma Transactions, as of the date of the most recent balance sheet of the Issuer.

“Consolidated Net Worth” means, with respect to any Person, at the date of any determination, the consolidated stockholders’ or owners’ equity of the holders of Capital Stock of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP consistently applied, as determined on a pro forma basis for acquisitions, dispositions and Pro Forma Transactions.

“Consolidated Total Assets” means, with respect to any Person, the consolidated total assets of such Person and its Subsidiaries as set forth on the most recent balance sheet of such Person prepared in accordance with GAAP, as determined on a pro forma basis for acquisitions, dispositions and Pro Forma Transactions.

“Corporate Trust Office of the Trustee” means, solely for purposes of presenting New T-Mobile Notes, Deutsche Bank Trust Company Americas located at 1 Columbus Circle, 4th Floor, Mail Stop NYC01-0417, New York, NY 10019, and, for all other purposes, the office of the Trustee at which any time its corporate trust business will be administered, which at the date hereof is located at 1 Columbus Circle, 4th Floor, Mail Stop NYC01-0417, New York, NY 10019, or such other address as the Trustee may designate from time to time by notice to the holders and the Issuer, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the holders and the Issuer).

“Credit Agreement” means (a) the Amended and Restated Credit Agreement, dated October 17, 2022, by and among the Issuer, the lenders, swingline lenders and L/C issuers party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, together with the related documents thereto (including any term loans and revolving loans thereunder, any guarantees and security documents), as further amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and (b) any agreement (and related document) governing indebtedness which is incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Crown Towers Transaction Agreements” means (i) the Master Agreement, dated as of September 28, 2012 (as the same may be amended, modified or supplemented from time to time) among the Issuer, Crown Castle International Corp., a Delaware corporation, and certain Subsidiaries of the Issuer; and(ii) each of the other transaction documents entered into in connection therewith or contemplated thereby, as they may be amended, modified or supplemented from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Deutsche Telekom” means Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany.

“Domestic Subsidiary” means any Subsidiary of the Issuer that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means any Subsidiary of Parent that is, at any time of determination, (i) not a Wholly-Owned Subsidiary, (ii) an Immaterial Subsidiary, (iii) a Foreign Subsidiary, (iv) a Domestic Subsidiary that is (x) a FSHCO or (y) a direct or indirect Subsidiary of a Foreign Subsidiary that is a CFC, (v) an “Unrestricted Subsidiary” (or the equivalent thereof)under the Credit Agreement, (vi) a not-for-profit Subsidiary, (vii) a Captive Insurance Subsidiary, (viii) a special purpose securitization vehicle (or similar entity), including any Permitted Receivables Financing Subsidiary, any Permitted Spectrum Financing Subsidiary or any Permitted Tower Financing Subsidiary, or any of their respective Subsidiaries, (ix) prohibited from guaranteeing the Obligations by any applicable law (including financial assistance, fraudulent conveyance, preference, thin capitalization or other similar laws or regulations) or by any contractual requirement existing on the date of the Base Indenture or on the date of the acquisition of such Subsidiary or the date such Subsidiary became a “Restricted Subsidiary” or the equivalent thereof under the Credit Agreement (in each case not created in contemplation of such acquisition or of such Restricted Subsidiary becoming such a Restricted Subsidiary)(and for so long as such restriction or any replacement or renewal thereof is in effect), including any requirement to obtain the consent, approval, license or authorization of a Governmental Authority or third party (other than a Note Party or “Restricted Subsidiary” under the Credit Agreement) (unless such consent, approval, license or authorization has been obtained), (x) [reserved], (xi) with respect to which the provision of a guarantee would, in the reasonable good faith determination of the Issuer in consultation with the administrative agent under the Credit Agreement (for so long as the Credit Agreement is outstanding), be expected to result in materially adverse tax or regulatory consequences to the Issuer, Parent or any of their respective Subsidiaries or (xii) with respect to which the Issuer and the administrative agent under the Credit Agreement (for so long as the Credit Agreement is outstanding) reasonably determine the cost or other consequences of providing a guarantee is likely to be excessive in relation to the value to be afforded thereby; provided that, notwithstanding the foregoing, (a) the Issuer may in its sole discretion designate any Excluded Subsidiary as a Subsidiary Guarantor and may, thereafter, re-designate such Subsidiary as an Excluded Subsidiary (so long as such Subsidiary otherwise then qualifies as an Excluded Subsidiary pursuant to any of clauses (i) through (xii) above), upon which re-designation such Subsidiary shall automatically be released from its Note Guarantee.

“Existing ABS Notes” means the 4.910% Class A senior asset-backed notes, the 5.050% Class A senior asset-backed notes, the 4.250% Class A senior asset-backed notes and the 4.740% Class A senior asset-backed notes, each issued by a wholly-owned subsidiary of the Issuer and outstanding as of the Series Issue Date.

“Existing Receivables Financing Subsidiaries” means each of T-Mobile Airtime Funding LLC, T-Mobile Handset Funding LLC, SFE 1, LLC and SFE 2, LLC, together with their successors and assigns and any Subsidiary of the foregoing.

“Existing Sprint Spectrum Financing Documents” means the Existing Sprint Spectrum-Backed Notes, the Existing Sprint Spectrum Indenture, the Spectrum Performance Agreement, the Intra-Company Spectrum Lease

Agreement, dated as of October 27, 2016, among certain of the Existing Sprint Spectrum Note Entities, Sprint Communications, and the other parties thereto, each “Transaction Document” (as defined in the Existing Sprint Spectrum Indenture) and each other document related thereto, in each case as amended, supplemented or otherwise modified from time to time.

“Existing Sprint Spectrum Indenture” means the Indenture, dated as of October 27, 2016, by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC, and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time, including as supplemented with respect to each series of Existing Sprint Spectrum-Backed Notes.

“Existing Sprint Spectrum Issuers” means Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC, and their successors and assigns.

“Existing Sprint Spectrum Note Entities” means, collectively, each of Sprint Spectrum Depositor LLC, Sprint Spectrum Depositor II LLC, Sprint Spectrum Depositor III LLC, Sprint Intermediate HoldCo LLC, Sprint Intermediate HoldCo II LLC, Sprint Intermediate HoldCo III LLC, Sprint Spectrum PledgeCo LLC, Sprint Spectrum PledgeCo II LLC, Sprint Spectrum PledgeCo III LLC, Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC, Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC and Sprint Spectrum License Holder III LLC, their successors and assigns and any Subsidiary of the foregoing.

“Existing Sprint Spectrum-Backed Notes” means the Existing Sprint Spectrum Issuers’ Series 2018-1 4.738% Senior Secured Notes, Class A-1, Series 2018-1 5.152% Senior Secured Notes, Class A-2, Series 2016-1 3.360% Senior Secured Notes, Class A-1 (the amount remaining outstanding under which was repaid in full on August 20, 2021), and any other note or series of notes issued under the Existing Sprint Spectrum Indenture from time to time.

“Existing Sprint Unsecured Notes” means the notes issued under the Sprint Capital Corporation Indenture and the Sprint Indenture and outstanding as of the Series Issue Date.

“Existing T-Mobile Unsecured Notes” means the notes issued under the T-Mobile 2013 Indenture, T-Mobile 2020 Indenture and T-Mobile 2022 Indenture and outstanding as of the Series Issue Date.

“Fair Market Value” means the value that would be paid by a buyer to an unaffiliated seller, determined in good faith by the Issuer’s Board of Directors or a senior officer of the Issuer, which determination shall be conclusive.

“FCC” means the United States Federal Communications Commission and any successor agency that is responsible for regulating the United States telecommunications industry.

“FCC Licenses” means all licenses or permits now or hereafter issued by the FCC.

“Financing Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a financing lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet prepared in accordance with GAAP.

“Fitch” means Fitch Ratings, Inc. and its successors.

“Foreign Subsidiary” means any Subsidiary of Parent other than a Subsidiary organized under the laws of the United States or any state of the United States or the District of Columbia.

“FSHCO” means any Subsidiary of Parent that owns no material assets (directly or through Subsidiaries) other than Equity Interests (or Equity Interests and Indebtedness) in one or more Foreign Subsidiaries that are CFCs.

“GAAP” means generally accepted accounting principles as in effect on the date of any calculation or determination required under the New T-Mobile Notes of the applicable series or the Indenture. Notwithstanding the foregoing, at any time, (i) the Issuer may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP or parts of the Accounting Standards Codification or “ASC” shall thereafter be construed to mean IFRS (except as otherwise provided in the Indenture) and (ii) the Issuer, on any date, may elect to establish that GAAP shall mean GAAP as in effect on such date; provided that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the holders of outstanding New T-Mobile Notes.

“Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any other agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent, permission, consent order or consent decree of or from any Governmental Authority, including but not limited to FCC Licenses.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise); provided, however, that the term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary indemnity obligations in effect on the date of the Base Indenture or entered into in connection with any acquisition or disposition permitted under the Indenture (other than such obligations with respect to Indebtedness). The amount of any Guarantee of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation (or portion thereof) in respect of which such Guarantee is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Issuer in good faith.

“Guarantor” means, with respect to the New T-Mobile Notes of any series, any Person who has guaranteed the obligations of the Issuer under the Indenture until released from its Note Guarantee pursuant to the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices, and any guarantee in respect thereof.

“IFRS” means the international accounting standards promulgated by the International Accounting Standards Board and its predecessors and successors, as adopted by the European Union, as in effect from time to time.

“Immaterial Subsidiary” means any Subsidiary of the Issuer that at any time has Consolidated Total Assets accounting for less than 2.50% of the Issuer’s Consolidated Total Assets; provided that the aggregate Consolidated Total Assets of all Immaterial Subsidiaries shall not at any time exceed 5.00% of the Issuer’s Consolidated Total Assets.

“incur” means create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise. The term “incurrence” has a correlative meaning.

“Indebtedness” means, with respect to any specified Person, without duplication,

(a)	any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Financing Lease Obligations;

(5)

representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable or escrow for obligations, including indemnity obligations; or

(6)	representing any Hedging Obligations; and

(b)	any financial liabilities recorded in respect of the upfront proceeds received in connection with Permitted Tower Financing;

in each case, if and only to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, the following shall not constitute Indebtedness: (1) accrued expenses and trade accounts payable arising in the ordinary course of business; (2) any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust, escrow or account created or pledged for the sole benefit of the holders of such indebtedness, and in accordance with the other applicable terms of the instrument governing such indebtedness; (3) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; (4) any obligation arising from any agreement providing for indemnities, Guarantees, escrows, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than Guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets; (5) Standard Securitization Undertakings and obligations incurred by a Permitted Receivables Financing Subsidiary in a Permitted Receivables Financing that is not recourse to Parent, the Issuer or any of the “Restricted Subsidiaries” under the Credit Agreement other than (A) one or more Permitted Receivables Financing Subsidiaries and (B) pursuant to Standard Securitization Undertakings; (6) accruals for payroll and other liabilities accrued in the ordinary course of business; (7) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the seller; (8) all intercompany liabilities among the Issuer and/or the Subsidiaries having a term not exceeding 364 days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business and (9) any operating lease that must be recognized on the balance sheet of such Person as a lease liability and right-of-use asset in accordance with the Financial Accounting Standards Board Update No. 2016-02, dated February 2016 (Leases (Topic 842)), which adopts Accounting Standards Codification 842.

The amount of any Indebtedness outstanding as of any date will be:

(a)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(b)	in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such obligations that would be payable (giving effect to netting) by such Person at such time;

(c)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(d)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(i)	the Fair Market Value of such assets at the date of determination; and

(ii)	the amount of the Indebtedness of the other Person.

“Indebtedness for Borrowed Money” means, with respect to any specified Person, without duplication, the Indebtedness described in clauses (a)(1)and (a)(2) of the definition of “Indebtedness.”

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including affiliates) in the forms of loans (including Guarantees), advances (excluding commission, travel, entertainment, drawing accounts and similar advances to directors, officers and employees made in the ordinary course of business and excluding the purchase of assets, equipment, property or accounts receivables created or acquired in the ordinary course of business) or capital contributions, and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities. If the Issuer or any of its Wholly-Owned Subsidiaries that are “Restricted Subsidiaries” under the Credit Agreement sells or otherwise disposes of any Capital Stock of any direct or indirect Wholly-Owned Subsidiary that is a “Restricted Subsidiary” under the Credit Agreement such that, after giving effect to any such sale or disposition, such Person is no longer a “Restricted Subsidiary” under the Credit Agreement, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such “Restricted Subsidiary” under the Credit Agreement. Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the effective date of the Supplemental Indenture pursuant to which the first series of New T-Mobile Notes is issued under the Base Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement and any lease in the nature thereof; provided that in no event shall an operating lease in and of itself constitute a Lien.

“Material Subsidiary” means any Person that is a Domestic Subsidiary if, as of the date of the most recent balance sheet of the Issuer, the aggregate amount of securities of, loans and advances to, and other investments in, such Person held by the Issuer and its Subsidiaries exceeded 10% of the Issuer’s Consolidated Net Worth, provided that any Subsidiary that is at any time designated as an “Unrestricted Subsidiary” (or the equivalent thereof) under the Credit Agreement shall not constitute a “Material Subsidiary” for any purpose hereof.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Note Guarantee” means, with respect to the New T-Mobile Notes of any series, the Guarantee by each Guarantor of obligations of the Issuer with respect to the New T-Mobile Notes of such series under the Indenture and under the New T-Mobile Notes of such series.

“Note Parties” means, collectively, the Issuer and the Guarantors.

“Notes Documents” means the Indenture, the New T-Mobile Notes, the Note Guarantees and any other agreements or documents entered into in connection with the New T-Mobile Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, cash collateral obligations, damages and other liabilities payable under the documentation governing any Indebtedness (including, without limitation, interest, fees or expenses which accrue after the commencement of any bankruptcy case or proceeding, whether or not allowed or allowable as a claim in any such case or proceeding).

“Permitted Acquisition” means:

(1)	any Investment by the Issuer or any Subsidiary of the Issuer in a Person, if as a result of such Investment:

(i)	such Person becomes a Subsidiary of the Issuer; or

(ii)

such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets or any division or business unit to, or is liquidated into, the Issuer or a Subsidiary of the Issuer; and

(2)	acquisitions of spectrum licenses.

“Permitted Liens” means:

(1)	Liens with respect to Obligations that do not exceed 15% of Consolidated Net Tangible Assets;

(2)	with respect to any Series of New T-Mobile Notes, Liens existing on the Series Issue Date;

(3)

Liens on property of, or on any Capital Stock of, a Person existing at the time such Person becomes a Subsidiary of Issuer or is merged with or into or consolidated with the Issuer or any Subsidiary of the Issuer;

(4)	Liens in favor of the Issuer, any Guarantor or any Domestic Subsidiary;

(5)

Liens in favor of the United States of America, any State thereof, any foreign country or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(6)

Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Subsidiary of the Issuer(including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price or construction or improvement cost thereof or to secure any Indebtedness incurred prior to, at the time of, or within 12 months after the later of the acquisition of such property or the completion of any such construction or improvement for the purpose of financing all or any part of the purchase price or construction or improvement cost thereof; and

(7)

Liens to secure any modification, refinancing, refunding, restatement, exchange, extension, renewal or replacement (or successive refinancing, refunding, restatement, exchange, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien included or incorporated by reference in this definition of “Permitted Liens” (including any accrued but unpaid interest thereon and any dividend, premium (including tender premiums), defeasance costs, underwriting discounts and any fees, costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such modification, refinancing, refunding, restatement, exchange, extension, renewal or replacement); provided, however, that:

(a)

the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property and assets and proceeds or distributions of such property and assets and improvements and accessions thereto); and

(b)

the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and (y) an amount necessary to pay accrued and unpaid interest, any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

“Permitted Receivables Financing” means any Receivables Financing of a Permitted Receivables Financing Subsidiary the terms of which (including financing terms, covenants, termination events and other provisions) (a) have been negotiated at arm’s length and (b) are, in the good faith determination of the Issuer’s Board of Directors or a senior financial officer of the Issuer, which determination shall be conclusive, in the aggregate economically fair and reasonable to the Issuer and its Subsidiaries.

“Permitted Receivables Financing Assets” means financial assets, including accounts receivable, chattel paper and other payment rights, and related assets (including contract rights and insurance payments), and the proceeds thereof.

“Permitted Receivables Financing Subsidiary” means, collectively, (i) each Existing Receivables Financing Subsidiary, (ii) each other Wholly-Owned Subsidiary of the Issuer that engages in no material activities other than in connection with Permitted Receivables Financings and any business or activities incidental or related to such business and (iii) any other Person formed for the purposes of engaging in a Permitted Receivables Financing in which the Issuer or any of its Subsidiaries makes an Investment and to which the Issuer or any of its Subsidiaries transfers Permitted Receivables Financing Assets that engages in no material activities other than in connection with Permitted Receivables Financings, and any business or activities incidental or related to such business, and in the case of clause (ii) or (iii) above which is designated by the Board of Directors of the Issuer (as provided below) as a Permitted Receivables Financing Subsidiary and in each case (a) no portion of the Indebtedness (contingent or otherwise) of which (i) is guaranteed by Parent, the Issuer or any of their Subsidiaries, other than another Permitted Receivables Financing Subsidiary or (to the extent that it might be deemed a guaranty)pursuant to Standard Securitization Undertakings, or (ii) is recourse to or obligates Parent, the Issuer or any of their Subsidiaries, other than another Permitted Receivables Financing Subsidiary, in any way other than pursuant to Standard Securitization Undertakings, (b) to which none of Parent, the Issuer or any of their Subsidiaries, other than another Permitted Receivables Financing Subsidiary, has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by delivery to the Trustee of a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and a certificate executed by a Responsible Officer certifying that such designation complied with the foregoing conditions.

“Permitted Spectrum Financing” means the transactions contemplated by the Existing Sprint Spectrum Financing Documents, including the issuance of any Existing Sprint Spectrum-Backed Notes.

“Permitted Spectrum Financing Subsidiary” means, collectively, (i) the Existing Sprint Spectrum Note Entities and (ii) any future special purpose vehicle Subsidiaries of the Issuer (including any “Depositors” and “Intermediate HoldCos”) formed as part of and for the purpose of consummating a future transaction similar to the Permitted Spectrum Financing, together with their successors and assigns and any Subsidiary thereof.

“Permitted Tower Financing” means the transactions contemplated by the Towers Transactions Agreements.

“Permitted Tower Financing Subsidiary” means any financing subsidiary formed in connection with a Permitted Tower Financing.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Phoenix Towers Transaction Agreements” means (i) the Purchase and Sale Agreement, dated as of July 30, 2015 (as the same may be amended, modified, or supplemented from time to time), among the Issuer, certain Subsidiaries of the Issuer, PTI US Acquisitions, LLC, and each sale site subsidiary party thereto; (ii) the Purchase and Sale Agreement (PR Sale Sites), dated as of October 28, 2015 (as the same may be amended, modified, or supplemented from time to time), among the Issuer, certain Subsidiaries of the Issuer, PTI US Acquisitions, LLC, and each sale site subsidiary party thereto; and (iii) each of the other transaction documents entered into in connection therewith or contemplated thereby, as they may be amended, modified or supplemented from time to time.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or payments upon liquidation.

“Principal Property” means the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office and the equipment located thereon which (a) is owned by the Issuer or any of its Subsidiaries; (b) has not been determined in good faith by the Board of Directors of the Issuer not to be materially important to the total business conducted by Issuer and its Subsidiaries taken as a whole; and (c) has a net book value on the date as of which the determination is being made in excess of 1.0% of Consolidated Net Tangible Assets as most recently determined on or prior to such date (including, for purposes of such calculation, the land, land improvements, buildings and such fixtures comprising such office).

“Pro Forma Transactions” means, (x) any incurrence or repayment of Indebtedness (other than working capital or Indebtedness incurred in the ordinary course of business), any Investment that results in a Person becoming a Subsidiary of the Issuer, any Permitted Acquisition or disposition that results in a Subsidiary ceasing to be a Subsidiary or any Investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person or any disposition of a business unit, line of business or division of the Issuer or any Subsidiary of the Issuer, in each case whether by merger, consolidation, amalgamation or otherwise and in each case under this clause (x) with a Fair Market Value in excess of $25,000,000 and(y) any restructuring or cost saving, operational change or business rationalization initiative or other initiative.

“Q1 ABS Notes Issuance” means the issuance by a subsidiary of the Issuer on February 27, 2025 of $500 million of 4.740% Class A senior asset-backed notes.

“Q1 ECA Facility Drawdown” means the draw down by the Issuer on March 17, 2025 of the full $1.0 billion available under the January 31, 2025 credit agreement among T-Mobile USA and certain financial institutions, backed by an Export Credit Agency.

“Q1 Senior Notes Issuances” means, collectively, the Issuer’s issuance on February 11, 2025 of (a) €1.0 billion in aggregate principal amount of its 3.150% Senior Notes due 2032, (b) €1.0 billion in aggregate principal amount of its 3.500% Senior Notes due 2037 and (c) €750 million in aggregate principal amount of its 3.800% Senior Notes due 2045 and the Issuer’s issuance on March 27, 2025 of (a) $1.25 billion in aggregate principal amount of its 5.125% Senior Notes due 2032, (b) $1.0 billion in aggregate principal amount of its 5.300% Senior Notes due 2035 and (c) $1.25 billion in aggregate principal amount of its 5.875% Senior Notes due 2055.

“Rating Agency” means each of Moody’s, S&P, Fitch and, if any of Moody’s, S&P or Fitch ceases to exist or ceases to rate the New T-Mobile Notes of the applicable series for reasons outside of the control of the Issuer, any other “nationally recognized statistical rating organization” as such term is defined under Section 3(a)(62) of the Exchange Act selected by the Issuer as a replacement agency.

“Receivables Financing” means any transaction or series of transactions that may be entered into by Parent, the Issuer or any Subsidiary pursuant to which Parent, the Issuer or any Subsidiary of the Issuer may sell, convey or otherwise transfer to (a) a Permitted Receivables Financing Subsidiary (in the case of a transfer by Parent, the Issuer or any Subsidiary of the Issuer) or (b) any other Person (in the case of a transfer by a Permitted Receivables Financing Subsidiary), or a Permitted Receivables Financing Subsidiary may grant a security interest in, any Permitted Receivables Financing Assets of Parent, the Issuer or any Subsidiary of the Issuer.

“Refinancing” or “Refinance” shall mean, with respect to any Indebtedness, any other Indebtedness issued as part of a refinancing, extension, renewal, defeasance, discharge, amendment, restatement, modification, supplement, substitution, restructuring, replacement, exchange, refunding or repayment thereof.

“Reinsurance Entity” means TMUS Assurance Corporation, a Hawaii corporation, and any successor thereto.

“Responsible Officer” means, (i) when used with respect to the Trustee, any officer within the Corporate Trust Office of the Trustee (or any successor group thereto) or any other officer of the Trustee (or any successor group thereto) who customarily performs functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who has responsibility for the administration of the Indenture and (ii) as to any other Person, the chief executive officer, president, chief financial officer, chief accounting officer, treasurer or director of such Person, but in any event, with respect to financial matters, the chief financial officer, chief accounting officer, treasurer or director of such Person. Unless otherwise qualified or the context otherwise requires, all references to a “Responsible Officer” mean a Responsible Officer of the Issuer.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of S&P Global Inc., and its successors.

“Series Issue Date” means the date on which the New T-Mobile Notes are initially issued.

“Significant Subsidiary” means, with respect to any specified Person, any Subsidiary of such Person that as of the end of the most recent fiscal quarter for which financial statements are available, would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date, of such Person.

“Spectrum” means frequencies of electromagnetic spectrum used to provide fixed or mobile communications services as licensed or authorized by the FCC.

“Spectrum Performance Agreement” means the SCI Payment and Performance Undertaking Agreement, dated as of October 27, 2016, between Sprint Communications, Sprint, the other grantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (as amended from time to time).

“Sprint” means Sprint LLC, formerly known as Sprint Corporation.

“Sprint Capital Corporation Indenture” means that certain Indenture, dated as of October 1, 1998, by Sprint Capital Corporation, Sprint and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.), as trustee, as amended, supplemented or otherwise modified from time to time.

“Sprint Communications” means Sprint Communications LLC, formerly known as Sprint Communications, Inc.

“Sprint Indenture” means that certain Senior Notes Indenture, dated as of September 11, 2013, between Sprint and the Bank of New York Mellon Trust Company, N.A., as trustee, as amended, supplemented or otherwise modified from time to time.

“Sprint Towers Transaction Agreements” means (i) the towers transactions agreements entered into prior to the Issue Date by Sprint and its affiliates and (ii) each of the other transaction documents entered into in connection therewith or contemplated thereby, as they may be amended, modified or supplemented from time to time.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities (including repurchase obligations in the event of a breach of representation and warranty) made or provided, and limited recourse guarantees, performance guarantees and servicing obligations undertaken, by the Issuer or any of its Subsidiaries in connection with a Permitted Receivables Financing, a Permitted Spectrum Financing or a Permitted Tower Financing of a character appropriate for the assets being securitized and which have been negotiated at arm’s length with an unaffiliated third party.

For the avoidance of doubt, the undertakings included in the Existing Sprint Spectrum Financing Documents (and substantially similar undertakings to the foregoing in any similar arrangements) constitute Standard Securitization Undertakings.

“Subsidiary” means, with respect to any specified Person:

(1)

any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)

any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantors” means, collectively, the Guarantors that are Subsidiaries of the Issuer.

“T-Mobile 2013 Indenture” means the Indenture, dated as of April 28, 2013, among the Issuer, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“T-Mobile 2020 Indenture” means the Indenture, dated as of April 9, 2020, among the Issuer, Parent, the guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“T-Mobile 2022 Indenture” means the Indenture, dated as of September 15, 2022, among the Issuer, Parent, the guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“Tower Obligations” means long-term financial obligations in the amount of the net proceeds received and recognized interest on the obligations pursuant to the Towers Transactions Agreements.

“Towers Transactions Agreements” means the Crown Towers Transaction Agreements, the Phoenix Towers Transaction Agreements and the Sprint Towers Transaction Agreements.

“Wholly-Owned Subsidiary” of any specified Person means a Subsidiary of such Person, all of the outstanding Capital Stock or other ownership interests of which (other than (a) directors’ qualifying shares and (b) nominal shares issued to foreign nationals to the extent required by applicable legal requirements) is owned by such Person directly or through one or more Wholly-Owned Subsidiaries of such Person. Except if expressly otherwise specified, Wholly-Owned Subsidiary means a Wholly-Owned Subsidiary of the Issuer.

BOOK-ENTRY SYSTEM; DELIVERY AND FORM

Book-Entry, Delivery and Form

The New T-Mobile Notes of each series will be deposited with the Trustee on behalf of The Depository Trust Company (“DTC”), in the form of one or more global notes (the “Global Notes”). The New T-Mobile Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee) or such other name as may be requested by an authorized representative of DTC. So long as DTC or its nominee is the registered owner of a Global Note, DTC or that nominee will be considered the sole owner or holder of the New T-Mobile Notes represented by that Global Note for all purposes under the indenture governing the New T-Mobile Notes and under the New T-Mobile Notes of the applicable series. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by that Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the indenture or under the New T-Mobile Notes of the applicable series for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if that holder is not a direct participant in DTC, on the procedures of the participant through which that holder owns its interest, to receive any payments on or a New T-Mobile Note or to exercise any rights of a holder of New T-Mobile Notes under the indenture or the Global Note.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of New T-Mobile Notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”)), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuer takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including, potentially, the dealer managers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the Global Notes; and

(2)

ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

As long as DTC is the depositary for the New T-Mobile Notes of the relevant series, you may hold interests in the New T-Mobile Notes of such series through participants in DTC, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on DTC’s books. The Trustee has no liability or responsibility for the action or inaction of DTC or any other depositary. Payments, deliveries, transfers, exchanges, notices and other matters relating to the New T-Mobile Notes made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on the one hand, and other participants in DTC, on the other hand, would also be subject to the rules and procedures of DTC.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time-zone differences, U.S. investors who hold their interests in the New T-Mobile Notes through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Except as described below, beneficial owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of New T-Mobile Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indentures governing the New T-Mobile Notes for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indentures governing the New T-Mobile Notes. Under the terms of the indentures governing the New T-Mobile Notes, the Issuer and the Trustee will treat the persons in whose names the New T-Mobile Notes, including the Global Notes, are registered as the owners of such Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer or the Trustee, nor any agent of the Issuer or the Trustee, has or will have any responsibility or liability for:

(1)

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the New T-Mobile Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of New T-Mobile Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee nor any of their respective agents will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the New T-Mobile Notes, and the Issuer, the Trustee and their respective agents may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of New T-Mobile Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the New T-Mobile Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the New T-Mobile Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Subject to compliance with the transfer restrictions applicable to the New T-Mobile Notes described herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants in DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuer nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)

DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuer fails to appoint a successor depositary within 90 days after receiving such notice or becoming aware that DTC is no longer so registered;

(2)	the Issuer, at its option, notifies the Trustee in writing that the Issuer elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing an event of default with respect to the New T-Mobile Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Under the terms of the indentures governing the New T-Mobile Notes, the Issuer and the Trustee will treat the persons in whose names any Certificated Notes are registered as the owners of such Certificated Notes for the purpose of receiving payments and for all other purposes.

Unless and until we issue the New T-Mobile Notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the New T-Mobile Notes; (2) all references in this prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the New T-Mobile Notes, for distribution to you in accordance with its policies and procedures.

Same Day Settlement and Payment

The Issuer will make payments in respect of the New T-Mobile Notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Issuer will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the registered holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

The New T-Mobile Notes represented by the Global Notes are expected to be made eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations with respect to the exchange offers and consent solicitations, the adoption of the proposed amendments, and the ownership and disposition of New T-Mobile Notes, that may be relevant to a holder of an Old USCC Note and/or New T-Mobile Note. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, other official administrative pronouncements and judicial decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. This summary addresses only Old USCC Notes and if applicable, New T-Mobile Notes received pursuant to the exchange offers, that are held as capital assets for U.S. federal income tax purposes. Furthermore, the discussion of the New T-Mobile Notes in this summary is addressed only to holders of New T-Mobile Notes that obtain their New T-Mobile Notes pursuant to the exchange offers. This discussion is not a comprehensive discussion of all the U.S. federal income tax consequences that may be relevant to holders subject to special tax rules, such as banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities electing to mark to market, persons holding Old USCC Notes or New T-Mobile Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or other pass-through entities for U.S. federal income tax purposes or the partners or members therein, U.S. expatriates, “controlled foreign corporations” and “passive foreign investment companies,” or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar.

This summary addresses only U.S. federal income tax consequences, and does not address consequences arising under U.S. federal tax laws other than income tax laws (e.g., estate or gift tax laws), state, local, or non-U.S. tax laws or the alternative minimum tax, the Medicare tax on net investment income or special timing rules prescribed under section 451(b) of the Code or other aspects of U.S. federal taxation that may be relevant to a particular holder of Old USCC Notes or New T-Mobile Notes. A holder of Old USCC Notes should consult its tax advisor in determining the tax consequences to it of the exchange offers and consent solicitations, the adoption of the proposed amendments, and the ownership and disposition of New T-Mobile Notes, as well as the application to its particular situation of the U.S. federal income tax considerations discussed below.

For purposes of this discussion, a U.S. holder means a beneficial owner of Old USCC Notes, or New T-Mobile Notes received in exchange therefor, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized under the laws of the United States, any of its states or the District of Columbia,

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A Non-U.S. holder means a beneficial owner of Old USCC Notes, or New T-Mobile Notes received in exchange therefor, that is not an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes and is not a U.S. holder.

Tax Consequences to Exchanging U.S. Holders

The U.S. federal income tax consequences of the exchange offers for U.S. holders of Old USCC Notes will depend on whether the exchange of Old USCC Notes for New T-Mobile Notes is treated as a “Significant Modification,” as defined below.

Significant Modification

The exchange of a debt instrument for a new debt instrument constitutes a disposition for U.S. federal income tax purposes if the newly issued debt instrument differs materially either in kind or in extent from the original debt instrument (a “Significant Modification”). A modification or exchange of a debt instrument that is not a Significant Modification is not a disposition for U.S. federal income tax purposes.

The exchange of a debt instrument for a new debt instrument is a Significant Modification if, based on all the facts and circumstances and taking into account all modifications of the original debt instrument collectively (other than modifications that are subject to special rules), the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” Under applicable regulations, a change in the obligor of a recourse debt instrument is treated as a Significant Modification unless certain exceptions apply. Because the exchange offers will result in a change in obligor of the Old USCC Notes, if none of the enumerated exceptions apply, the exchange should be treated as a Significant Modification and thus a taxable exchange for U.S. federal income tax purposes. We intend to take the position, and the remainder of this discussion assumes, that none of the enumerated exceptions for a change in obligor will apply and that the exchange of an Old USCC Note for a New T-Mobile Note pursuant to the exchange offers will be a taxable disposition of the Old USCC Note. Each U.S. holder should consult its tax advisors regarding the U.S. federal income tax treatment of the exchange offers.

A U.S. holder generally will recognize gain or loss on the exchange of an Old USCC Note for a New T-Mobile Note equal to the excess, if any, of (i) the U.S. holder’s amount realized, over (ii) the U.S. holder’s adjusted tax basis in the Old USCC Note surrendered in the exchange. The amount realized by a U.S. holder in the exchange will equal (a) the issue price of the New T-Mobile Note the U.S. holder receives in the exchange (determined in the manner described below under “– Tax Consequences to U.S. Holders of Holding and Disposing of the New T-Mobile Notes – Issue Price of the New T-Mobile Notes”), plus (b) any cash received by the U.S. holder (including the cash rounding amounts and, subject to the discussion below under “—The Early Participation Premium and the Early Consent Fee,” the Early Consent Fee (in the case of both (a) and (b), except for any portion attributable to pre-issuance accrued interest (as described below), which will be taxed as described below under “—Accrued Interest”)). A U.S. holder’s adjusted tax basis in an Old USCC Note generally will equal such holder’s cost for the Old USCC Note, increased by any market discount previously included in income by the holder with respect to such Old USCC Note and reduced (but not below zero) by any bond premium that such holder has amortized with respect to such Old USCC Note.

Subject to the market discount rules discussed below, any such gain or loss recognized generally will be long-term capital gain or loss if, at the time of the exchange, the holding period for the Old USCC Note is greater than one year. The net amount of long-term capital gain recognized by certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s initial tax basis in the New T-Mobile Note received pursuant to the exchange generally will equal the issue price of such New T-Mobile Note (as described below under “—Tax Consequences to U.S. Holders of Holding and Disposing of New T-Mobile Notes—Issue Price of the New T-Mobile Notes”). A U.S. holder’s holding period for the New T-Mobile Notes will commence on the day after the Settlement Date.

An Old USCC Note generally will be treated as having been purchased at a market discount if the U.S. holder purchased the Old USCC Note other than in the initial offering and such U.S. holder’s initial tax basis in such Old USCC Note was less than the stated principal amount of such Old USCC Note by at least 0.25% of the Old

USCC Note’s stated principal amount multiplied by the complete years from the date the note was acquired by the U.S. holder to the Old USCC Note’s maturity. Market discount accrues on a straight line basis, unless such U.S. holder elected to accrue the market discount on a constant yield basis. In the case of a U.S. holder that purchased an Old USCC Note with market discount and has not elected to include the market discount in income on a current basis, any gain recognized by the U.S. holder will be taxed as ordinary income to the extent of the market discount that has accrued at the time when the Old USCC Note is exchanged.

U.S. holders should consult their tax advisors as to the application of these rules to the exchange offers.

Accrued Interest

As discussed above, no cash payment in respect of accrued but unpaid interest on Old USCC Notes (the “pre-issuance accrued interest”) will be paid with respect to Old USCC Notes tendered for exchange. Instead, interest on the applicable New T-Mobile Note will accrue from and including the most recent interest payment date of the Old USCC Note exchanged therefor. While not free from doubt, we intend to take the position that a portion of the first interest payment on the applicable New T-Mobile Note attributable to the pre-issuance accrued interest should be taxable as ordinary income at the time of the exchange, to the extent not previously included income.

The Early Participation Premium and The Early Consent Fee

While the U.S. federal income tax treatment of the Early Participation Premium and the Early Consent Fee is unclear, we intend to take the position, and this discussion assumes, that the receipt by a U.S. holder of the Early Participation Premium and the Early Consent Fee should be treated as additional consideration received in the exchange (which would be treated in the manner described above). Alternatively, the Early Participation Premium or the Early Consent Fee could be treated as a separate fee, taxable as ordinary income. There can be no assurance, however, that the IRS will not take a contrary position or that a court will not agree with such contrary position. U.S. holders should consult their tax advisors regarding the U.S. federal income tax treatment of the receipt of the Early Participation Premium and the Early Consent Fee.

Tax Consequences to U.S. Holders of Holding and Disposing of New T-Mobile Notes

Classification of the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial, or administrative authority that directly addresses the U.S. federal income tax treatment of securities identical to the New 2069 Notes, the New March 2070 Notes and the New June 2070 Notes. Although the matter is not free from doubt, we believe the New T-Mobile Notes will be treated as indebtedness for U.S. federal income tax purposes. This conclusion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with our conclusion. No ruling is being sought from the IRS on any of the issues discussed herein. If the IRS were to argue successfully that the New 2069 Notes, the New March 2070 Notes or the New June 2070 Notes should be treated as equity rather than debt, the U.S. federal income tax consequences of an investment in the New 2069 Notes, the New March 2070 Notes or the New June 2070 Notes may be adversely affected. U.S. holders should consult their own tax advisor regarding the tax consequences if the New 2069 Notes, the New March 2070 Notes or the New June 2070 Notes were to be treated as equity rather than debt for U.S. federal income tax purposes.

We will treat, and each holder and beneficial owner of a New T-Mobile Note, by acquiring or holding an interest in a New T-Mobile Note, will agree to treat, the New T-Mobile Note as our indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment.

Issue Price of the New T-Mobile Notes

The issue price of the applicable series of the New T-Mobile Notes generally will be the fair market value of the applicable series on the Settlement Date if such series of the New T-Mobile Notes is “traded on an established market.” Debt instruments are considered to be traded on an established market if, at any time during the 31-day period ending 15 days after the date of the deemed exchange there is a sales price for the debt instrument or there are one or more firm or indicative quotes for the debt instrument. We expect that the New T-Mobile Notes will be treated as traded on an established market, and, accordingly, that the issue price of a New T-Mobile Note will generally equal its fair market value on the Settlement Date. While not free from doubt, in this case, a portion the such fair market value on the Settlement Date will be attributable to pre-issuance accrued interest, and we believe that the issue price of a New T-Mobile Note will equal its fair market value determined net of the amount of the pre-issuance accrued interest.

Within 90 days of the Settlement Date, we will make available our determination of the issue price for each series of New T-Mobile Notes on our website, www.t-mobile.com. Our determination of the issue price is binding on a holder unless such holder properly discloses a different position to the IRS on a timely filed U.S. federal income tax return for the year of the exchange of the Old USCC Notes for the New T-Mobile Notes.

Stated Interest

Payments of stated interest will be taxable to a U.S. holder as ordinary income at the time it accrues or is actually or constructively received, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes, except for the portion of the first payment of interest on the New T-Mobile Notes that is attributable to pre-issuance accrued interest, which should be excluded from income.

Original Issue Discount

If the stated principal amount of a New T-Mobile Note exceeds its issue price (determined as described above under “—Issue Price of the New T-Mobile Notes”) by at least the product of one-fourth of one percent (0.25 percent) of its stated principal amount multiplied by the number of full years to its maturity, the New T-Mobile Note would be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to such excess. U.S. holders generally must include the OID in income (as ordinary income) as the OID accrues (on a constant yield basis), in advance of receipt of the cash payments to which such OID is attributable, regardless of such holder’s regular method of accounting for U.S. federal income tax purposes. For purposes of this discussion, we will refer to a New T-Mobile Note issued with OID as an “Original Issue Discount Note.”

The amount of OID includible in income by a U.S. holder with respect to a taxable year is the sum of the “daily portions” of OID with respect the Original Issue Discount Note for all days during such taxable year that the U.S. holder owns the Original Issue Discount Note. The daily portions of OID on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on an Original Issue Discount Note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Note at the beginning of the accrual period by its yield to maturity (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of stated interest allocable to that accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “yield to maturity” of an Original Issue Discount Note is the discount rate that causes the present value of all payments on the Original Issue Discount Note as of its issue date to equal the issue price of the Original Issue Discount Note. The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods. As a result of this “constant yield” method of including OID in income, the amounts includible in income by a U.S. holder in respect of an Original Issue Discount Note generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

Amortizable Bond Premium

If the issue price of a New T-Mobile Note is higher than its stated principal amount, such note will be considered to have been issued at a premium, equal to the excess of its issue price over its stated principal amount. A U.S. holder of such New T-Mobile Note generally may elect to amortize the bond premium as an offset to stated interest income in respect of such New T-Mobile Note, using a constant yield method, over the remaining term of the New T-Mobile Note. However, because the New 2033 Notes may be redeemed by us prior to maturity at a premium under certain circumstances, special rules may apply to reduce, eliminate or defer the amount of premium that a U.S. holder may amortize with respect to a New 2033 Note. A U.S. holder that elects to amortize such bond premium must reduce its tax basis in the New T-Mobile Note by the amount of the bond premium amortized during its holding period. Such election, once made, generally applies to all taxable debt instruments held or subsequently acquired by the U.S. holder on or after the first taxable year for which the election applies and may not be revoked without the consent of the IRS.

With respect to a U.S. holder that does not elect to amortize bond premium, the amount of bond premium will be included in the U.S. holder’s tax basis when the New T-Mobile Note matures or is disposed of by the U.S. holder.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of New T-Mobile Notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a New T-Mobile Note, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the disposition (less any amounts attributable to accrued but unpaid stated interest, which will be subject to tax as stated interest as described above under “—Stated Interest”) and the holder’s adjusted tax basis in the New T-Mobile Note at the time of the disposition. A U.S. holder’s adjusted tax basis in a New T-Mobile Note generally will equal the U.S. holder’s initial tax basis in the New T-Mobile Note, increased by the amount (if any) of OID included in income by the holder and reduced (but not below zero) by amortized premium (if any) (each as described above). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the New T-Mobile Note exceeded one year at the time of the disposition. Non-corporate U.S. holders (including individuals) generally may be eligible for preferential rates. The deduction of capital losses is subject to limitations.

Tax Consequences to Exchanging Non-U.S. Holders

The Exchange Offers

Subject to the discussions above under “Tax Consequences to Exchanging U.S. Holders—The Early Participation Premium and the Early Consent Fee” and below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” a Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized through the exchange offers, unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, in which case, unless an applicable income tax treaty provides otherwise, such gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the Non-U.S. holder were a U.S. holder; or

•

if the Non-U.S. holder is an individual and is present in the United States for 183 or more days during the taxable year in which the gain is recognized and certain other conditions are met, in which case the gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable treaty), which may be offset by U.S.-source capital losses, provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A corporate Non-U.S. holder described in the first bullet point above may also be subject to a branch profits tax at a 30% rate (or lower applicable income tax treaty rate) on its effectively connected earnings and profits, subject to adjustments.

As discussed above under “Tax Consequences to Exchanging U.S. Holders—The Early Participation Premium and the Early Consent Fee,” we intend to treat any Early Participation Premium and any Early Consent Fee paid to Non-U.S. holders as additional consideration for the Old USCC Notes disposed of pursuant to the exchange offer, the taxation of which is discussed above. However, as also discussed above, the Early Participation Premium and/or the Early Consent Fee could conceivably be treated as a separate fee by the IRS or an applicable withholding agent, in which case the receipt of the Early Participation Premium and/or the Early Consent Fee by a Non-U.S. holder could possibly be subject to U.S. federal withholding tax of 30%, unless such amounts are treated as effectively connected with a conduct by the Non-U.S. holder of a trade or business in the United States (in which case such amount might be subject to U.S. federal income tax and possible branch profits tax) or such withholding tax is reduced or eliminated by an applicable treaty.

Accrued Interest

Any amounts received by a Non-U.S. holder pursuant to an exchange that are attributable to pre-issuance accrued interest will be treated as a payment of interest at the time of the exchange (as described above “Tax Consequences to Exchanging U.S. Holders —Accrued Interest”) and will be treated in the same manner as described below under “Tax Consequences to Non-U.S. Holders of Holding and Disposing of New T-Mobile Notes—Interest,” as if the Old USCC Notes were New T-Mobile Notes for purposes of those discussions.

Tax Consequences to Non-U.S. Holders of Holding and Disposing of New T-Mobile Notes

Interest

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” a Non-U.S. holder will not be subject to U.S. federal income or withholding tax on payments of interest (including payments of OID, if any) on a New T-Mobile Note, provided that:

•	the Non-U.S. holder is not an actual or constructive owner of stock possessing 10% or more of the total voting power of all of T-Mobile USA’s voting stock,

•	the Non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to T-Mobile USA through stock ownership,

•	such interest payments are not effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States; and

•	the Non-U.S. holder certifies under penalties of perjury (generally on IRS Form W-8BEN or Form W-8BEN-E or suitable successor form) that it is not a U.S. person and provides its name and address.

A Non-U.S. holder that is not exempt from U.S. federal income or withholding tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% unless:

•	the income is effectively connected with the conduct of a U.S. trade or business, or

•

an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax and such Non-U.S. holder provides the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E, as applicable.

Except to the extent provided by an applicable income tax treaty, interest on a New T-Mobile Note that is effectively connected with the conduct by a Non-U.S. holder of a trade or business in the United States will be subject to U.S. federal income tax on a net basis generally in the same manner as if that Non-U.S. holder were a

U.S. holder and will not be subject to U.S. withholding tax so long as the Non-U.S. holder provides the applicable withholding agent with an IRS Form W-8ECI. To claim the benefit of an applicable income tax treaty, a Non-U.S. holder must timely provide the appropriate and properly executed IRS forms (generally, an IRS Form W-8BEN or W-8BEN-E, as applicable). A corporate Non-U.S. holder may also be subject to a branch profits tax at a 30% rate (or lower applicable income tax treaty rate) on its effectively connected earnings and profits, subject to adjustments. Non-U.S. Holders may be required to update their IRS Forms W-8 periodically.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of New T-Mobile Notes

Subject to the rules described below under “Information Reporting and Backup Withholding,” a Non-U.S. holder will not be subject to U.S. federal income or withholding tax on any gain recognized from the sale or other taxable disposition of a New T-Mobile Note unless:

•	such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States, or

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other requirements.

Except to the extent provided by an applicable income tax treaty, a Non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on a net basis generally in the same manner as if that Non-U.S. holder were a U.S. Holder with respect to such gain (and Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax unless reduced or eliminated by an applicable income tax treaty).

A Non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on such gain, which gain may be offset by U.S.-source capital losses, provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. To claim the benefit of an applicable income tax treaty, the Non-U.S. holder generally must timely provide the appropriate and properly executed IRS forms (generally, an IRS Form W-8BEN or W-8BEN-E, as applicable).

Tax Consequences to Non-Exchanging Holders

The U.S. federal income tax treatment of holders who do not tender their Old USCC Notes pursuant to the exchange offers would depend upon whether the adoption of the proposed amendments to the applicable USCC Indentures results in a “deemed” exchange of “old” Old USCC Notes for “new” Old USCC Notes (the “Amended Notes”) for U.S. federal income tax purposes. In general, the modification of a debt instrument results in a deemed exchange of an “old” debt instrument for a “new” debt instrument (upon which gain or loss may be recognized) if such modification is “significant” within the meaning of applicable Treasury regulations (as discussed above under “Tax Consequences to Exchanging U.S. Holders—Significant Modification”). The Treasury regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a Significant Modification. The Treasury regulations do not, however, define “customary accounting or financial covenants.”

If adoption of the proposed amendments does not constitute a Significant Modification of the Old USCC Notes, then holders whose Old USCC Notes are not exchanged pursuant to the exchange offers should not recognize any gain or loss as a result of the adoption of the proposed amendments. Although there is no authority directly on point and the matter is thus unclear, we understand that USCC intends to treat the adoption of the proposed amendments as not constituting a Significant Modification of the Old USCC Notes. Based on this position, holders who continues to hold Old USCC Notes would continue to have the same tax basis, holding period and accrued market discount, if any, in their Old USCC Notes. There can be no assurance, however, that the IRS will not successfully challenge the position that USCC intends to take.

If the IRS successfully asserts that the adoption of the proposed amendments resulted in a deemed exchange of the “old” Old USCC Notes for Amended Notes, whether such deemed exchange would be taxable to a holder whose Old USCC Notes are not exchanged pursuant to the exchange offers would depend upon, among other things, whether such exchange qualifies as a tax-free recapitalization and whether the “old” Old USCC Notes and Amended Notes qualify as “securities” for U.S. federal income tax purposes. If a deemed exchange does not qualify as a tax-free recapitalization, holders subject to U.S. federal income taxation would generally recognize taxable gain or (subject to the possible application of the wash sale rules under Section 1091 of the Code) loss on the deemed exchange in the same manner as described under “Tax Consequences to Exchanging U.S. Holders—Exchange Offers” and “Tax Consequences to Exchanging Non-U.S. Holders—Exchange Offers,” respectively (although the amount realized in the deemed exchange would generally be the issue price of the Amended Notes, determined under the principles described above in “Tax Consequences to U.S. Holders of Holding and Disposing of New T-Mobile Notes—Issue Price of the New T-Mobile Notes,” as if the Amended Notes were New T-Mobile Notes for purposes of that discussion).

In light of the uncertainty of the applicable rules, holders should consult their tax advisors regarding the risk that adoption of the proposed amendments constitutes a Significant Modification for U.S. federal income tax purposes, the U.S. federal income tax consequences to them if the proposed amendments are so treated and the U.S. federal income tax consequences of continuing to hold Old USCC Notes after the adoption of the proposed amendments.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with the exchange of the Old USCC Notes for the New T-Mobile Notes and interest payments on the New T-Mobile Notes made to, accruals of any OID on the New T-Mobile Notes attributable to, and the proceeds of sale, exchange, redemption, retirement or other taxable dispositions of New T-Mobile Notes effected by, certain U.S. holders. In addition, certain U.S. holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers and, if applicable, certification of exempt status, to the applicable withholding agent. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. persons in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of notes.

Foreign Account Tax Compliance

Under the U.S. federal income tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% U.S. withholding tax generally will apply to interest payments (including payments of any OID) on the Old USCC Notes or the New T-Mobile Notes if such notes are held by or through certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary) that is not FATCA compliant. In order to be treated as FATCA compliant, such foreign entity must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. account holders and debt investors, and comply with certain withholding requirements. These requirements may be modified by the adoption or implementation of an intergovernmental agreement between the United States and another country or by future U.S. Treasury Regulations. If any taxes are required to be deducted or withheld from any payments in respect of the Old USCC Notes or the New T-Mobile Notes as a result of a beneficial owner or intermediary’s failure to comply with the foregoing rules, no additional amounts will be paid as a result of the deduction or withholding of such tax.

Documentation that holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. account holders and debt investors. Non-U.S. holders should consult their tax advisors about how information reporting and the possible imposition of withholding tax under FATCA may apply to their participation in the exchange offers or as a result of holding New T-Mobile Notes.

NOTICES TO CERTAIN NON-U.S. HOLDERS

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the New T-Mobile Notes or the possession, circulation or distribution of this prospectus or any material relating to us, the Old USCC Notes, the New T-Mobile Notes or the Guarantees in any jurisdiction where action for that purpose is required. Accordingly, the New T-Mobile Notes offered in the exchange offers may not be offered, sold or exchanged, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the exchange offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

This prospectus does not constitute an offer to buy or sell or a solicitation of an offer to buy or sell either Old USCC Notes or New T-Mobile Notes in any jurisdiction in which, or to or from any person to or from whom it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this prospectus in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by us, the dealer managers, the solicitation agents, the exchange agent and the information agent to inform themselves about, and to observe, any such restrictions. In those jurisdictions where the securities, blue sky or other laws require the exchange offers to be made by a licensed broker or dealer and the dealer managers or any of their affiliates is a licensed broker or dealer in any such jurisdiction, such exchange offers shall be deemed to be made by the dealer manager or such affiliate (as the case may be) on T-Mobile USA’s behalf in such jurisdiction.

The New T-Mobile Notes will be issued only in minimum denominations of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) and any integral multiple of $1,000 (with respect to the New 2033 Notes) and $25 (with respect to the New 2069 Notes, New March 2070 Notes and New June 2070 Notes) in excess thereof. See “Description of New T-Mobile Notes—Principal, Maturity and Interest.” T-Mobile USA will not accept tenders of Old USCC Notes if such tender would result in the holder thereof receiving in the applicable exchange offer an amount of New T-Mobile Notes below the applicable minimum denomination.

Prohibition of Sales to EEA Retail Investors

The New T-Mobile Notes described in this prospectus are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the New T-Mobile Notes described in this prospectus or otherwise making them available to retail investors in the EEA has been prepared and therefore offering, selling or distributing such New T-Mobile Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of such New T-Mobile Notes in any Member State of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of such New T-Mobile Notes. This prospectus is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

This prospectus is not being distributed by nor has it been approved by an authorized person in the United Kingdom for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended, “FSMA”).

This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Consequently, this prospectus and any other material in relation to the New T-Mobile Notes described in this prospectus are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”)) who are (i) outside the United Kingdom, (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any New T-Mobile Notes may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, the New T-Mobile Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New T-Mobile Notes will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus. The New T-Mobile Notes described in this prospectus are not being offered to the public in the United Kingdom.

Prohibition of Sales to United Kingdom Retail Investors

The New T-Mobile Notes described in this prospectus are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the UK PRIIPs Regulation for offering, selling or distributing the New T-Mobile Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the New T-Mobile Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of such New T-Mobile Notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of such New T-Mobile Notes. This prospectus is not a prospectus for the purposes of the UK Prospectus Regulation.

Notice to Prospective Investors in Canada

The New T-Mobile Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New T-Mobile Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the dealer managers and solicitation agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The New T-Mobile Notes have not been and will not be offered or sold in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O, and no advertisement, invitation or document relating to the New T-Mobile Notes have been or will be issued or have been or will be in the possession of any person for the purpose of issue (in each case. whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the New T-Mobile Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The New T-Mobile Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the New T-Mobile Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

The dealer managers and solicitation agents have acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the dealer managers and solicitation agents have represented, warranted and agreed that they have not offered or sold any New T-Mobile Notes or caused the New T-Mobile Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any New T-Mobile Notes or cause the New T-Mobile Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New T-Mobile Notes, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of the Issuer’s obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the New T-Mobile Notes are a “prescribed capital markets product” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and an

Excluded Investment Product (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the New T-Mobile Notes. The New T-Mobile Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the New T-Mobile Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the New T-Mobile Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the New T-Mobile Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in South Korea

The New T-Mobile Notes have not been and will not be registered with the Financial Services Commission of Korea under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, the New T-Mobile Notes have not been and will not be offered, sold, or delivered, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea (as defined in the Foreign Exchange Transactions Law of Korea and its Enforcement Decree) or to others for re-offering or resale, except as otherwise permitted by applicable Korean laws and regulations. In addition, within one year following the issuance of the New T-Mobile Notes, the New T-Mobile Notes may not be transferred to any resident of Korea other than a qualified institutional buyer (as such term is defined in the regulation on issuance, public disclosure, etc. of securities of Korea, a “Korean QIB”) registered with the Korea Financial Investment Association (the “KOFIA”) as a Korean QIB and subject to the requirement of monthly reports with the KOFIA of its holding of Korean QIB bonds as defined in the Regulation on Issuance, Public Disclosure, etc. of Notes of Korea, provided that (a) the New T-Mobile Notes are denominated, and the principal and interest payments thereunder are made, in a currency other than Korean won, (b) the amount of the securities acquired by such Korean QIBs in the primary market is limited to less than 20 per cent. of the aggregate issue amount of the New T-Mobile Notes, (c) the New T-Mobile Notes are listed on one of the major overseas securities markets designated by the Financial Supervisory Service of Korea, or certain procedures, such as registration or report with a foreign financial investment regulator, have been completed for offering of the securities in a major overseas securities market, (d) the one-year restriction on offering, delivering or selling of securities to a Korean resident other than a Korean QIB is expressly stated in the securities and the prospectus and (e) the Issuer, the dealer managers and the solicitation agents shall individually or collectively keep the evidence of fulfillment of conditions (a) through (d) above after having taken necessary actions therefor.

Notice to Prospective Investors in Taiwan

The New T-Mobile Notes have not been, and will not be, registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority or agency of Taiwan pursuant to applicable securities laws and regulations of Taiwan and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Taiwan Securities and Exchange Act or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission and/or other regulatory authority or agency of Taiwan. No person or entity in Taiwan is authorized to offer, sell or distribute or otherwise intermediate the offering of the New T-Mobile Notes or the provision of information relating to this prospectus.

The New T-Mobile Notes may be made available to Taiwan resident investors outside Taiwan for purchase by such investors outside Taiwan for purchase outside Taiwan by investors residing in Taiwan, but may not be issued, offered, sold or resold in Taiwan, unless otherwise permitted by Taiwan laws and regulations. No subscription or other offer to purchase the New T-Mobile Notes shall be binding on us until received and accepted by us or any agent outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

Notice to Prospective Investors in the United Arab Emirates

The offering of the New T-Mobile Notes has not been approved or licensed by the UAE Central Bank, the UAE Securities and Commodities Authority (“SCA”), the Dubai Financial Services Authority (“DFSA”) or any other relevant licensing authorities in the UAE, and the New T-Mobile Notes may not be offered to the public in the UAE (including the DIFC). This prospectus is being issued to a limited number of institutional and individual investors:

(a)

who meet the criteria of a “Qualified Investor” as defined in the SCA Board of Directors Decision No. 3 R.M. of 2017 (but excluding subparagraph 1(d) in the “Qualified Investor” definition relating to natural persons);

(b)

upon their request and confirmation that they understand that the New T-Mobile Notes have not been approved or licensed by or registered with the UAE Central Bank, the SCA, DFSA or any other relevant licensing authorities or governmental agencies in the UAE; and

(c)	upon their confirmation that they understand that the prospectus must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose.

LEGAL MATTERS

The validity of the New T-Mobile Notes issued by T-Mobile USA and the validity of the Guarantees of the New T-Mobile Notes under New York law and Delaware law is being passed upon by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The validity of the Guarantees of the New T-Mobile Notes under Nevada law and Kansas law is being passed upon by Ryan Brady, Esq., Principal Corporate Counsel, Legal Affairs and Assistant Secretary of T-Mobile USA, Inc. Mr. Brady owns and has other interests in less than 0.01% of the shares of Parent’s capital stock. Cahill Gordon & Reindel LLP, New York, New York will pass upon certain legal matters for the dealer managers and solicitation agents.

EXPERTS

The financial statements of T-Mobile US, Inc. as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this prospectus by reference to T-Mobile US, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2024, and the effectiveness of T-Mobile US, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of United States Cellular Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC. That registration statement contains more information than this prospectus regarding us and our securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings with the SEC are also available on our website at www.T-Mobile.com. The information on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus or any related free writing prospectus (except for our SEC reports expressly incorporated by reference herein).

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below and all documents we and USCC subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering under this prospectus (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

Parent (SEC File No. 001-33409):

•	Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on January 31, 2025;

•

Proxy Statement on Schedule 14A filed with the SEC on    , 2025, to the extent specifically incorporated by reference into Part III of Parent’s Annual Report on Form 10-K for the year ended December 31, 2024; and

•	Current Reports on Form 8-K filed with the SEC on January 27, 2025, February 11, 2025, February 21, 2025, March 21, 2025 and March 27, 2025.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference in that filing) at no cost, by writing to or telephoning us at the following address:

Broady Hodder

Senior Vice President, Governance, Strategy and Integrity and Secretary

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

(425) 383-4000

USCC (SEC File No. 001-09712):

•	Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 21, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on , 2025; and

•	Current Report on Form 8-K filed with the SEC on January 15, 2025.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference in that filing) at no cost, by writing to or telephoning us at the following address:

Investor Relations

Telephone and Data Systems, Inc.

30 North LaSalle Street, Suite 4000

Chicago, Illinois 60602

(312) 630-1900

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

T-Mobile USA, Inc.

OFFERS TO EXCHANGE

CERTAIN OUTSTANDING NOTES OF USCC

AND SOLICITATIONS OF CONSENTS TO AMEND THE RELATED INDENTURES

PROSPECTUS

The exchange agent and information agent for the exchange offers and consent solicitations for the Old USCC Notes is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Attn: Michael Horthman

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (888) 605-1958

Email: TMUS@dfking.com

Any questions or requests for assistance may be directed to the dealer managers and solicitation agents at the address and telephone number set forth below. Requests for additional copies of this prospectus may be directed to the exchange agent and information agent. Beneficial owners may also contact their custodian for assistance concerning the exchange offers and consent solicitations.

The dealer managers and solicitation agents for the exchange offers and the consent solicitations for the Old USCC Notes are:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware Corporations

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of a corporation may and, in some cases, must be indemnified by the corporation against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, he had no reasonable cause to believe his conduct was unlawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the corporation, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses.

Delaware Limited Liability Companies

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Delaware Limited Partnerships

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its partnership agreement.

Kansas Limited Liability Companies

Section 17-7670 of the Kansas Revised Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its operating agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. To the extent that a present or former member, manager, officer, employee or agent of a limited liability company has been successful on the merits or otherwise as a plaintiff in an action to determine that the plaintiff is a member of a limited liability company or in defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a member, manager, officer, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a member, manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, or in defense of any claim, issue or matter therein, such member, manager, officer, employee or agent shall be indemnified by the limited liability company against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

Nevada Limited Liability Companies

Sections 86.411 and 86.421 of the Nevada Limited-Liability Companies law permit indemnification of any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a manager, member, employee or agent of the company, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may not be made for any claim as to which such a person has been adjudged to be liable to the company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Nevada Limited-Liability Companies law allows a company to purchase or maintain insurance for members, managers, employees, and agents of the company.

New York Limited Liability Companies

Section 420 of the New York Limited Liability Company Law provides that, subject to such standards and restrictions, if any, as are set forth in its operating agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless, and advance expenses to, any member or manager or other person from and against any and all claims and demands whatsoever. However, no indemnification may be made to or on behalf of any member, manager or other person if a judgment or other final adjudication adverse to such member, manager or other person establishes that (i) such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (ii) such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled.

General

The certificates of incorporation of T-Mobile US, Inc. (“T-Mobile US”) and T-Mobile USA, Inc. (“T-Mobile USA”) each provide for indemnification, to the fullest extent permitted by the DGCL, to any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of T-Mobile US or T-Mobile USA, respectively, or is or was serving at the request of T-Mobile US or T-Mobile USA, respectively, as a director, officer, or agent of another corporation, limited liability company, or other enterprise, against expenses (including attorneys’ fees), judgments, liabilities, losses, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding. Each of T-Mobile US and T-Mobile USA applies the provisions of its certificate of incorporation to indemnification of directors and officers of its wholly-owned subsidiaries, including the co-registrants. In addition, the organizational documents governing certain of the co-registrants generally provide directors, managers and officers with similar rights to indemnification to the fullest extent permitted by law.

The Fifth Amended and Restated Certificate of Incorporation of T-Mobile US provides that no director is liable to T-Mobile US or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

T-Mobile US has entered into indemnification agreements with all of its directors and executive officers and has purchased directors’ and officers’ liability insurance.

Indemnification by USCC

After the closing of the Acquisition, USCC will indemnify and hold harmless T-Mobile US, its affiliates and its and their respective representatives (collectively, the “T-Mobile Indemnified Parties”) against all Losses (defined below) suffered or incurred by any T-Mobile Indemnified Party, or to which any T-Mobile Indemnified Party otherwise becomes subject, as a result of or in connection with, among other things, (i) any material misstatements or omissions in the information provided by USCC or its affiliates intended to be used, and actually used, in documentation circulated to holders of certain of USCC’s outstanding senior notes in connection with the exchange offers or the consent solicitations contemplated by the Purchase Agreement or (ii) any claim from any holder of such notes against T-Mobile US or its affiliates alleging a breach of the USCC Indentures pursuant to which such notes were issued in connection with such exchange offers or consent solicitations, including that T-Mobile US or its affiliates induced or facilitated such breach by USCC or its affiliates. The cumulative aggregate liability of USCC with respect to the foregoing, together with USCC’s other indemnification obligations under the Purchase Agreement, will in no event exceed the Base Purchase Price. “Losses” means any and all losses, costs, charges, settlement payments, awards, judgments, fines, penalties, damages, expenses (including reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), liabilities, claims or deficiencies of any kind; provided, however, Losses does not include indirect or consequential damages (except to the extent reasonably foreseeable) or punitive or exemplary damages, unless such damages are required to be paid to a third party as a result of a third party claim.

Item 21. Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

Exhibit No.	Document

2.1	Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp. (incorporated by reference to Exhibit 2.1 to T-Mobile’s Current Report on Form 8-K filed with the SEC on April 30, 2018).

2.2	Amendment No. 1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp. (incorporated by reference to Exhibit 2.2 to T-Mobile’s Current Report on Form 8-K filed with the SEC on July 26, 2019).

2.3	Amendment No. 2, dated as of February 20, 2020, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp., as amended (incorporated by reference to Exhibit 2.1 to T-Mobile’s Current Report on Form 8-K filed with the SEC on February 20, 2020).

2.4*	Membership Interest Purchase Agreement, dated as of September 6, 2022, by and among Sprint LLC, Sprint Communications LLC, and Cogent Infrastructure, Inc. (incorporated by reference to Exhibit 2.1 to T-Mobile’s Current Report on Form 8-K filed with the SEC on September 7, 2022).

3.1	Fifth Amended and Restated Certificate of Incorporation of T-Mobile US, Inc. (incorporated by reference to Exhibit 3.1 to T-Mobile’s Current Report on Form 8-K filed with the SEC on April 1, 2020).

3.2	Seventh Amended and Restated Bylaws of T-Mobile US, Inc. (incorporated by reference to Exhibit 3.2 to T-Mobile’s Current Report on Form 8-K filed with the SEC on April 1, 2020).

4.1	Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to T-Mobile’s Current Report on Form 8-K filed with the SEC on September 15, 2022).

4.2	Indenture for Senior Debt Securities dated June 1, 2002, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York (incorporated by reference to Exhibit 4.1 to UScellular’s Form S-3 dated May 31, 2013 (File No. 333-188971)).

Exhibit No.	Document

4.3	Form of Third Supplemental Indenture dated December 3, 2003, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York, relating to $444,000,000 of United States Cellular Corporation’s 6.700% Senior Notes due 2033 (incorporated by reference to Exhibit 4.1 to UScellular’s Current Report on Form 8-K dated December 3, 2003).

4.4	Form of Fifth Supplemental Indenture dated June 21, 2004, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York, relating to $100,000,000 of United States Cellular Corporation’s 6.700% Senior Notes due 2033 (incorporated by reference to Exhibit 4.1 to UScellular’s Current Report on Form 8-K dated June 21, 2004).

4.5	Form of Ninth Supplemental Indenture dated as of August 12, 2020, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., related to $500,000,000 of United States Cellular Corporation’s 6.250% Senior Notes due 2069 (incorporated by reference to Exhibit 2 to UScellular’s Registration Statement on Form 8-A dated August 12, 2020).

4.6	Form of Tenth Supplemental Indenture dated as of December 2, 2020, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., related to $500,000,000 of United States Cellular Corporation’s 5.500% Senior Notes due 2070 (March) (incorporated by reference to Exhibit 2 to UScellular’s Registration Statement on Form 8-A dated December 2, 2020).

4.7†	Form of Eleventh Supplemental Indenture dated as of May 17, 2021, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., related to $500,000,000 of United States Cellular Corporation’s 5.500% Senior Notes due 2070 (June) (incorporated by reference to Exhibit 2 to UScellular’s Registration Statement on Form 8-A dated May 17, 2021).

4.8+	Form of Twelfth Supplemental Indenture to the Indenture for Senior Debt Securities dated June 1, 2002, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York.

4.9+	Form of Thirteenth Supplemental Indenture to the Indenture for Senior Debt Securities dated June 1, 2002, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York.

4.10+	Form of Fourteenth Supplemental Indenture to the Indenture for Senior Debt Securities dated June 1, 2002, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York.

4.11+	Form of Fifteenth Supplemental Indenture to the Indenture for Senior Debt Securities dated June 1, 2002, between United States Cellular Corporation and The Bank of New York Mellon Trust Company, N.A., formerly known as BNY Midwest Trust Company of New York.

4.12+	Form of Supplemental Indenture to the Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Company and Deutsche Bank Trust Company Americas, as trustee.

4.13±	Form of Supplemental Indenture to the Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Company and Deutsche Bank Trust Company Americas, as trustee.

4.14±	Form of Supplemental Indenture to the Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Company and Deutsche Bank Trust Company Americas, as trustee.

4.15±	Form of Supplemental Indenture to the Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Company and Deutsche Bank Trust Company Americas, as trustee.

Exhibit No.	Document

5.1+	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5.2±	Opinion of Ryan Brady, Esq.

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to T-Mobile’s Annual Report on Form 10-K filed with the SEC on January 31, 2025).

22.1+	List of Guarantor Subsidiaries.

23.1+	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2±	Consent of Ryan Brady, Esq. (included in Exhibit 5.2).

23.3±	Consent of Deloitte & Touche LLP.

23.4±	Consent of PricewaterhouseCoopers LLP.

24.1†	Powers of Attorney (included on the signature pages hereof).

25.1±	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Deutsche Bank Trust Company Americas, as Trustee under the Indenture dated as of September 15, 2022.

107.1±	Filing Fee Table.

*

In accordance with Item 601(a)(5) of Regulation S-K, certain schedules (or similar attachments) to this exhibit have been omitted from this filing. The registrant will provide a copy of any omitted schedule to the Securities and Exchange Commission or its staff upon request.

†	Submitted herewith.
±	To be submitted by amendment.

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any long-term debt instruments that have been omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

T-MOBILE US, INC.

By:
	Name:	Peter Osvaldik
	Title:	Executive Vice President and Chief Financial Officer

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

G. Michael Sievert	President and Chief Executive Officer (Principal Executive Officer) and Director	, 2025

Peter Osvaldik	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Timotheus Höttges	Chairman of the Board of Directors	, 2025

André Almeida	Director	, 2025

Marcelo Claure	Director	, 2025

Srikant M. Datar	Director	, 2025

Name	Title	Date

Christian P. Illek	Director	, 2025

James J. Kavanaugh	Director	, 2025

Raphael Kübler	Director	, 2025

Thorsten Langheim	Director	, 2025

Dominique Leroy	Director	, 2025

Letitia A. Long	Director	, 2025

Teresa A. Taylor	Director	, 2025

Kelvin R. Westbrook	Director	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

T-MOBILE USA, INC.

By:
	Name:	Peter Osvaldik
	Title:	Executive Vice President and Chief Financial Officer

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

G. Michael Sievert	President and Chief Executive Officer (Principal Executive Officer)	, 2025

Peter Osvaldik	Executive Vice President and Chief Financial Officer (Principal Financial Officer) and Director	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Christopher M. Miller	Director	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

ASSURANCE WIRELESS OF SOUTH CAROLINA, LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of Assurance Wireless USA, L.P., the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

ATI SUB, LLC CLEARWIRE LEGACY LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of Clearwire Communications LLC, the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

CLEARWIRE SPECTRUM HOLDINGS LLC CLEARWIRE SPECTRUM HOLDINGS II LLC FIXED WIRELESS HOLDINGS, LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of Clearwire Legacy LLC, the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

ADSTRUC, LLC
APC REALTY AND EQUIPMENT COMPANY, LLC
BREEZE ACQUISITION SUB LLC
IBSV LLC
MINT MOBILE, LLC
MINT MOBILE INCENTIVE COMPANY, LLC
NSAC, LLC
PUSHSPRING, LLC
SPRINT COMMUNICATIONS LLC
SPRINT SOLUTIONS LLC
T-MOBILE INNOVATIONS LLC
T-MOBILE LICENSE LLC
T-MOBILE NORTHEAST LLC
T-MOBILE PUERTO RICO HOLDINGS LLC
T-MOBILE PUERTO RICO LLC
T-MOBILE RESOURCES LLC
T-MOBILE SOUTH LLC
T-MOBILE WEST LLC
TMUS INTERNATIONAL LLC
TVN VENTURES LLC
UVNV, LLC
VISTAR MEDIA GLOBAL PARTNERS, LLC
WBSY LICENSING, LLC

By:
Name:	Peter Osvaldik
Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer) and Manager	, 2025

Name	Title	Date

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

CLEARWIRE SPECTRUM HOLDINGS III LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of Nextel West Corp., the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

BLIS USA, INC. NEXTEL WEST CORP. SPRINT CAPITAL CORPORATION VISTAR MEDIA INC.

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer) and Director	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Christopher M. Miller	Director	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

T-MOBILE FINANCIAL LLC T-MOBILE LEASING LLC

By:
	Name:	Peter Osvaldik
	Title:	President and Treasurer

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President and Treasurer (Principal Executive Officer and Principal Financial Officer) and Manager	, 2025

Dara Bazzano	Controller (Principal Accounting Officer)	, 2025

Christopher M. Miller	Manager	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

CLEARWIRE COMMUNICATIONS LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of Sprint Communications LLC, the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

SPRINTCOM LLC SPRINT SPECTRUM LLC

By:
	Name:	Peter Osvaldik
	Title:	President and Treasurer

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President and Treasurer (Principal Executive Officer and Principal Financial Officer) and Manager	, 2025

Dara Bazzano	Controller (Principal Accounting Officer)	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

NEXTEL SYSTEMS, LLC VMU GP, LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President and Treasurer of SprintCom LLC, the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

ASSURANCE WIRELESS USA, L.P.

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of VMU GP, LLC, the Registrant’s General Partner	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

METROPCS CALIFORNIA, LLC
METROPCS FLORIDA, LLC
METROPCS GEORGIA, LLC
METROPCS MASSACHUSETTS, LLC
METROPCS MICHIGAN, LLC
METROPCS NEVADA, LLC
METROPCS NEW YORK, LLC
METROPCS PENNSYLVANIA, LLC
METROPCS TEXAS, LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer) and Manager	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Christopher M. Miller	Manager	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

PRWIRELESS PR, LLC T-MOBILE CENTRAL LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	Executive Vice President and Chief Financial Officer of T-Mobile USA, Inc., the Registrant’s Member	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

SPRINT LLC

By:
	Name:	Peter Osvaldik
	Title:	Executive Vice President and Chief Financial Officer

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

G. Michael Sievert	President and Chief Executive Officer (Principal Executive Officer)	, 2025

Peter Osvaldik	Executive Vice President and Chief Financial Officer (Principal Financial Officer) and Manager	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on    , 2025.

SPRINT SPECTRUM REALTY COMPANY, LLC TDI ACQUISITION SUB, LLC

By:
	Name:	Peter Osvaldik
	Title:	President

Each person whose signature appears below constitutes and appoints G. Michael Sievert, Peter Osvaldik and Mark W. Nelson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Peter Osvaldik	President (Principal Executive Officer and Principal Financial Officer)	, 2025

Dara Bazzano	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2025

Peter Osvaldik	President of T-Mobile License LLC, the Registrant’s Member	, 2025